As filed with the Securities and Exchange Commission on June 23, 2004
Registration No. 333-116054

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Gol Linhas Aéreas Inteligentes S.A.

(Exact name of Registrant as specified in its charter)

Gol Intelligent Airlines Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil	4512	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Rua Tamoios 246

Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(+55 11 5033-4200)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Ave
New York, New York 10011
(1-800-223-7564)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew B. Jánszky, Esq	Leslie N. Silverman, Esq.
Shearman & Sterling LLP	Cleary, Gottlieb, Steen & Hamilton
599 Lexington Avenue	1 Liberty Plaza
New York, New York 10022	New York, New York 10006

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 1, 2004

33,050,000 Preferred Shares

In the form of American Depositary Shares outside Brazil

and in the form of Preferred Shares in Brazil

We and the selling shareholders are offering                      shares of our non-voting preferred stock, or the preferred shares, in an international offering in the form of American depositary shares, or ADSs. Each ADS represents two preferred shares. We are selling                     ADSs and the selling shareholders are selling                     ADSs in the United States and other countries outside Brazil through the international underwriters named in this prospectus. In addition, we are concurrently offering                     preferred shares and the selling shareholders are concurrently offering                     preferred shares in Brazil through Brazilian underwriters under a Portuguese-language prospectus. The closings of the international and Brazilian offerings will be conditioned upon each other.

This is our initial public offering and no public market currently exists for our preferred shares or the ADSs. We have applied to list the ADSs for trading on the New York Stock Exchange, known as the NYSE, under the symbol “GOL.” We anticipate that the initial public offering price of the ADSs will be between $15.00 and $17.00 per ADS. We have also applied to list our preferred shares for trading on the São Paulo Stock Exchange, known as the BOVESPA, under the symbol “GOLL4.”

This offering will be registered with the Brazilian Securities Commission (the Comissão de Valores Mobiliários, or CVM). The CVM has not approved or disapproved these securities or determined if this prospectus (or the Portuguese-language prospectus referred to above) is truthful or complete.

Investing in the ADSs and our preferred shares involves risks. See “Risk Factors” beginning on page 11.

PRICE $             AN ADS

Underwriting
	Price to	Discounts and	Proceeds	Proceeds to Selling
	Public	Commissions	to Us	Shareholders

Per ADS	$	$	$	$
Total	$	$	$	$

We and Comporte Participações S.A. have granted the international underwriters the right for a period of 30 days to purchase up to an additional 4,957,500 Preferred Shares, in the form of ADSs, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs will be made on or about                     , 2004.

MORGAN STANLEY	MERRILL LYNCH & CO.

JPMORGAN

RAYMOND JAMES

UBS INVESTMENT BANK

                    , 2004

[Inside Front Cover Art: Graphic (center): Map of Brazil/ South America displaying Gol’s current and announced routes of service]

      You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information that is different from the information contained in this prospectus. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of the ADSs or our preferred shares occurs.

      In this prospectus, we use the terms “the Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., “Gol” to refer to Gol Transportes Aéreos S.A. and “we,” “us” and “our” to refer to the Registrant and Gol, together, except where the context requires otherwise. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

      The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank of Brazil. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. “U.S. GAAP” refers to generally accepted accounting principles in the United States and “Brazilian GAAP” refers to generally accepted accounting principles in Brazil, which are accounting principles derived from Law No. 6,404 of December 15, 1976, as amended and supplemented, or the Brazilian corporation law and the rules of the CVM.

      This prospectus contains terms relating to operating performance within the airline industry that are defined as follows:

•	“Revenue passengers” represents the total number of paying passengers flown on all flight segments.

•	“Revenue passenger kilometers” represents the numbers of kilometers flown by revenue passengers.

•	“Available seat kilometers” represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

i

•	“Breakeven load factor” is the passenger load factor that will result in passenger revenues being equal to operating expenses.

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

•	“Yield per passenger kilometer” represents the average amount one passenger pays to fly one kilometer.

•	“Passenger revenue per available seat kilometer” represents passenger revenue divided by available seat kilometers.

•	“Operating revenue per available seat kilometer” represents operating revenues divided by available seat kilometers.

•	“Average stage length” represents the average number of kilometers flown per flight.

•	“Operating expense per available seat kilometer” represents operating expenses divided by available seat kilometers.

      We make statements in this prospectus about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

      Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

      The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares and three Class B preferred shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and 6 common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect. The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80-for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004). All share numbers and per share calculations in this prospectus reflect the stock split. See “Description of Capital Stock.” The consolidated financial statements included in this prospectus have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol, with the exception of five common shares and three Class B preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes, since January 1, 2001. We publish our consolidated financial statements in Brazil in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

      We have translated some of the real amounts contained in this prospectus into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2003 and the three months ended March 31, 2004 was R$2.9086 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of March 31, 2004 as reported by the Central Bank. The U.S. dollar equivalent information presented in this prospectus is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

      All amounts contained in this prospectus that have been adjusted to reflect the receipt by us of the estimated net proceeds of this offering are based upon the sale of                     ADSs in the international offering at an assumed initial public offering price of US$16.00 per ADS, the midpoint of the range on the cover of this prospectus, and the sale of                     preferred shares in the Brazilian offering at an assumed initial public offering price per preferred share that is the midpoint of the range identified on the cover of the Brazilian preliminary prospectus.

      Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the international underwriters’ option to purchase up to additional ADSs to cover over-allotments, if any.

      This offering is being made in Brazil by a prospectus in Portuguese that has been filed with the CVM and that has the same date as this prospectus but has a different format. This offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this prospectus. Investors should take this into account when making investment decisions.

      The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant is registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under number NIRE 35.300.314.441. Gol was formed on August 1, 2001 as a Brazilian sociedade limitada, and on May 2, 2002 Gol was converted into a sociedade por ações.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements, principally under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in Brazil and particularly in the geographic markets we serve;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our limited operating history;

•	our level of debt and other fixed obligations;

•	our capital expenditure plans;

•	inflation, depreciation and devaluation of the real;

•	existing and future governmental regulations;

•	increases in maintenance costs, fuel costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy; and

•	the risk factors discussed under “Risk Factors” beginning on page 11.

      The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance.

PROSPECTUS SUMMARY

      This summary highlights selected information about us and the ADSs and preferred shares that we and the selling shareholders are offering. It may not contain all of the information that may be important to you. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and the notes to those consolidated financial statements and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

GOL TRANSPORTES AÉREOS S.A.

Overview

      We are the only low-fare, low-cost airline operating in Brazil providing frequent service on routes between all of Brazil’s major cities. We focus on increasing the growth and profitability of our business by stimulating and meeting demand for simple, safe and affordable air travel in Brazil for both business and leisure passengers, while having among the lowest operating costs in the airline industry worldwide.

      We have flown over 16 million passengers since beginning operations in January 2001 and, according to Brazil’s civil aviation authority, the Departamento de Aviação Civil, or DAC, our share of the domestic market based on revenue passenger kilometers grew from 4.7% in 2001 to 11.8% in 2002, 19.2% in 2003 and 22.5% during the first quarter of 2004.

      Currently, we operate 22 single-class Boeing 737-700/800 Next Generation aircraft serving 29 cities throughout Brazil. We expect to operate approximately 69 aircraft by the end of 2010. To help meet our 2004 to 2006 capacity requirements, we plan to accept delivery, under two-year operating leases, of up to five Boeing 737-300 aircraft in 2004. We have firm orders and purchase options for up to 43 737-800 Next Generation aircraft. The firm order aircraft are scheduled to be delivered between 2007 and 2009, and the purchase options are exerciseable for deliveries between 2005 and 2010.

      We offer travelers in Brazil a low-fare transportation alternative that we believe is an attractive value relative to conventional airline and bus transportation. We have a diversified passenger base, with customers ranging from business passengers traveling within densely populated centers in southeastern Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers traveling to destinations throughout Brazil. We carefully evaluate opportunities to continue the growth of our business through increasing the frequency of flights to our existing high-demand markets and adding new routes to underserved regions in Brazil. We are also pursuing opportunities to offer services on routes to high-traffic centers in other South American countries.

      Our emphasis on controlling costs and yield management has given us flexibility in setting our fares to achieve a balance between our load factors and yields that we believe will generate the highest profitability for us. Despite decreasing passenger traffic in Brazil because of a slowdown in overall domestic economic growth, we generated net operating revenues of R$1,400.6 million and net income of R$175.5 million in 2003, due largely to a cost per available seat kilometer that was approximately 25% lower than that of our competitors, according to information from the DAC. During the three months ended March 31, 2004, we generated net operating revenues of R$433.1 million and net income of R$90.7 million.

      Our operating model is based on a variation of the point-to-point approach used by other successful low-cost carriers worldwide. In high-density competitive markets, such as São Paulo to Rio de Janeiro, we operate direct point-to-point service at low fares. When providing service to our other markets, our aircraft make multiple stops on our route network linking multiple destination points, which attracts customers who prefer to pay lower fares even if this means making one or more stops before their final destination.

      By offering low fares and providing reliable service, we achieved a load factor of 72% for the first quarter of 2004. We had an average load factor of 64% during 2003, as compared to an average domestic load factor of 59% for our three largest Brazilian competitors in the same period, according to the DAC. During this period, we maintained high standards of operating efficiency and customer satisfaction, completing 97% of our scheduled flights with on-time performance of 96%. In the first quarter of 2004, we completed 99% of our scheduled flights with an on-time performance of 95%.

Our Competitive Strengths

      Our principal competitive strengths are:

      We Keep Our Operating Costs Low. Our cost per available seat kilometer for the year ended December 31, 2003 was R$0.141, or US$0.048. We believe that our cost per available seat kilometer for the year ended December 31, 2003, as adjusted for the average number of kilometers flown per flight, was lower than that of many of the world’s most profitable low-cost carriers, and was on average approximately 25% lower than that of the Brazilian legacy airlines, according to data collected from the DAC. Our cost per available seat kilometer for the three months ended March 31, 2004 was R$0.142, or US$0.049. Our low operating costs are the result of a number of different measures that we have taken to improve our operating efficiency, including:

•	Efficient use of aircraft. During the three months ended March 31, 2004, our aircraft flew an average of 13.5 block hours per day. During 2003, our aircraft flew an average of 12.8 block hours per day, the highest aircraft utilization rate in the Brazilian domestic airline industry according to the DAC and among the highest worldwide according to airline company public filings. Our efficient use of our fleet has allowed us to spread our fixed costs over a greater number of flights and available seat kilometers. We also offer air cargo services to generate incremental revenues.

•	Operation of a simplified fleet. Currently, we operate a simplified fleet type consisting of 22 Boeing 737-700/800 Next Generation aircraft. We plan to add up to five Boeing 737-300 aircraft in 2004 under two-year operating leases to meet short-term capacity needs. We have firm orders and purchase options for up to 43 additional Boeing 737-800 Next Generation aircraft. Delivery of the firm order aircraft is scheduled to occur between 2007 and 2009 and the purchase options are exercisable for deliveries between 2005 and 2010.

•	Ability to take advantage of competitive outsourcing opportunities. We have entered into arrangements on competitive terms with third-party contractors at certain airports for passenger, aircraft and baggage handling. We also outsource our call center customer services and other services that we believe can be more efficiently provided by third parties.

•	High proportion of internet sales. We actively encourage our customers and travel agents to purchase seats on our flights via our website to keep our distribution costs low. In 2003, approximately 58% of our sales were made through our website directly to our customers and to travel agents. During the three months ended March 31, 2004, 71% of our sales were made through our website directly to our customers and to travel agents. We believe this represents one of the highest internet booking rates in the airline industry worldwide.

•	Adoption of the best practices of other low-cost airlines to keep our costs low. Our booking system is the same cost-efficient system as that used by other successful low-cost airlines worldwide. Consistent with the approach taken by other successful low-cost carriers, we keep our product offering simple to keep our costs low. We do not have a frequent flier program or airport lounges, and offer only light snacks and beverages on our flights. We provide ticketless travel and on-line check-in and seat assignment options.

      We Offer Our Customers Low Fares. We believe that through our low fares and high-quality service, we provide the best value in our markets. Our average fares are lower than the average fares of the Brazilian legacy airlines. By combining low fares with simple and reliable service that treats passengers equally in a single-class environment, we have successfully increased our market share, strengthened customer loyalty and are attracting a new group of air travelers in our service areas.

      We Have One of the Newest Fleets in the Industry. Our current fleet of 22 Boeing 737-700/800 Next Generation aircraft has an average age of 2.8 years, making our fleet the newest fleet in South America and one of the newest in the industry worldwide. We believe that the firm orders and options we have for the delivery of up to 43 new Boeing 737-800 Next Generation aircraft will help us to retain the competitive advantage of a young fleet. Our new fleet has enabled us to enjoy a high degree of performance reliability and to develop a reputation among customers for being an airline that delivers a safe, on-time, modern and comfortable travel experience.

      We Have a Strong Brand that Is Widely Recognized Among Consumers. We believe that the Gol brand has become synonymous with positive innovation and value in the Brazilian domestic airline industry. Our customers identify us as being accessible, friendly, fair and reliable and distinguish us in Brazil’s domestic airline industry on the basis of our updated and simplified approach to providing air travel services. Customer satisfaction surveys conducted in September 2003 by Omni Marketing, an independent third-party market research firm, indicated that more than nine out of every ten passengers on Gol would recommend us to others, would fly with us again and consider our approach to air travel to be innovative.

      We Have a Strong Financial Position. We have focused on maintaining a strong financial position with significant cash balances and a low debt to capitalization ratio. At March 31, 2004, we had R$191.6 million of cash and cash equivalents, R$216.9 million of accounts receivable and R$206.7 million of U.S. dollar-denominated deposits for aircraft leasing and aircraft engine maintenance contracts, representing a total of R$615.2 million. At March 31, 2004, we had a debt to capitalization ratio of 11.9%.

      We Have a Motivated Workforce and a Proven Management Team. We benefit from a highly motivated workforce that brings a new enthusiasm to air travel and a commitment to high standards of friendly and reliable quality service that we believe distinguishes us in our markets. We invest a significant amount of time and resources into carefully developing the best training practices and selecting individuals to join our team who share our focus on ingenuity and continuous improvement. Our top managers have an average of 20 years of experience in the Brazilian passenger transportation industry, and this experience has helped us to develop the most effective elements of our low-cost model.

Our Strategy

      To continue the growth of our business and increase its profitability, we will continue to focus our strategy on offering a simple and safe air travel service at low fares, while maintaining high-quality standards, keeping our operating costs low and relentlessly pursuing ways to make our operations more efficient. We will continue to evaluate opportunities to expand our operations by adding additional flights to existing domestic routes, adding new domestic routes where sufficient market demand exists and expanding into other high traffic routes in other South American countries. The following are the key elements of our strategy:

      To Expand Our Customer Base by Offering Services to High-Demand and Underserved Routes. When planning the growth of our business, we will continue to select our routes and establish the frequency of our service based upon the extent and type of demand in the regions we serve. We expect to increase our focus on business travelers from medium-sized companies, a growing customer base that tends to be more price sensitive, by closely monitoring the routes and flight frequencies that best serve their travel needs and increasing our marketing efforts directed at this segment of our customer base. We are also very focused on stimulating demand and capturing market share in both the leisure and “visiting friends and relatives” market segments.

      To Continue to Reduce Our Operating Costs. Continuing to reduce our operating costs per available seat kilometer is a key to increasing profitability. We aim to remain one of the lowest cost airlines in the world. To date, we have worked toward achieving this goal by assembling a new fleet of single-class aircraft that is capable of safely and reliably accommodating a high utilization rate, incurs low maintenance costs and is fuel-efficient. We are also working to achieve this goal by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and increasing our number of daily flights per aircraft. We believe that the incorporation of new purchased aircraft into our fleet will allow us to further reduce our operating costs per available seat kilometer.

      To Keep Our Customer Service Offering Simple and Convenient. We believe that we are perceived by our customers as providing excellent value at affordable fares and acting as a catalyst for changing the way the Brazilian airline industry works. In addition to offering low fares, our strategy is to make flying a simpler, more convenient experience. We have achieved this objective largely through the elimination of unnecessary extras and common-sense applications of technology, including an emphasis on internet bookings. We offer our customers single class, pre-assigned seating and we do not overbook our flights. We will continue to seek ways to make the Gol brand signify safety, simplicity and convenience in the minds of air travelers.

      To Stimulate Demand with Low Fares. Our widely available low fares and superior product offering are designed to stimulate demand, particularly from fare-conscious leisure travelers and small- to mid-size businesses that might otherwise have used alternative forms of transportation or would not have traveled at all. We will also continue to provide our customers with a variety of flexible payment mechanisms, such as monthly installment payments.

Industry Overview

      Most long-distance public travel services within Brazil are provided by interstate bus companies. In 2002, Brazil’s domestic airline industry transported over 30 million passengers, as compared to the over 130 million passengers transported by interstate bus companies in 2000 (the last publicly-available data) according to the Brazilian Department of Highways (Departamento de Transportes Rodoviários). Brazil has no meaningful interstate passenger rail services.

      The business travel sector is the largest component of Brazilian air transportation demand and the most profitable in the market. According to the DAC, business travel represents approximately 70% of the total demand for domestic air travel, which we believe is significantly higher than the proportion of domestic air travel in the global aviation sector that is comprised of business travel.

      According to data collected from the DAC, flights between Rio de Janeiro and São Paulo, and Brasília and São Paulo, accounted for 6.8% of all domestic passengers in both 2001 and 2002. The ten busiest city pair routes accounted for 15.9% and 16.5% of all domestic air passengers in 2001 and 2002, respectively, while the ten busiest airports accounted for 72.8% and 73.8% of all domestic passenger traffic in terms of arrivals and departures in 2001 and 2002, respectively.

      The domestic passenger airline industry in Brazil is primarily served by three legacy airlines—Varig S.A.—Viação Aérea Riograndense, or Varig, TAM Linhas Aéreas S.A., or TAM, and VASP—Viação Aérea São Paulo S.A., or VASP—and us. In 2003, the three Brazilian legacy airlines and us accounted for over 98% of the market share of domestic regular routes, measured by revenue passenger kilometers. In 2003, Varig and TAM initiated discussions to merge their operations and began operating under a temporary code-sharing arrangement. See “Industry Overview.”

      Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. According to the DAC, there were over 30 million enplanements in Brazil in 2002, out of a total population of approximately 175 million, according to the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística—IBGE). In contrast, the United States, with a total population of approximately 293 million according to the latest U.S. census figures, had more than 700 million enplanements in 2002, according to the U.S. Department of Transportation.

      From 1997 to 2003, the compound annual growth rate in industry passenger traffic, in terms of revenue passenger kilometers, was 5.9% versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 5.0%. Industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have remained relatively stable over the same period, with an average load factor of 58%. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

								First quarter

	1997	1998	1999	2000	2001	2002	2003	2003	2004

	(in millions, except percentages)
Available Seat Kilometers	31,146	38,121	40,323	41,436	45,008	47,116	41,885	11,113	10,744
Available Seat Kilometers Growth	8.7%	22.4%	5.8%	2.8%	8.6%	4.7%	(11.2)%	(1.0)%	(3.3)%
Revenue Passenger Kilometers	17,824	22,539	22,204	24,284	26,296	26,784	25,125	6,267	6,703
Revenue Passenger Kilometers Growth	7.5%	26.5%	(1.5)%	9.4%	8.3%	1.9%	(6.2)%	(5.8)%	7.0%
Load Factor	57.2%	59.1%	55.1%	58.6%	58.4%	56.8%	60.0%	56.4%	62.4%

Source:	DAC

     Historically, domestic airline industry revenue growth has generally surpassed Brazilian gross domestic product growth. From 1997 to 2002, domestic airline industry revenue grew at a real compound annual growth rate of 7.1% while Brazilian gross domestic product grew at a real compound annual growth rate of 1.7% over the same period, according to data collected from the DAC and the Central Bank.

Brazilian Economic Environment

      The current Brazilian government has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. The real appreciated by 18.2% against the U.S. dollar during 2003, closing at R$2.8892 per US$1.00 at December 31, 2003, and inflation for the year, as measured by the IGP-M, decreased to 8.7%. While Brazil’s real GDP decreased by 0.2% during 2003, the Brazilian economy showed signs of improvement in the fourth quarter of 2003 and the first quarter of 2004, with real GDP growing by approximately 1.5% in the fourth quarter of 2003, as compared to the third quarter of 2003, and 1.6% in the first quarter of 2004 as compared to the fourth quarter of 2003. Brazil achieved a public sector budget primary surplus (before debt service) of 4.37% in 2003, which exceeded the target of 4.25% of GDP established by the International Monetary Fund as part of its current loan accord with the country.

      Inflation during the first quarter of 2004, as measured by the IGP-M, was 2.7%. The Brazilian Central Bank’s year-end inflation target for 2004 and 2005 is 5.5% and 4.5%, respectively, within a band of 2.5 percentage points. The real depreciated by 0.7% against the U.S. dollar during the three months ended March 31, 2004. On May 28, 2004, the U.S. dollar/real exchange rate was R$3.0961 per US$1.00.

GOL LINHAS AÉREAS INTELIGENTES S.A.

      The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant’s only assets consist of common and preferred shares of Gol and cash. The Registrant owns all of Gol’s common and preferred shares, except for five common shares and three Class B preferred shares of Gol that are held by members of Gol’s board of directors for eligibility purposes.

      Our principal executive offices are located at Rua Tamoios 246, Jardim Aeroporto, 04630-000 São Paulo, SP, Brazil, and our general telephone number is +55 11 5033-4200. The telephone number of our investor relations department is +55 11 5033-4393. The telephone number of our ticket sales center in Brazil is 0300 789-2121. Our website address is www.voegol.com.br. Information contained on our website is not incorporated by reference in, and shall not be considered part of, this prospectus.

THE GLOBAL OFFERING

Preferred shares offered in the global offering	33,050,000 non-voting preferred shares, of which 18,750,000 preferred shares are being offered by us, 10,900,000 preferred shares are being offered by BSSF Air Holdings LLC and 3,400,000 preferred shares are being offered by Comporte Participações S.A.

The global offering	The global offering consists of the international offering and the Brazilian offering.

International offering	ADSs, representing preferred shares, are being offered through the international underwriters in the United States and in other countries outside Brazil.

Brazilian offering	Concurrently with the international offering, preferred shares are being offered in a public offering in Brazil.

Over-allotment option	We and Comporte Participações S.A. have granted the international underwriters the right for a period of 30 days to purchase up to an additional 4,957,500 preferred shares (of which 1,605,725 preferred shares are being offered by us and 3,351,775 preferred shares are being offered by Comporte Participações S.A.), in the form of ADSs, to cover over-allotments, if any.

The ADSs	Each ADS will represent two preferred shares. The ADSs will be evidenced by American Depositary Receipts, or ADRs. The ADSs will be issued under a deposit agreement among us, The Bank of New York, as depositary, and the registered holders and beneficial owners from time to time of ADSs issued thereunder.

Selling shareholders	BSSF Air Holdings LLC Comporte Participações S.A.

Total shares outstanding after the offering	189,118,977 shares, consisting of 109,448,497 common shares and 79,670,480 preferred shares, not including preferred shares reserved for issuance under stock options. We have outstanding options to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04, and we expect to reserve up to 16,000,000 preferred shares for issuance under stock option plans.

Depositary	The Bank of New York.

Voting rights	Holders of the ADSs and our preferred shares have no voting rights except in connection with certain matters. See “Description of Capital Stock—Voting Rights” and “Description of American Depositary Shares—Voting Rights.”

Liquidation preference	Upon liquidation, holders of preferred shares are entitled to receive a return of capital prior to any distribution to the holders of our common shares.

Tag-along rights	Unlike holders of preferred shares of companies incorporated under the laws of the State of Delaware, which typically do not have the benefit of tag-along rights, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us, and the minimum price to be offered for each preferred share is 100% of the price paid per share of the controlling stake.

Lock-up agreements	We, BSSF Air Holdings LLC, our directors and executive officers (other than those directors and executive officers who are also shareholders of Aeropar Participações S.A. and Comporte Participações S.A.) and certain of our other shareholders have agreed with the international underwriters that, subject to certain exceptions, we and they will not issue or transfer, until 180 days after the date of this prospectus, any ADSs or preferred shares or any options or warrants to purchase ADSs or preferred shares, or any securities convertible into, or exchangeable for, or that represent rights to receive, ADSs or preferred shares. Aeropar Participações S.A. and Comporte Participações S.A., including their respective shareholders, have agreed to the same restrictions, except in their case the applicable restricted period is 365 days instead of 180 days. See “Underwriters.”

In addition, BSSF Air Holdings LLC has agreed with us that, subject to certain exceptions, it will not issue or transfer any ADSs or preferred shares or any options or warrants to purchase ADSs or preferred shares or securities convertible into, or exchangeable for, or that represent rights to receive, ADSs or preferred shares after the expiration of the 180-day lock-up, unless in an organized sales process. See “Related Party Transactions — Shareholders’ Agreement.”

Risk factors	See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs or our preferred shares.

Use of proceeds	We intend to use the majority of the net proceeds from this offering for the purchase and lease of the additional Boeing 737 aircraft. We intend to use the remainder of the net proceeds for working capital purposes and general capital expenditures. We will not receive any proceeds from the sale of preferred shares (including preferred shares in the form of ADSs) by the selling shareholders.

Dividends	Brazilian corporation law requires us to distribute at least 25% of our annual adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP). The holders of ADSs will be entitled to receive dividends to the same extent as the owners of our preferred shares, subject to the deduction of any charges of the depositary with respect to foreign exchange conversion. Unlike preferred shares of companies incorporated under the laws of the State of Delaware, which are typically entitled to a fixed dividend established pursuant to the company’s articles of incorporation, our preferred shares are not entitled to fixed dividends but are instead entitled to receive dividends per share in the same amount of the dividends per share paid to holders of our common shares. See “Dividends and Dividend Payments.”

Listing	We have applied to list the ADSs on the NYSE under the symbol “GOL” and to list our preferred shares on the BOVESPA under the symbol “GOLL4.”

Expected offering timetable (subject to change):
Commencement of marketing of the offering	June 1, 2004
Announcement of offer price and allocation of ADSs and preferred shares	Week of June 21, 2004
Commencement of trading of ADSs on the NYSE	Week of June 21, 2004
Settlement and delivery of ADSs and preferred shares	Week of June 28, 2004

SUMMARY FINANCIAL AND OPERATING DATA

      The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares and three Class B preferred shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and 6 common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect. The aggregate number of the Registrant’s common and preferred shares currently outstanding was increased to 168,793,243 as the result of a 2.80-for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004). All share amounts and per share calculations in this prospectus reflect the stock split. See “Description of Capital Stock.” The following table presents summary historical consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” included elsewhere in this prospectus.

      The Registrant is a holding company that was incorporated on March 12, 2004 and the shares of Gol and cash are currently the Registrant’s only assets.

      Gol was incorporated in August 2000 but did not begin operations until January 2001. During the period between August 2000 and December 31, 2000, our activities consisted solely of organizational activities relating to the commencement of our operations and we did not have any significant income or expenses. The consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol since January 1, 2001, except for five common shares and three Class B preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes.

      The as adjusted balance sheet data gives effect to the receipt of approximately US$142.4 million in           estimated net proceeds from the issuance and sale of 33,050,000 preferred shares, including                     preferred shares in the form of ADSs, in the global offering.

      Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2003 and the three months ended March 31, 2004 have been translated into U.S. dollars at the commercial market rate as reported by the Central Bank on March 31, 2004 of R$2.9086 to US$1.00. The commercial market rate as reported by the Central Bank on May 28, 2004 was R$3.0961 to US$1.00.

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

									(unaudited)

	(in thousands, except per share data)
Net operating revenues:
Passenger	R$	223,384	R$	643,549	R$	1,339,191	US$	460,425	R$	249,325	R$	414,869	US$	142,635
Cargo and other		7,089		34,330		61,399		21,109		11,314		18,223		6,265

Total net operating revenues		230,473		677,879		1,400,590		481,534		260,639		433,092		148,900

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

									(unaudited)

	(in thousands, except per share data)
Operating expenses:
Salaries, wages and benefits		33,263		77,855		137,638		47,321		26,989		38,445		13,218
Aircraft fuel		45,769		160,537		308,244		105,977		84,248		93,545		32,162
Aircraft rent		58,816		130,755		188,841		64,925		50,799		47,330		16,272
Aircraft insurance		7,556		23,186		25,850		8,887		6,016		5,923		2,036
Sales and marketing		35,299		96,626		191,280		65,764		39,009		54,091		18,597
Landing fees		14,602		32,758		47,924		16,477		11,191		13,640		4,690
Aircraft and traffic servicing		18,563		47,381		58,710		20,185		10,614		13,485		4,636
Maintenance, materials and repairs		4,773		16,160		42,039		14,453		12,308		16,287		5,600
Depreciation		2,383		7,885		13,844		4,760		2,230		4,526		1,556
Other operating expenses		7,741		22,654		44,494		15,297		8,421		10,205		3,508

Total operating expenses		228,765		615,797		1,058,864		364,046		251,825		297,477		102,275
Operating income:		1,708		62,082		341,726		117,488		8,814		135,615		46,625
Other expenses:
Interest expense		(3,350)		(16,530)		(20,910)		(7,189)		(7,252)		(1,432)		(492)
Financial income (expense), net		(1,997)		7,447		(56,681)		(19,487)		(7,513)		3,214		1,105

Income (loss) before income taxes:		(3,639)		52,999		264,135		90,812		(5,951)		137,397		47,238
Income taxes current		—		(1,396)		(60,747)		(20,886)		—		(36,192)		(12,443)
Income taxes deferred		—		(16,246)		(27,929)		(9,602)		(1,934)		(10,549)		(3,627)

Net income (loss):	R$	(3,639)	R$	35,357	R$	175,459	US$	60,324	R$	(7,885)	R$	90,656	US$	31,168

Earnings (loss) per share, basic and diluted(1)	R$	(0.06)	R$	0.36	R$	1.07	US$	0.37	R$	(0.05)	R$	0.54	US$	0.18
Weighted average shares used in computing earnings (loss) per share, basic and diluted (in thousands)(1)		56,000		98,268		164,410				151,262		168,793
Earnings (loss) per ADS, basic and diluted	R$	(0.12)	R$	0.72	R$	2.14	US$	0.74	R$	(0.10)	R$	1.08	US$	0.36

	As of March 31, 2004

	Actual				As Adjusted

	(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$	191,642	US$	65,888	R$	605,967	US$	208,336
Accounts receivable(2)		216,887		74,567		216,887		74,567
Deposits for aircraft leases and aircraft and engine maintenance contracts		206,683		71,060		206,683		71,060
Total assets		752,483		258,710		1,166,808		401,158
Short term debt		58,512		20,117		58,512		20,117
Long term debt		—		—		—		—
Shareholders’ equity		434,583		149,413		848,908		291,861

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

									(unaudited)

	(in thousands, except percentages)
Other Financial Data:
Operating margin(3)		0.7%		9.2%		24.4%				3.4%		31.3%
Net cash provided by (used in) operating activities	R$	(19,213)	R$	17,023	R$	85,235	US$	29,304	R$	(23,582)	R$	32,868	US$	11,300
Net cash used in investing activities		(29,666)		(34,479)		(39,263)		(13,499)		(41,978)		(6,853)		(2,356)
Net cash provided by financing activities		53,239		21,752		90,867		31,241		78,527		19,336		6,648
EBITDA(4)		4,091		69,967		355,570		122,248		11,044		140,141		48,181
Aircraft rent(4)		58,816		130,755		188,841		64,925		50,799		47,330		16,272

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

Operating Data (unaudited):
Revenue passengers (in thousands)		2,085		4,847		7,324				1,571		2,180
Revenue passenger kilometers (in millions)		1,256		3,156		4,835				1,065		1,505
Available seat kilometers (in millions)		2,091		5,049		7,527				1,763		2,094
Load factor		60.1%		62.5%		64.2%				60.4%		71.9%
Breakeven load factor		61.5%		59.8%		50.8%				61.0%		51.6%
Aircraft utilization (block hours per day)		11.1		12.3		12.8				12.7		13.5
Average fare	R$	115	R$	140	R$	195	US$	67	R$	165	R$	204	US$	70
Yield per passenger kilometer (cents)		17.8		20.4		27.7		9.5		23.4		27.6		9.5
Passenger revenue per available seat kilometer (cents)		10.7		12.7		17.8		6.1		14.1		19.8		6.8
Operating revenue per available seat kilometer (cents)		11.0		13.4		18.6		6.4		14.8		20.7		7.1
Operating expense per available seat kilometer (cents)		10.9		12.2		14.1		4.8		14.3		14.2		4.9
Departures		24,727		52,665		75,439				17,418		20,825
Average stage length (kilometers)		613		628		659				649		670
Average number of operating aircraft during period		7.7		15.3		21.6				20.3		21.7
Full-time equivalent employees at period end		1,134		2,072		2,453				2,235		2,572
Fuel liters consumed (in thousands)		77,850		164,008		264,402				60,965		75,520
Percent of sales through website during period		13.2%		48.7%		57.9%				50.3%		70.8%

(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. We have no dilutive securities.
(2)	In managing our liquidity, we take into account our cash and cash equivalents and our accounts receivable balances. Accounts receivable consist primarily of credit card receivables for purchased passenger tickets. As we provide our customers with the option to pay in installments over several months, we currently have an approximate one-month lag between the time that we pay our suppliers and the time that we receive payment for our services.
(3)	Operating margin represents operating income divided by net operating revenues.
(4)	EBITDA represents net income (loss) plus the sum of other income (expense), income taxes and depreciation. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. The following table presents a reconciliation of our net income to EBITDA for the specified periods.

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

EBITDA Reconciliation:
	(in thousands)
Net income (loss)	R$	(3,639)	R$	35,357	R$	175,459	US$	60,324	R$	(7,885)	R$	90,656	US$	31,168
Plus (minus)
Income taxes		—		17,642		88,676		30,488		1,934		46,741		16,070
Net interest and financial expense		5,347		9,083		77,591		26,676		14,765		(1,782)		(613)
Depreciation		2,383		7,885		13,844		4,760		2,230		4,526		1,556

EBITDA	R$	4,091	R$	69,967	R$	355,570	US$	122,248	R$	11,044	R$	140,141	US$	48,181

Aircraft rent represents a significant operating expense of our business. Because we leased all of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was R$58,816 in 2001, R$130,755 in 2002, R$188,841 in 2003, R$50,799 during the first three months of 2003 and R$47,330 during the first three months of 2004.

RISK FACTORS

      An investment in the ADSs or our preferred shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions could adversely affect our business and the trading price of the ADSs and our preferred shares.

      The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting exchange controls, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, social and economic developments in or affecting Brazil.

      At the end of 2002, Brazil elected a new president from the Labor Party, Luiz Inácio Lula da Silva. In the period leading up to his election and for a period of time thereafter, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a lower level of confidence in the Brazilian currency and capital markets, contributing to the rapid depreciation of the real against the U.S. dollar during that period. Although the new government has not departed significantly from policies of the previous administration, and the real appreciated 18.2% against the U.S. dollar during 2003, before depreciating by 0.7% during the first three months of 2004, there remains concern about the policies of the current Brazilian government. Uncertainty over whether current policies will be continued or whether the Brazilian government will adopt different policies in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers.

      These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of the ADSs and our preferred shares.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our preferred shares.

      As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

      The real depreciated against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 18.2% against the U.S. dollar in 2003, before depreciating 0.7% during the three months ended March 31, 2004, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On May 28, 2004, the U.S. dollar/real exchange rate was R$3.0961 per US$1.00. See “Exchange Rates.”

      Our revenues are denominated in reais and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. We maintain U.S. dollar-denominated deposits and maintenance reserve accounts under the terms of our aircraft operating leases. For the year ended December 31, 2003 and the three months ended March 31, 2004, 49% of our operating expenses were either denominated in, or linked to, the U.S. dollar. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciations of the real and increases in the price of jet fuel and have entered into hedging arrangements to protect us against the effects of depreciations of the real and increases in the price of jet fuel, there can be no assurance we will be able to continue to do so. Any depreciation of the real or increases in the price of jet fuel for which we are unable to adjust our fares or effectively hedge against may lead to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We had total U.S. dollar-denominated future operating lease payment obligations of R$975.9 million (including long-term vendor payables) and no other U.S. dollar-denominated indebtedness at December 31, 2003. Our U.S. dollar-denominated deposits and maintenance reserve accounts totaled R$206.7 million at March 31, 2004. We may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future. We currently have a hedging program in place for our U.S. dollar-denominated operating lease obligations, our U.S. dollar-linked jet fuel expenses and our interest rate exposure.

      Depreciations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our preferred shares.

      Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 20.1% in 1999, 10.0% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 2.7% during the three months ended March 31, 2004 (as measured by Índice Geral de Preços–Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including the ADSs and our preferred shares.

      The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to Us and the Brazilian Airline Industry

The Brazilian aviation regulatory framework is undergoing changes and we cannot yet assess the effect these changes will have on our business and results of operations. The growth of our operating capacity requires us to first obtain regulatory authorizations.

      Consistent with the global airline industry trend, many companies operating in Brazil’s airline industry have been experiencing financial difficulties. The Brazilian aviation regulatory framework is undergoing changes that are designed to help restore stability to the industry. In connection with this strategy, the regulatory authorities have assumed a more pro-active approach to monitoring developments in Brazil’s airline market by, for example, addressing overcapacity by establishing stricter criteria that must be met before new routes or additional flight frequencies are awarded. Several legislative initiatives have been taken, including the preparation of a draft bill of law that would replace Law No. 7,565 of December 19, 1986, the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica), the submission of proposed new civil aviation public policy guidelines to the Ministry of Defense for approval and a bill of law providing for the creation of a national civil aviation agency that would replace the DAC as the primary regulator of the Brazilian airline industry. We cannot yet assess how the evolving regulatory framework will affect our business and results of operations. No assurance can be given that these or other changes in the Brazilian airline industry regulations will not have a material adverse effect on our business and results of operations.

      The DAC is in charge of approving all new flight routes, as well as modifications to existing flight routes and increases in flight frequencies. In addition, the importation of any new aircraft is subject to approval of the Commission for Coordination of Civil Air Transportation (Comissão de Coordenação de Transporte Aéreo Civil, or COTAC), a sub-department of the DAC. Our growth plans contemplate expanding into new markets, increasing flight frequencies and operating considerably more than our existing 22 aircraft. As such, our ability to grow generally depends on receiving the required authorizations from the DAC and the COTAC. In May 2004, we were authorized to operate three additional aircraft, increasing our current authorized number of aircraft to 25, and we were authorized to provide regularly scheduled service to four additional cities in Brazil. We cannot assure you that future authorizations will be granted to us.

We operate in a highly competitive industry.

      We face intense competition on our domestic routes in Brazil. The Brazilian aviation authorities have the flexibility to allow or deny new entrants in our market. We may face increased competition from new entrants in the Brazilian airline business in the future. In 2003, the Civil Aviation National Council (Conselho de Aviação Civil, or CONAC) issued guidelines regarding the need to increase barriers to the entry of new concessionaires and to limit the acquisition of new aircraft and the granting of new routes to existing concessionaires in order to protect the financial performance of the Brazilian airline industry as a whole. We cannot predict what impact the implementation of these restrictions might have on our competitive environment or our business.

      Our existing competitors or new entrants into the market may undercut our fares in the future, increase capacity on their routes in an effort to increase their market share or attempt to conduct low-fare or low-cost airline operations of their own. In such an event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected.

      Varig and TAM, two of our main competitors, are currently operating under a temporary code-sharing agreement and have publicly announced their intention to merge in the future. If Varig and TAM merge, the resulting airline may be able to operate more efficiently, reduce costs and offer lower prices on routes that we serve.

      Some of our competitors have significant levels of indebtedness, and the financial condition and prospects of some of our competitors are uncertain. In the past, the Brazilian government has allowed certain airline companies to restructure their government-related debt. If the Brazilian government provides substantial financial support to any of our competitors in the future, those competitors may be better able to compete with us.

      In addition to competition among airline companies, the Brazilian airline industry faces strong competition from ground transportation alternatives, such as interstate buses. Such competition may have an adverse impact on our business and results of operations.

Because we have a limited operating history, it is difficult to evaluate an investment in the ADSs and our preferred shares.

      Because we have a limited operating history, having commenced operations in January 2001, it may be difficult to evaluate our future prospects and an investment in the ADSs and our preferred shares. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies with a limited operating history. Our future performance will depend upon a number of factors, including our ability to:

•	implement our growth strategy;

•	provide high quality, reliable customer service at low fares;

•	choose new markets successfully;

•	hedge against fuel price, foreign exchange and interest rate fluctuations;

•	order and obtain aircraft that best suit our growth strategy;

•	maintain adequate control of our expenses;

•	attract, train, retain and motivate qualified personnel;

•	react to customer and market demands; and

•	maintain the safety of our operations.

      We cannot assure you that we will successfully address any of these factors, and our failure to do so could adversely affect our financial condition and results of operations.

Our failure to successfully implement our growth strategy would harm the market value of the ADSs and our preferred shares.

      Our growth strategy involves expanding the number of markets we serve and increasing the frequency of flights to the markets we currently serve. Achieving these goals is essential in order for our business to benefit from cost efficiencies resulting from economies of scale and increase our operating revenues and profits. Increasing the number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Three of the airport facilities from which we operate, Santos Dumont, in Rio de Janeiro, Congonhas, in São Paulo, and Pampulha, in Belo Horizonte, are highly congested and passenger processing is at or near maximum capacity. Five of the airports from which we operate, Juscelino Kubitschek, in Brasília, Santos Dumont, Congonhas, Guarulhos International Airport, in Guarulhos and Pampulha, are subject to slot restrictions limiting the number of landings and take-offs at these airports and when they can be made. Any condition that would prevent or delay our access to airports or routes that will be vital to our growth strategy, including the ability to process more passengers or the imposition of flight capacity restrictions, or our inability to maintain our existing slots, and obtain additional slots, in the Juscelino Kubitschek, Santos Dumont, Congonhas, Guarulhos and Pampulha airports, could constrain the expansion of our operations.

      The expansion of our business will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so would harm our business and the value of the ADSs and our preferred shares.

We have significant fixed costs and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

      We have significant fixed costs, relating primarily to operating leases for our aircraft and engines, of which approximately 20% have floating-rate rent payments based on LIBOR or U.S. interest rates. We expect that we will incur additional fixed obligations and debt as we take delivery of new aircraft and other equipment to implement our growth strategy.

      Having significant fixed payment obligations could:

•	limit our ability to obtain additional financing for working capital and other purposes;

•	divert substantial cash flow from our operations to service our fixed obligations under aircraft operating leases;

•	if LIBOR or U.S. interest rates increase, require us to incur significantly more lease or interest expense than we currently do; and

•	limit our ability to plan for or react to changes in our business and the airline industry and to general economic conditions.

      In addition, our ability to raise our fares to compensate for an increase in our fixed costs may be adversely affected by any imposition of fare control mechanisms by the Brazilian civil aviation authorities.

Inability to obtain financing for additional aircraft would impair our growth strategy and adversely affect our business.

      We currently finance our aircraft through operating leases. In the future, we intend to own a portion of our fleet as well as continue to lease aircraft through long-term operating leases. We may not be able to continue to obtain lease or debt financing on terms attractive to us, or at all. To the extent that we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business.

Substantial increases in fuel costs or the unavailability of sufficient quantities of fuel would harm our business.

      Fuel costs constitute a significant portion of our total operating expenses, accounting for approximately 29% and 31% of our operating expenses for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices may increase.

      In addition, substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require, or if Petrobras Distribuidora were to raise significantly the price it charges us for its fuel, our business and results of operations would be adversely affected. Some of our competitors may be able to obtain fuel on better terms than us, both with respect to quantity and price. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and future availability of fuel cannot be predicted with any degree of certainty. Our hedging activities or the extent of our ability to adjust our fares may not be sufficient to protect us from fuel price increases.

Insurance costs for airlines increased substantially as a result of the September 11 terrorist attacks in the United States, and further increases would harm our business.

      Following the September 11, 2001 terrorist attacks in the United States, insurance companies dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons (other than passengers) for claims resulting from acts of terrorism, war or similar events to US$150 million per aircraft.

      Law No. 10,309 of November 22, 2001 authorized the Brazilian government to assume civil liability to third parties for any damages to persons and assets on the ground caused by terrorist attacks or acts of war against aircraft of Brazilian airlines in Brazil or abroad. This law was enacted in response to the substantial increases in insurance premiums attributable to concerns about potential terrorist attacks on aircraft operated by Brazilian airlines in Brazil and abroad after the September 11, 2001 attacks in the United States. Law No. 10,744 of October 9, 2003 confirmed coverage by the Brazilian government up to an overall limit of the reais equivalent of US$1 billion for an indeterminate period of time. However, Decree No. 5,035 of April 5, 2004, which regulates the provisions of Law No. 10,744, provides that the Brazilian government may, at its sole discretion, suspend this coverage at any time, effective within seven days after the announcement by the Brazilian government of its decision to do so.

      Airline insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes, the end of the government-sponsored coverage or other events adversely affecting the airline industry abroad or in Brazil. Significant reductions in coverage or increases in insurance premiums would harm our financial condition and results of operations.

We have only a limited number of suppliers for our aircraft and engines.

      One of the key elements of our current business strategy is to save costs by operating a simplified aircraft fleet equipped with one type of engine. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International. We currently intend to continue to rely on the Boeing 737-700/800 Next Generation aircraft and the CFM 56-7B engines. If either of Boeing or CFM International were unable to perform their contractual obligations or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engines.

      If we had to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities, to the extent that such costs would not be covered by the alternate supplier. Our operations could also be harmed by the failure or inability of Boeing or CFM International to provide sufficient parts or related support services on a timely basis.

      Our business would be significantly harmed if a design defect or mechanical problem with the Boeing 737-700/800 Next Generation aircraft or the CFM 56-7B engine used on our aircraft were discovered causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by the DAC in the event of any actual or perceived mechanical or design problems while the DAC conducts its own investigation. Our business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the Boeing 737-700/800 Next Generation aircraft or the CFM 56-7B engine because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving a Boeing 737-700/800 Next Generation aircraft or the CFM 56-7B engine.

We may be unable to maintain our company culture as our business grows.

      We believe that our growth potential and the maintenance of our results-oriented corporate culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. We are dedicated to providing professional, high-quality service in a positive work environment and being innovative at finding ways to improve our business. We place great emphasis on the selection and training of enthusiastic employees with potential to add value to our business and who we believe fit in with and contribute to our company culture. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining this company culture as we become a larger business. Our company culture is crucial to our business plan, and failure to maintain that culture could adversely affect our business and results of operations.

      Our business also depends upon the efforts of our chief executive officer, who has played an important role in shaping our company culture and, through his interest in Aeropar Participações S.A., owns a significant number of our shares, as well as other key executives. In the event that our chief executive officer or a number of our key executives leave our company, we may have difficulty finding suitable replacements, which could harm our business and results of operations.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.

      We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as aircraft and engine maintenance, ground handling, baggage handling and call center services. All of these agreements are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services.

We rely heavily on automated systems to operate our business, and any failure of these systems could harm our business.

      We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems and our website. Unlike our competitors, which issue traditional paper tickets to some or all of their passengers, we issue only paperless tickets. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

We rely on maintaining a high daily aircraft utilization rate to increase our revenues. High aircraft utilization also makes us vulnerable to delays.

      One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

      Furthermore, high aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.

      An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by the DAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business and results of operations.

Our lack of a marketing alliance or customer loyalty program could harm our business and competitive ability.

      Many airlines, including some of our competitors, have marketing alliances with other airlines under which they market and advertise on a cooperative basis. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems, which is known as code-sharing, and permit reciprocity in their frequent flyer programs. We are not a member of a marketing alliance, and we do not currently anticipate becoming a member of any such alliance. In addition, we do not have a customer loyalty or frequent flyer program, although some of our Brazilian competitors have, and we currently do not anticipate implementing any such program. Some airline customers, including business passengers, prefer to fly with carriers that have marketing alliances so that they may earn and use mileage rewards that may be redeemed for flights on a selection of carriers. For the same reason, some customers are influenced in their choice of airlines by the presence of customer loyalty programs. Our lack of these features may adversely affect our business and competitive ability.

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

      Our controlling shareholder has the power to, among other things (i) elect a majority of our directors and (ii) determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under the Brazilian corporation law. Although you are entitled to tag-along rights in connection with a change of control of our company and you will have specific protections in connection with transactions between our controlling shareholder and related parties, our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares.

We have historically faced significant fluctuations in our results of operations, and the trading price of the ADSs and our preferred shares may be affected by such variations.

      Our results of operations have at times varied significantly from quarter to quarter, and we expect variations to continue in the future. Among the factors causing these variations are the seasonal nature of air travel and the airline industry’s sensitivity to general economic conditions. Generally, the revenues from and profitability of our flights reach their highest levels during the January and July summer and winter vacation periods and in the final two weeks of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a notable decrease in load factors. In addition, because a substantial portion of both business and leisure airline travel is discretionary, the industry tends to experience adverse financial results during general economic downturns. Any prolonged general reduction in airline passenger traffic may adversely affect our business and results of operations.

Risks Relating to the ADSs and Our Preferred Shares

You may not be able to sell the ADSs or preferred shares at the price or time you desire because an active or liquid market for the ADSs or preferred shares may not develop.

      Prior to this offering, there has not been a public market for either the ADSs or our preferred shares. We have applied to list the ADSs on the NYSE and the preferred shares on the BOVESPA. We cannot predict, however, whether an active liquid public trading market for the ADSs or our preferred shares will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

      Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 56.3% of the aggregate market capitalization of the BOVESPA as of December 31, 2003. The top ten stocks in terms of trading volume accounted for approximately 56%, 53% and 51% of all shares traded on the BOVESPA in 2002, 2003 and in the three months ended March 31, 2004, respectively.

Holders of the ADSs and the preferred shares may not receive any dividends.

      According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian GAAP. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

      As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the preferred shares.

      If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

You will likely suffer dilution in the book value of your investment.

      The initial public offering price per ADS is expected to exceed the net tangible book value of the equivalent number of our preferred shares after this offering. Accordingly, investors purchasing the ADSs or our preferred shares in this offering will likely suffer immediate and substantial book value dilution. In addition, to the extent that outstanding and future options to purchase the ADSs or our preferred shares are exercised, there may be additional dilution.

The protections afforded to minority shareholders in Brazil are different from those in the United States, and may be more difficult to enforce.

      Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law with respect to shareholder disputes is less developed under Brazilian law than U.S. law and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs or our preferred shares.

      According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of the ADSs or our preferred shares, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs or our preferred shares by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that Law No. 10,833 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs or our preferred shares between non-residents could ultimately prevail in the courts of Brazil.

Substantial sales of the ADSs or our preferred shares after this offering could cause the price of the ADSs or our preferred shares to decrease.

      We, the selling shareholders, our directors and executive officers (other than those directors and executive officers who are also shareholders of Aeropar Participações S.A. and Comporte Participações S.A.) and certain of our other shareholders have agreed that, subject to certain exceptions, we and they will not issue or transfer, until 180 days (and, in the case of Aeropar Participações S.A. and Comporte Participações S.A., including their respective shareholders, 365 days) after the date of this prospectus any ADSs or our preferred shares or any options or warrants to purchase the ADSs or our preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, ADSs or our preferred shares. In addition, BSSF Air Holdings LLC has agreed with us that, subject to certain exceptions, it will not issue or transfer any ADSs or preferred shares or any options or warrants to purchase ADSs or preferred shares or securities convertible into, or exchangeable for, or represent rights to receive, ADSs or preferred shares after the expiration of the 180-day lock-up, unless in an organized sales process. After these lock-up agreements expire, their ADSs and preferred shares will be eligible for sale in the public market. The market price of the ADSs and our preferred shares could drop significantly if the holders of the ADSs or our preferred shares sell them or the market perceives that they intend to sell them.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

      We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

USE OF PROCEEDS

      We will receive estimated net proceeds of approximately US$142.4 million from the sale of our preferred shares and the ADSs in this global offering, and net proceeds of approximately US$154.7 million if the international underwriters exercise their over-allotment option in full, in each case after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the majority of the net proceeds from this offering for the purchase and lease of additional Boeing 737 aircraft. We intend to use the remainder of the net proceeds for working capital purposes and general capital expenditures. To make pre-delivery deposits and finance the balance of the purchase price of additional Boeing 737-800 Next Generation aircraft, in addition to the proceeds of this offering, we will also require funds from other resources, such as cash from operations, borrowings under short-term credit facilities and/or vendor financing, low-interest bank financing or credit agreements guaranteed by the U.S. Ex-Im Bank, sale and leaseback transactions, and additional equity or debt offerings.

      We will not receive any proceeds from the sale of preferred shares (including preferred shares in the form of ADSs) by the selling shareholders.

EXCHANGE RATES

      There are two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

      Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies may only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been substantially the same as the commercial market rate, and the system relying on the foreign exchange rate band has been eliminated. However, there is no guarantee that these rates will continue to be substantially the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

      Since 1999, the Central Bank has allowed the real/ U.S. dollar exchange rate to float freely, and during that period, the real/ U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors— Risks Relating to Brazil.”

      The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Period-end	Period		Low	High

	(reais per U.S. dollar)
Year Ended
December 31, 1999	1.789	1.851	(1)	1.208	2.165
December 31, 2000	1.955	1.835	(1)	1.723	1.985
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.998	(1)	2.271	3.955
December 31, 2003	2.889	3.060	(1)	2.822	3.662
Month Ended
January 2004	2.941	2.872	(2)	2.802	2.941
February 2004	2.914	2.946	(2)	2.904	2.988
March 2004	2.909	2.908	(2)	2.875	2.941
April 2004	2.945	2.913	(2)	2.874	2.952
May (through May 28)	3.096	3.081	(2)	2.957	3.205

Source:	Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest rates in the month.

MARKET INFORMATION

Market Price of Our Shares

      Prior to this offering, there has been no public market for the ADSs or our preferred shares. We cannot assure you that an active trading market will develop for the ADSs or our preferred shares, or that the ADSs or our preferred shares will trade in the public market subsequent to the offering at or above the initial public offering price. Each ADS will represent two preferred shares. We have applied to list the ADSs for trading on the NYSE and our preferred shares for trading on the BOVESPA. Trading of the ADSs on the NYSE is expected to commence on the day following the date of this prospectus; trading of the preferred shares is expected to commence on the second day following the date of this prospectus.

Trading on the BOVESPA

      In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

      When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

      The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. Currently, there are no specialists or officially recognized market makers for our shares in Brazil. Upon the completion of this offering, we may contract specialists and/or market makers for the preferred shares.

      In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

      The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2003, the aggregate market capitalization of the 366 companies listed on the BOVESPA was equivalent to approximately R$582.2 billion (US$201.8 billion) and the 10 largest companies listed on the BOVESPA represented approximately 56.3% of the total market capitalization of all listed companies. By comparison, as of December 31, 2003, the aggregate market capitalization of the 2,755 companies listed on the NYSE was approximately US$12.3 trillion and the 10 largest companies listed on the NYSE represented approximately 19.0% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Risk Factors—Risks

Relating to the ADSs and Our Preferred Shares— The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

      Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho Monetário Nacional, or CMN) or Resolution No. 2,689. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouse must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Taxation— Brazilian Tax Considerations— Taxation on Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Corporate Governance Practices and Novo Mercado

      In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

      To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (c) comply with minimum quarterly disclosure standards; (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA; and (f) make a schedule of corporate events available to shareholders.

      To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 70% of the price paid per share of controlling block preferred shares; (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (i) any transformation of the company into another corporate form; (ii) any merger, consolidation or spin-off of the company; (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder; (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase; (v) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer; and (vi) any changes to these voting rights; (d) have a board of directors comprised of at least five members with a term limited to one year; (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards; (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process); and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

      To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares.

      We will enter into an agreement with the BOVESPA to comply with the requirements to become a Level 2 company. Following the completion of this offering, we must have a free float of at least 10% of our preferred shares, and we will be granted a three-year period within which to comply with the requirement to increase this free float to 25%. In addition to complying with Level 2 requirements, we will also grant tag-along rights to holders of our preferred shares in connection with a transfer of control of our company, offering preferred shareholders 100% of the price paid per common share of controlling block shareholders, our controlling shareholders will agree to a 365-day lock-up period and we will prepare quarterly financial statements in accordance with U.S. GAAP.

Regulation of the Brazilian Securities Market

      The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, known as Law No. 10,303, and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, and in Brazilian corporation law, and by regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

      Under the Brazilian corporation law, a company is either publicly held and listed, a companhia aberta, or privately held and unlisted, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the BOVESPA, a company must apply for registration with the BOVESPA and the CVM.

      The trading of securities on the BOVESPA may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

      Trading on the BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds therefrom. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares, and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic certificate of foreign capital registration or qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on the BOVESPA without obtaining separate electronic certificates of foreign capital registration. See “Description of Capital Stock— Regulation of Foreign Investment.”

Disclosure Requirements

      Pursuant to CVM Rule No. 358, of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

      Such requirements include provisions that:

•	establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•	specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquiror of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	restrict the use of insider information.

Changes in the Brazilian Corporation Law

      On October 31, 2001, Law No. 10,303, amending the Brazilian corporation law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority shareholders. Law No. 10,303:

•	obligates our controlling shareholders to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

•	requires any acquiror of control to make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

•	authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholders increase their participation in our total share capital to more than 95%;

•	entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian corporation law);

•	requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); or (b) dividends 10% higher than those paid for common shares; or (c) tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;

•	entitles shareholders that are not a controlling shareholder but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital, the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that may be elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;

•	requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

•	requires us to send copies of the documentation we submit to our shareholders in connection with shareholders meetings to the stock exchanges on which our shares are most actively traded.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004 on an actual basis and as adjusted to reflect the receipt of approximately US$142.4 million in estimated net proceeds from the issuance and sale of the preferred shares and ADSs in this global offering. The number of our common shares and preferred shares excludes 937,412 preferred shares underlying stock options that were granted on May 25, 2004 with an exercise price of R$3.04. You should read this table in conjunction with “Selected Financial Information and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2004

	Actual		As Adjusted		Actual		As Adjusted

	(in thousands of R$)				(in thousands of US$)
Total short-term debt and current portion of long-term debt	R$	58,512	R$	58,512	US$	20,117	US$	20,117
Long-term debt		—		—		—		—
Shareholders’ equity:(1)
Preferred shares, no par value, 79,670,480 shares authorized and 59,344,746 issued and outstanding, actual; 79,670,480 shares issued and outstanding, as adjusted		94,200		508,525		32,387		174,835
Common shares, no par value, 109,448,497 shares authorized, issued and outstanding		41,500		41,500		14,268		14,268
Additional paid in capital		29,188		29,188		10,035		10,035
Appropriated retained earnings		5,579		5,579		1,918		1,918
Unappropriated retained earnings		264,116		264,116		90,805		90,805

Total shareholders’ equity		434,583		848,908		149,413		291,861

Total capitalization	R$	493,095	R$	907,420	US$	169,530	US$	311,978

(1)	The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for 14 common shares and 8 Class B preferred shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 116,199,986 common shares of Gol were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Registrant, 29,050,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and 6 common shares of the Registrant and 23,542,977 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect.

DILUTION

      At March 31, 2004, we had a net tangible book value of R$2.57 per equity share (which refers to our common shares and preferred shares), or US$1.77 per ADS. Net tangible book value represents the amount of our total tangible assets less total liabilities, divided by the total number of equity shares outstanding at March 31, 2004, after giving effect to the 2.80-for-one stock split on May 25, 2004. After giving effect to the sale of the                      ADSs offered by us in the international offering and the  preferred shares offered by us in the Brazilian offering, and, assuming the international underwriters’ over-allotment option is not exercised, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated at March 31, 2004 would have been approximately R$848.9 million, representing R$4.53 per equity share, or US$3.11 per ADS. At an assumed initial public offering price of US$16.00 per ADS, this represents an immediate increase in net tangible book value of R$1.96 per equity share, or US$1.34 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$12.89           per ADS to new investors purchasing ADSs in this offering. Dilution for this purpose represents the difference between the price per preferred share or ADS paid by these purchasers and net tangible book value per share or ADS immediately after the completion of the offerings.

      The following table illustrates this dilution of US$12.89 per ADS to new investors purchasing the ADSs in this global offering:

Assumed initial public offering price per ADS	US$	16.00
Net tangible book value per ADS at March 31, 2004		1.77
Increase in net tangible book value per ADS attributable to new investors		1.34

Pro forma net tangible book value per ADS after this offering		3.11

Dilution per ADS to new investors	US$	12.89

      The number of our common shares and preferred shares excludes 937,412 preferred shares underlying stock options that were granted on May 25, 2004 with an exercise price of R$3.04.

SELECTED FINANCIAL AND OPERATING DATA

      The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares and three Class B preferred shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and 6 common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect. As the result of a 2.80-for-one stock split on May 25, 2004, the aggregate number of the Registrant’s common shares outstanding increased to 109,448,497 and the aggregate number of its preferred shares outstanding increased to 59,344,746 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004). All share amounts and per share calculations in this prospectus reflect the stock split.

      The Registrant is a holding company that was incorporated on March 12, 2004 and the shares of Gol and cash are currently the Registrant’s only asset.

      Gol was incorporated in August 2000 but did not begin transporting passengers until January 2001. During the period between August 2000 and December 31, 2000, our activities consisted solely of organizational activities relating to the commencement of our operations and we did not have any significant income or expenses. The consolidated financial data as and for the years ended December 31, 2001, 2002 and 2003 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The financial information included in this prospectus has been presented in accordance with U.S. GAAP and reflects our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol since January 1, 2001, except for five common shares and three Class B preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes.

      You should read the following selected consolidated financial and operating data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      The selected consolidated financial data at and for the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the operating results to be expected for the entire year ended December 31, 2004.

      Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2003 and for the three months ended March 31, 2004 have been translated into U.S. dollars at the commercial market rate as reported by the Central Bank on March 31, 2004 of R$2.9086 to US$1.00. The commercial market rate as reported by the Central Bank on May 28, 2004 was R$3.0961 to US$1.00.

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

									(unaudited)

	(In thousands, except per share data)
Net operating revenues:
Passenger	R$	223,384	R$	643,549	R$	1,339,191	US$	460,425	R$	249,325	R$	414,869	US$	142,635
Cargo and other		7,089		34,330		61,399		21,109		11,314		18,223		6,265

Total net operating revenues		230,473		677,879		1,400,590		481,534		260,639		433,092		148,900
Operating expenses:
Salaries, wages and benefits		33,263		77,855		137,638		47,321		26,989		38,445		13,218
Aircraft fuel		45,769		160,537		308,244		105,977		84,248		93,545		32,162
Aircraft rent		58,816		130,755		188,841		64,925		50,799		47,330		16,272
Aircraft insurance		7,556		23,186		25,850		8,887		6,016		5,923		2,036
Sales and marketing		35,299		96,626		191,280		65,764		39,009		54,091		18,597
Landing fees		14,602		32,758		47,924		16,477		11,191		13,640		4,690
Aircraft and traffic servicing		18,563		47,381		58,710		20,185		10,614		13,485		4,636
Maintenance, materials and repairs		4,773		16,160		42,039		14,453		12,308		16,287		5,600
Depreciation		2,383		7,885		13,844		4,760		2,230		4,526		1,556
Other operating expenses		7,741		22,654		44,494		15,297		8,421		10,205		3,508

Total operating expenses		228,765		615,797		1,058,864		364,046		251,825		297,477		102,275
Operating income:		1,708		62,082		341,726		117,488		8,814		135,615		46,625
Other expenses:
Interest expense		(3,350)		(16,530)		(20,910)		(7,189)		(7,252)		(1,432)		(492)
Financial income (expense), net		(1,997)		7,447		(56,681)		(19,487)		(7,513)		3,214		1,105

Income (loss) before income taxes:		(3,639)		52,999		264,135		90,812		(5,951)		137,397		47,238
Income taxes current		—		(1,396)		(60,747)		(20,886)		—		(36,192)		(12,443)
Income taxes deferred		—		(16,246)		(27,929)		(9,602)		(1,934)		(10,549)		(3,627)

Net income (loss):	R$	(3,639)	R$	35,357	R$	175,459	US$	60,324	R$	(7,885)	R$	90,656	US$	31,168

Earnings (loss) per share, basic and diluted(1)	R$	(0.06)	R$	0.36	R$	1.07	US$	0.37	R$	(0.05)	R$	0.54	US$	0.18
Weighted average shares used in computing earnings (loss) per share, basic and diluted (in thousands)		56,000		98,268		164,410				151,262		168,793
Earnings (loss) per ADS, basic and diluted	R$	(0.12)	R$	0.72	R$	2.14	US$	0.74	R$	(0.10)	R$	1.08	US$	0.36

	As of December 31,								As of March 31,

	2001		2002		2003		2003		2004		2004

									(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$	5,156	R$	9,452	R$	146,291	US$	50,296	R$	191,642	US$	65,888
Accounts receivable(2)		51,685		105,245		240,576		82,712		216,887		74,567
Deposits for aircraft leases and aircraft and engine maintenance contracts		27,130		121,980		180,916		62,200		206,683		71,060
Total assets		125,107		318,342		685,019		235,515		752,483		258,710
Short-term debt		37,045		22,800		38,906		13,376		58,512		20,117
Long-term debt		—		—		—		—		—		—
Shareholders’ equity		19,728		71,583		314,739		108,210		434,583		149,413

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

									(unaudited)

	(in thousands)
Other Financial Data:
Operating margin(3)		0.7%		9.2%		24.4%				3.4%		31.3%
Net cash provided by (used in) operating activities	R$	(19,213)	R$	17,023	R$	85,235	US$	29,304	R$	(23,582)	R$	32,868	US$	11,300
Net cash used in investing activities		(29,666)		(34,479)		(39,263)		(13,499)		(41,978)		(6,853)		(2,356)
Net cash provided by financing activities		53,239		21,752		90,867		31,241		78,527		19,336		6,648
EBITDA(4)		4,091		69,967		355,570		122,248		11,044		140,141		48,181
Aircraft rent(4)		58,816		130,755		188,841		64,925		50,799		47,330		16,272

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

Operating Data (unaudited):
Revenue passengers (in thousands)		2,085		4,847		7,324				1,571		2,180
Revenue passenger kilometers (in millions)		1,256		3,156		4,835				1,065		1,506
Available seat kilometers (in millions)		2,091		5,049		7,527				1,763		2,094
Load factor		60.1%		62.5%		64.2%				60.4%		71.9%
Breakeven load factor		61.5%		59.8%		50.8%				61.0%		51.6%
Aircraft utilization (block hours per day)		11.1		12.3		12.8				12.7		13.5
Average fare	R$	115	R$	140	R$	195	US$	67	R$	165	R$	204	US$	70
Yield per passenger kilometer (cents)		17.8		20.4		27.7		9.5		23.4		27.6		9.5
Passenger revenue per available seat kilometer (cents)		10.7		12.7		17.8		6.1		14.1		19.8		6.8
Operating revenue per available seat kilometer (cents)		11.0		13.4		18.6		6.4		14.8		20.7		7.1
Operating expense per available seat kilometer (cents)		10.9		12.2		14.1		4.8		14.3		14.2		4.9
Departures		24,727		52,665		75,439				17,418		20,825
Average stage length (kilometers)		613		628		659				649		670
Average number of operating aircraft during period		7.7		15.3		21.6				20.3		21.7
Full-time equivalent employees at period end		1,134		2,072		2,453				2,235		2,572
Fuel liters consumed (in thousands)		77,850		164,008		264,402				60,965		75,520
Percent of sales through website during period		13.2%		48.7%		57.9%				50.3%		70.8%

(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. We have no dilutive securities.
(2)	In managing our liquidity, we take into account our cash and cash equivalents and our accounts receivable balances. Accounts receivable consist primarily of credit card receivables for purchased passenger tickets. As we provide our customers with the option to pay in installments over several months, we currently have an approximate one-month lag between the time that we pay our suppliers and the time that we receive payment for our services.
(3)	Operating margin represents operating income divided by net operating revenues.
(4)	EBITDA represents net income (loss) plus the sum of other income (expense), income taxes and depreciation. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. The following table presents a reconciliation of our net income to EBITDA for the specified periods.

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2003		2003		2004		2004

	(in thousands)
EBITDA Reconciliation:
Net income (loss)	R$	(3,639)	R$	35,357	R$	175,459	US$	60,324	R$	(7,885)	R$	90,656	US$	31,168
Plus (minus)
Income taxes		—		17,642		88,676		30,488		1,934		46,741		16,070
Net interest and financial expense		5,347		9,083		77,591		26,676		14,765		(1,782)		(613)
Depreciation		2,383		7,885		13,844		4,760		2,230		4,526		1,556

EBITDA	R$	4,091	R$	69,967	R$	355,570	US$	122,248	R$	11,044	R$	140,141	US$	48,181

Aircraft rent represents a significant operating expense of our business. Because we leased all of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was R$58,816 in 2001, R$130,755 in 2002, R$188,841 in 2003, R$50,799 during the first three months of 2003 and R$47,330 during the first three months of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus.

Overview

      We are the only low-fare, low-cost passenger airline currently operating in Brazil providing frequent service on routes between Brazil’s major cities. We focus on increasing the growth and profitability of our business by stimulating and meeting demand for affordable, convenient air travel in Brazil for both business and leisure passengers. We do this by offering simple, safe and efficient services while having among the lowest operating costs in the airline industry worldwide.

      The Registrant is a holding company that was incorporated in March 12, 2004. Shares of Gol and cash are currently the Registrant’s only assets.

      Gol was incorporated in August 2000 and began transporting passengers in January 2001 with six single-class Boeing 737-700 Next Generation aircraft serving five cities in Brazil. By the end of the first quarter of 2004, we were operating 22 single-class Boeing 737-700/800 Next Generation aircraft serving 28 cities throughout Brazil. We have flown over 16 million passengers since commencing operations and, according to the DAC, Brazil’s civil aviation authority, our share of the domestic market based on revenue passenger kilometers grew from 4.7% in 2001 to 11.8% in 2002, 19.2% in 2003 and 22.5% for the three months ended March 31, 2004. The increase in our fleet size and flight frequencies, entry into new markets and new customer segments have been primarily accountable for yearly increases in our revenues (194.1% between 2001 and 2002 and 106.6% between 2002 and 2003) and costs (169.2% between 2001 and 2002 and 72.0% between 2002 and 2003).

      We offer travelers in Brazil a low-fare, high-quality transportation alternative that we believe is an attractive value compared to conventional airline and bus transportation. We have a diversified passenger base, with customers ranging from business passengers traveling within densely populated centers in Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers traveling to destinations around Brazil.

      The following table demonstrates the growth of our operations, on a quarterly basis, since we commenced our operations:

	Cities	Number of	Operating
At Period Ended	Served	Departures	Aircraft(1)

March 31, 2001	7	3,771	6
June 30, 2001	10	5,493	7
September 30, 2001	11	6,540	9
December 31, 2001	16	8,923	10
March 31, 2002	16	9,791	15
June 30, 2002	20	13,040	15
September 30, 2002	20	13,880	16
December 31, 2002	21	15,954	19
March 31, 2003	24	17,349	21
June 30, 2003	25	18,298	21
September 30, 2003	25	19,685	22
December 31, 2003	28	20,107	22
March 31, 2004	28	20,825	22

(1)	To date, all of our aircraft have been leased.

     We carefully evaluate opportunities to grow, and expect to continue the growth of our business by purchasing or leasing aircraft and increasing the frequency of flights to our existing high-demand markets and adding new routes to underserved regions in Brazil. We are also pursuing opportunities to offer services on routes to high-traffic centers in other South American countries. We have applied for regulatory approval of a route between São Paulo (Guarulhos International Airport) and Buenos Aires, Argentina (Ezeiza International Airport). We expect to receive a decision in respect of the application during the second half of 2004.

      We expect to take delivery, under two-year operating leases, of three Boeing 737-300 aircraft in the third quarter of 2004 and up to two additional Boeing 737-300 aircraft later in 2004, which we will use to help meet short-term capacity needs. We have signed an agreement with The Boeing Company for firm orders for 15 737-800 Next Generation aircraft and options to purchase an additional 28 737-800 Next Generation aircraft. The firm order aircraft are scheduled to be delivered between 2007 and 2009, and the purchase options are exerciseable for deliveries between 2005 and 2010.

Revenues

      We derive our revenues primarily from transporting passengers on our aircraft. Approximately 96% of our revenues are derived from passenger fares, and the remaining 4% of our revenues are derived principally from our cargo business, which utilizes available cargo space on our passenger flights. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other revenue consists primarily of charter services, ticket change fees and excess baggage charges. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

      The following table sets forth our capacity, load factor and yield for the periods indicated.

							Three Months Ended
	Year Ended December 31,						March 31,

	2001		2002		2003		2003		2004

Capacity (in available seat kilometers, in millions)		2,090.7		5,048.9		7,526.6		1,763.1		2,094.0
Load factor		60.1%		62.5%		64.2%		60.4%		71.9%
Yield (in R$ cents)	R$	17.8	R$	20.4	R$	27.7	R$	23.4	R$	27.6
Growth in passenger revenues per available seat kilometer		—		19.3%		39.6%		30.3%		40.1%

      We have increased our revenues by increasing our capacity (in terms of fleet size and departures), load factor and yield. We believe that our careful focus on serving specific segments of the domestic air travel market, the value that we offer our customers and our low fares distinguish us from other airlines and respond to a strong, untapped demand for low-cost, low-fare services that has enabled us to continue increasing our capacity in spite of the overall industry trend towards contraction during the last three years.

      The strong demand for our services, our efficient route network, quick aircraft turnaround times and our modern fleet have enabled us to maintain a high aircraft utilization rate, which, together with our effective revenue management strategies that balance our fares and load factors, have improved our yields and passenger revenue per available seat kilometer.

      The DAC may influence our capacity to generate revenues. The DAC approves the concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. As an element of government measures designed to improve the financial health of the Brazilian legacy carriers operating in the Brazilian civil aviation industry, since March 2003 airlines have been required to demonstrate satisfactory levels of demand and profitability before the DAC will approve requests for new routes, increases in flight frequencies or the lease or acquisition of additional aircraft. As a result of the DAC’s close monitoring of the capacity-demand balance, yield increased in the overall market. Our ability to grow and to increase our revenues is dependent on the receipt of approvals for new routes, increased frequencies and additional aircraft from the DAC.

      Our revenues are net of certain taxes, including state-value added taxes, Imposto sobre Circulação de Mercadorias e Serviços, or ICMS; federal social contribution taxes, including Programa de Integração Social, or PIS, and the Contribuição Social para o Financiamento da Seguridade Social, or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state from 4% to 12%. PIS and COFINS are imposed at rates of 1.65% and 3.0%, respectively, of gross operating revenues.

      Generally, the revenues from and profitability of our flights reach their highest levels during the January and July summer and winter vacation periods and in the final two weeks of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a decrease in load factors. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Operating Expenses

      We have low operating expenses because we operate a simplified fleet with a single-class of service, have one of the newest fleets in the industry, utilize our aircraft efficiently, use and encourage low-cost booking and distribution processes, and employ other cost-saving practices not widely applied across the industry. We also had low operating expenses per available seat kilometer because of our high aircraft utilization rate. The main components of operating expenses include those related to aircraft fuel, aircraft rent, aircraft maintenance, sales and marketing, and salaries, wages and benefits provided to employees, including provisions for our profit sharing plan.

      Our aircraft fuel expenses are higher than those of low cost airlines in the United States and Europe because there is only one significant supplier of jet fuel in Brazil and taxes applicable to the sale of jet fuel are very high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From January 1, 2001 to March 31, 2004, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 31.4% from US$27.21 per barrel to US$35.76 per barrel. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also affected by fluctuations in the value of the real. As we can generally adjust our fares to offset fuel price increases and real exchange rate declines over a period of several months, we currently enter into short-term arrangements to hedge against short-term trends in oil prices and foreign exchange fluctuations. We believe that since 1970 companies operating in Brazil’s domestic airline industry generally have been able to minimize the impact of Brazilian currency depreciations and devaluations by making changes to their fare structures.

      Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations. We also use short-term arrangements to hedge against the foreign exchange exposure related to our lease payment obligations. In addition, approximately 20% of our aircraft operating leases have floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have a hedging program in place to manage our interest rate exposure.

      Our maintenance and repair expenses consist of light and scheduled heavy maintenance of our aircraft. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. Our aircraft require a low level of maintenance because the average age of the aircraft in our fleet is currently 2.8 years. We also currently incur lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. If the age of our fleet increases and our warranties expire, our maintenance expenses under U.S. GAAP will increase. For an explanation of the treatment of maintenance and repair expenses under U.S. GAAP, see Note 2 to our consolidated financial statements. We maintain maintenance reserve accounts denominated in U.S. dollars to cover a portion of our future maintenance costs.

      Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservations systems and agents, fees paid to credit card companies, and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets with us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer bookings made through higher cost global distribution systems. We booked 58%, 49% and 71% of our passenger revenues through our website in the years ended December 31, 2003 and 2002 and during the three months ended March 31, 2004, respectively, including internet bookings by travel agents.

      Salaries, wages and benefits paid to our employees increase as the number of our employees grows and include annual cost of living adjustments and provisions made for our profit sharing plan. We have no seniority-related increases in these costs due to our salary structure.

      Aircraft and traffic servicing expenses include ground handling and the cost of airport facilities.

      Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies and professional fees.

      During the period between the beginning of 2001 and March 31, 2004, we reduced our break-even load factor, which is the passenger load factor that will result in operating revenues being equal to operating expenses, from 61.5% to 51.6%. This decrease has been primarily due to increases in yield combined with the spreading of fixed costs over a greater number of available seat kilometers.

      Our operating margin, which measures operating income as a percentage of operating revenues, has consistently improved during the first three years of our operations and was among the highest in the airline industry worldwide in 2003, according to publicly filed company reports.

Brazilian Economic Environment

      As a company with all of its operations currently in Brazil, we are affected by general economic conditions in the country. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. We grew substantially despite small increases in Brazil’s gross domestic product, or GDP, because of strong demand for our lower fare service. However, the GDP growth rate will become increasingly important in determining our future growth capacity and our results of operations. From 1970 until December 2003, Brazilian air traffic demand grew at a rate of approximately 2.0 times Brazil’s GDP growth.

      Our results of operations are affected by currency fluctuations. All of our revenues are denominated in reais, but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. Based on a statistical analysis of our first three years of operations, we believe that our revenues are over 70% correlated with the real/ U.S. dollar exchange rate and jet fuel prices because real depreciations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines. Approximately 49% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/ U.S. dollar exchange rate. We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/ U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/ U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

      Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Approximately 51% of our operating expenses (excluding aircraft fuel) are denominated in reais and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

      Since the beginning of our operations, the economic environment has been volatile with respect to inflation as well as exchange rate variations, and characterized by low real GDP growth rates. The growth of the Brazilian economy slowed in our first year of operations in 2001 (when real GDP grew by only 1.3%, as compared to 4.4% in 2000). The real depreciated by 18.7% against the U.S. dollar during 2001 and inflation was 10.4% as measured by the IGP-M.

      Presidential elections were held in Brazil in 2002. The country went through a period of market turmoil in the second half of the year as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M, was 25.3% and real GDP grew by 1.9%.

      In 2003, the new government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. Investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. The benchmark BOVESPA index rose 97% in 2003. Inflation for the year, as measured by the IGP-M, decreased to 8.7%. However, Brazil’s real GDP decreased by 0.2% during 2003 largely because the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures acted to also constrain economic growth. The Brazilian economy showed signs of improvement in the fourth quarter of 2003 and the first quarter of 2004, with real GDP growing by approximately 1.5% in the fourth quarter of 2003 as compared to the third quarter of 2003 and 1.6% in the first quarter of 2004 as compared to the fourth quarter of 2003. The Brazilian Central Bank reduced interest rates seven times during 2003 and twice since the beginning of 2004. As of March 31, 2004, the interest rate was 16.25%.

      While Brazil’s total public debt remained relatively high at 57.4% of GDP as of March 31, 2004, Brazil achieved a public sector budget primary surplus (before debt service) of 4.37% in 2003, which was above the target of 4.25% of GDP established by the International Monetary Fund as part of its current loan accord with the country. During 2003, Brazil achieved a trade surplus of US$25 billion, its highest trade surplus ever. Inflation during the first quarter of 2004, as measured by the IGP-M, was 2.7%. The Brazilian Central Bank’s year-end inflation target for 2004 and 2005 is 5.5% and 4.5%, respectively, based on the IPCA index, within a band of 2.5 percentage points. The real depreciated by 0.7% against the U.S. dollar during the three months ended March 31, 2004. On May 28, 2004, the U.S. dollar/real exchange rate was R$3.0961 per US$1.00.

      The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as at the periods indicated.

							Three Months Ended
	December 31,						March 31,

	2001		2002		2003		2003		2004

Real growth in gross domestic product		1.3%		1.9%		(0.2)%		(0.8)%		1.6%
Inflation (IGP-M)(1)		10.4%		25.3%		8.7%		6.3%		2.7%
Inflation (IPCA)(2)		7.7%		12.5%		9.3%		5.1%		1.9%
CDI rate(3)		19.0%		22.9%		16.8%		26.2%		16.1%
LIBOR rate(4)		1.9%		1.4%		1.1%		1.3%		1.1%
Depreciation (appreciation) of the real vs. U.S. dollar		18.7%		52.3%		(18.2)%		(5.1)%		0.7%
Period-end exchange rate—US$1.00	R$	2.3204	R$	3.5333	R$	2.8892	R$	3.3531	R$	2.9086
Average exchange rate—US$1.00(5)	R$	2.3532	R$	2.9983	R$	3.0600	R$	3.4691	R$	2.9081
Increase (decrease) in West Texas intermediate crude (per barrel)		(27.1)%		48.5%		2.1%		(2.5)%		5.9%
West Texas intermediate crude (per barrel)	US$	19.84	US$	31.20	US$	32.52	US$	31.04	US$	35.76
West Texas intermediate crude (average per barrel during period)	US$	25.96	US$	26.17	US$	31.06	US$	33.96	US$	35.33

Sources:    Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market.
(5)	Represents the average of the exchange rates on the last day of each month during the period, except for periods ended March 31, which represents the average of the highest and lowest exchange rates during the period.

Results of Operations

     Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

      Our net income for the three months ended March 31, 2004 increased to R$90.7 million from a net loss of R$7.9 million for the three months ended March 31, 2003, an increase of R$98.5 million. We had operating income of R$135.6 million for the three months ended March 31, 2004, an increase of R$126.8 million, and our operating margin was 31.3%, an increase of 27.9 points from the first quarter of 2003. Income and social contribution taxes increased to R$46.7 million for the three months ended March 31, 2004 from R$1.9 million in the three months ended March 31, 2003, reflecting our income before income taxes of R$137.4 million in the three months ended March 31, 2004 as compared to a loss before income taxes of R$5.9 million during the first three months of 2003. Our effective tax rate 34% for the three months ended March 31, 2004.

      Net Operating Revenues. Net operating revenues increased 66.2%, or R$ 172.5 million, due primarily to increased passenger revenues. Increased passenger revenues resulted primarily from a 19.6% increase in departures, a 11.5 point increase in our load factor from 60.4% to 71.9% and a 17.9% increase in our yield. The increase in departures is primarily attributable to the addition of four new airport destinations during the first three months of 2004, as compared to the same period in 2003. The increase in our load factor during the first three months of 2004 was largely due to our first full quarter of operating nightflights at competitive fares, which also helped to increase our daily aircraft utilization rate from 12.7 block hours to 13.5 block hours. Other revenue increased by R$6.9 million due primarily to increases in revenues from our cargo service operations. Revenue growth was facilitated by the average number of aircraft in service increasing from 20.3 to 21.7.

      Operating Expenses. Operating expenses increased 18.1%, or R$45.6 million, due primarily to operating an average of 1.4 additional aircraft, increased flight departures during the period and an increase in our sales and marketing expenses. Operating capacity increased 18.8% to 2.09 billion available seat kilometers due to scheduled capacity increases and an increase in aircraft utilization by 6.3%. Operating expenses per available seat kilometer decreased 0.5% to R$14.21 cents, primarily as a result of the effect that the 13.3% appreciation of the real against the U.S. dollar during the period had on our U.S. dollar-denominated or –indexed costs, partially offset by a 38.7% increase in sales and marketing expenses. The breakdown of our operating expenses for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 is as follows (percent changes are based on unrounded numbers):

	Three Months Ended			Percentage of
	March 31,			Net Sales (Three
			Percent	Months Ended
	2003	2004	Change	March 31, 2004)

	(cost per available
	seat kilometer in
	R$ cents)
Operating expenses:
Salaries, wages and benefits	1.53	1.84	19.9%	8.9%
Aircraft fuel	4.78	4.47	(6.5)%	21.6%
Aircraft rent	2.88	2.26	(21.6)%	10.9%
Aircraft insurance	0.34	0.28	(17.1)%	1.4%
Sales and marketing	2.21	2.58	16.8%	12.5%
Landing fees	0.63	0.65	2.6%	3.1%
Aircraft and traffic servicing	0.60	0.64	7.0%	3.1%
Maintenance, materials and repairs	0.70	0.78	11.4%	3.8%
Depreciation	0.13	0.22	70.9%	1.0%
Other operating expenses	0.48	0.49	2.0%	2.4%

Total operating expenses	14.28	14.21	(0.5)%	68.7%

Cost per flight hour	13.96	13.61	(2.5)%	—
Break-even load factor	61.0%	51.6%	(15.5)%	—

      Salaries, wages and benefits increased 42.4%, or R$11.5 million, due to a 15.1% increase in full-time equivalent employees at period end from 2,235 to 2,572 and increases in wage rates of 12.8% due to cost of living increases. Cost per available seat kilometer increased 19.9% due to the salary increases and the increase in average full-time equivalent employees, offset by increased productivity and higher capacity.

      Aircraft fuel expense increased 11.0%, or R$9.3 million, due primarily to 14.6 million more liters of fuel being consumed, a 23.9% increase from the amount consumed during the three months ended March 31, 2003, partially offset by a 10.1% decrease in the average fuel cost per liter. Cost per available seat kilometer decreased 6.5% due primarily to the decrease in the average fuel cost per liter.

      Aircraft rent decreased 6.8%, or R$3.5 million, due to the 13.3% appreciation of the real against the U.S. dollar during the period, offset by an increase in the average size of our operating fleet to 21.7 from 20.3. Cost per available seat kilometer decreased 21.6% due to higher aircraft utilization and the appreciation of the real against the U.S. dollar.

      Aircraft insurance expense decreased 1.5%, or R$0.1 million, due to the 13.3% appreciation of the real against the U.S. dollar during the period and a decrease in average insurance premium rates. Cost per available seat kilometer decreased 17.1% due to higher aircraft utilization, the appreciation of the real against the U.S. dollar and the decrease in average insurance premium rates.

      Sales and marketing expense increased 38.7%, or R$15.1 million, primarily due to a higher amount of bookings through travel agents, increased advertising expenses and higher credit card fees resulting from increased passenger revenues. We booked a majority of our ticket sales through a combination of our website (70.8% during the first three months of 2004) and our call center (10.6% during the first three months of 2004). Travel agents accounted for 72.6% of our internet bookings during the first three months of 2004. Cost per available seat kilometer increased 16.8% as a result of these factors.

      Landing fees increased 21.9%, or R$2.5 million, due to a 19.6% increase in departures and a 1.9% increase in average landing tariffs. Cost per available seat kilometer increased 2.6%.

      Aircraft and traffic servicing expense increased 27.0%, or R$2.9 million, primarily due to an increase in our operations from 24 to 28 airports served and a 19.6% increase in departures. Cost per available seat kilometer increased 7.0%.

      Maintenance, materials and repairs increased 32.3%, or R$4.0 million, due to 1.4 average additional aircraft in service as well as one scheduled airframe check and engine repair in the first three months of 2004, partially offset by the 13.3% appreciation of the real against the U.S. dollar during the period. Cost per available seat kilometer increased 11.4% due to the airframe check and engine repair.

      Depreciation increased 102.9%, or R$2.3 million, due primarily to a 113.9% increase in our inventory of aircraft spare parts and, to a lesser extent, a 53.4% increase in computer equipment resulting from the expansion of our operations. Cost per available seat kilometer increased 70.9% due to increased depreciable assets.

      Other operating expense increased 21.2%, or R$1.8 million, due to an increase in general and administrative expenses related to the expansion of our operations. Cost per available seat kilometer increased 2.0% due to the expansion of our operations.

      Other Income (Expense). Interest expense and financial income (expense), net decreased 112.1%, or R$16.5 million, primarily due to increased financial income on higher cash balances and R$2.3 million in non-cash foreign exchange gains on U.S. dollar-denominated maintenance reserves, partially offset by increased working capital financing.

Year 2003 Compared to Year 2002

      Our net income for the year 2003 increased to R$175.5 million from R$35.4 million for 2002, an increase of R$140.1 million. We had operating income of R$341.7 million, an increase of R$279.6 million over 2002, and our operating margin was 24.4%, an increase of 15.2 points from 2002. Income and social contribution taxes increased to R$88.6 million in 2003 from R$17.6 million in 2002 reflecting the 398.4% increase in income before income tax to R$264.1 million. Our effective tax rate was 34% and 33% in 2003 and 2002, respectively.

      Net Operating Revenues. Net operating revenues increased 106.6%, or R$722.7 million, due primarily to increased passenger revenues. Increased passenger revenues resulted primarily from a 43.2% increase in departures, a 1.7 point increase in our load factor from 62.5% to 64.2% and a 35.8% increase in our yield. Other revenue increased by R$27.1 million due primarily to increases in revenues from our cargo service operations. Revenue growth was facilitated by the average number of aircraft in service increasing from 15.3 to 21.6.

      Operating Expenses. Operating expenses increased 72.0%, or R$443.1 million, due primarily to operating an average of 6.3 additional aircraft during 2003, increased flight departures during the period, an increase in the average cost of jet fuel and an increase in our sales and marketing expenses. Operating capacity increased by 49.1% to 7.53 billion available seat kilometers due to scheduled capacity increases and an increase in aircraft utilization by 4.1%. Operating expenses per available seat kilometer increased 15.3% to R$14.07 cents, primarily as a result of a 19.4% increase in the average cost of jet fuel and a 98.0% increase in sales and marketing expense, partially offset by spreading our fixed costs over a larger fleet and a decrease in our average insurance premium rates. The breakdown of our operating expenses for 2003 compared to 2002 is as follows (percent changes are based on unrounded numbers):

	Year Ended
	December 31,			Percentage of
			Percent	Net Revenues
	2002	2003	Change	(2003)

	(cost per
	available seat
	kilometer in
	R$ cents)
Operating expenses:
Salaries, wages and benefits	1.54	1.83	18.6%	9.8%
Aircraft fuel	3.18	4.10	28.8%	22.0%
Aircraft rent	2.59	2.51	(3.1)%	13.5%
Aircraft insurance	0.46	0.34	(25.2)%	1.8%
Sales and marketing	1.91	2.54	32.8%	13.7%
Landing fees	0.65	0.64	(1.9)%	3.4%
Aircraft and traffic servicing	0.94	0.78	(16.9)%	4.2%
Maintenance, materials and repairs	0.32	0.56	74.5%	3.0%
Depreciation	0.16	0.18	17.8%	1.0%
Other operating expenses	0.45	0.60	31.8%	3.2%

Total operating expenses	12.20	14.07	15.3%	75.6%

Cost per flight hour	11.31	13.45	18.9%	—
Break-even load factor	59.8%	50.8%	(15.0)%	—

      Salaries, wages and benefits increased 76.8%, or R$59.8 million, due to an 18.4% increase in full-time equivalent employees at period end from 2,072 to 2,453, increases in wage rates of 7.8% due to cost of living increases and R$19.1 million in provisions for our profit sharing plan. Cost per available seat kilometer increased 18.6% due to the salary increases and the provision for profit sharing, offset by increased productivity and higher capacity.

      Aircraft fuel expense increased 92.0%, or R$147.7 million, primarily due to 100.4 million more liters of fuel being consumed (a 61.2% increase from 2002) and an increase in average fuel cost per liter. Cost per available seat kilometer increased 28.8% due primarily to the increase in the average fuel cost per liter.

      Aircraft rent increased 44.4%, or R$58.1 million, due to an increase in the average size of our fleet to 21.6 from 15.3, partially offset by the 18.2% appreciation of the real against the U.S. dollar during the year. Cost per available seat kilometer decreased 3.1% due to higher aircraft utilization and the appreciation of the real against the U.S. dollar.

      Aircraft insurance expense increased 11.5%, or R$2.7 million, due to higher aggregate premiums paid on a larger fleet size, partially offset by the 18.2% appreciation of the real against the U.S. dollar during the year and a decrease in average insurance premium rates. Cost per available seat kilometer decreased 25.2% due to the appreciation of the real against the U.S. dollar and the decrease in average insurance premium rates.

      Sales and marketing expense increased 98.0%, or R$94.7 million, primarily due to a higher amount of bookings through travel agents, increased advertising expenses and higher credit card fees resulting from increased passenger revenues. We booked a majority of our ticket sales through a combination of our website (57.9% in 2003) and our call center (18.5% in 2003). Travel agents accounted for 75.9% of our internet bookings in 2003. Cost per available seat kilometer increased 32.8% as a result of these factors.

      Landing fees increased 46.3%, or R$15.2 million, due to a 43.2% increase in departures and a 1.1% increase in average landing tariffs. Cost per available seat kilometer decreased 1.9%.

      Aircraft and traffic servicing expense increased 23.9%, or R$11.3 million, primarily due to an increase in our operations from 21 to 28 airports served and a 43.2% increase in departures. Cost per available seat kilometer decreased 16.9% as a result of fixed costs being spread over a higher number of available seat kilometers.

      Maintenance, materials and repairs increased 160.1%, or R$25.9 million, due to 6.3 average additional aircraft in operation as well as six scheduled airframe checks and engine repairs in 2003. Cost per available seat kilometer increased 74.5% due to the airframe checks and engine repairs.

      Depreciation increased 75.6%, or R$6.0 million, due primarily to a 102.9% increase in our inventory of aircraft spare parts and, to a lesser extent, a 95.4% increase in computer equipment resulting from the expansion of our operations. Cost per available seat kilometer increased 17.8% due to increased depreciable assets.

      Other operating expenses increased 96.4%, or R$21.8 million, due to an increase in general and administrative expenses related to the expansion of our operations. Cost per available seat kilometer increased 31.8% due to the expansion of our operations.

      Other Income (Expense). Interest expense and financial income (expense), net increased 754.2%, or R$68.5 million, due to increased working capital financing and R$29.9 million in foreign exchange losses recorded on U.S. dollar forward contracts purchased in March 2003 against future lease payments, partially offset by R$16.9 million in non-cash foreign exchange gains on U.S. dollar-denominated maintenance reserves.

Year 2002 Compared to Year 2001

      Our net income for the year 2002 increased to R$35.4 million from a loss of R$3.7 million for 2001, an increase of R$38.9 million. We had operating income of R$62.1 million in 2002, an increase of R$60.4 million from 2001 and our operating margin was 9.2%, an increase of 8.4 points from 2001. Income and social contribution taxes increased to R$17.6 million in 2002 as compared to no income and social contribution taxes in 2001 due to our R$52.9 million of income before income taxes in 2002 as compared to a loss of R$3.7 million in 2001. Our effective tax rate was 33% in 2002 and we had no tax expense in 2001 due to the loss before income tax.

      Net Operating Revenues. Net operating revenues increased 194.1%, or R$447.4 million, primarily due to increased passenger revenues. Increased passenger revenues resulted primarily from a 113.0% increase in departures, a 2.4 point increase in our load factor from 60.1% to 62.5% and a 14.7% increase in our yield. Other revenue increased by R$27.2 million due to increases in revenues from our cargo service operations. Revenue growth was facilitated by the increase in average number of aircraft in service from 7.7 to 15.3.

      Operating Expenses. Operating expenses increased by 169.2%, or R$387.0 million, due primarily to operating an average of 7.6 additional aircraft, which provided us with higher capacity. Operating capacity increased by 141.5% to approximately 5.05 billion available seat kilometers due to scheduled capacity increases and an increase in aircraft utilization by 15.0%. Operating expenses per available seat kilometer increased by 11.5% to R$12.20 cents due primarily to a 55.6% increase in the average cost per liter of jet fuel and a 173.7% increase in our sales and marketing expenses. The breakdown of our operating costs for 2002 compared to 2001 is as follows (percentage changes are based on unrounded numbers):

	Year Ended
	December 31,			Percentage of
			Percent	Net Revenues
	2001	2002	Change	(2002)

	(cost per
	available seat
	kilometer in
	R$ cents)
Operating expenses:
Salaries, wages and benefits	1.59	1.54	(3.1)%	11.5%
Aircraft fuel	2.19	3.18	45.2%	23.7%
Aircraft rent	2.81	2.59	(7.9)%	19.3%
Aircraft insurance	0.36	0.46	27.1%	3.4%
Sales and marketing	1.69	1.91	13.3%	14.3%
Landing fees	0.70	0.65	(7.1)%	4.8%
Aircraft and traffic servicing	0.89	0.94	5.7%	7.0%
Maintenance materials and repairs	0.23	0.32	40.2%	2.4%
Depreciation	0.11	0.16	37.0%	1.2%
Other operating expenses	0.37	0.45	21.2%	3.3%

Total operating expenses	10.94	12.20	11.5%	90.8%

Cost per flight hour	9.44	11.31	19.8%	—
Break-even load factor	61.5%	59.8%	(2.8)%	—

      Salaries, wages and benefits increased 134.1%, or R$44.6 million, due to an 84.8% increase in the number of full-time equivalent employees at period end from 1,121 to 2,072 and higher wage rates of 8.9% due to cost of living increases. Cost per available seat kilometer decreased by 3.1% as a result of improved productivity and higher capacity.

      Aircraft fuel expense increased 250.8%, or R$114.8 million, primarily due to 86.2 million more liters of fuel consumed (a 110.7% increase from 2001) and also to a 55.6% increase in the average fuel cost per liter. Cost per available seat kilometer increased 45.2% primarily due to the increase in the average fuel cost per liter.

      Aircraft rent expense increased 122.3%, or R$71.9 million, due to an increase in the average size of our fleet from 7.7 to 15.3 (including the introduction of three Boeing 737-800 Next Generation aircraft, which have 177 seats) and a 52.3% depreciation of the real against the U.S. dollar during the year. Cost per available seat kilometer decreased 7.9% due to higher aircraft utilization in 2002 and a higher percentage of Boeing 737-800 Next Generation aircraft in our fleet.

      Aircraft insurance expense increased 206.9%, or R$15.6 million, due to higher aggregate premiums paid on the larger average fleet size and a 52.3% depreciation of the real against the U.S. dollar during the year. Cost per available seat kilometer increased 27.1% due primarily to the depreciation of the real.

      Sales and marketing expense increased 173.7%, or R$61.3 million, due to a higher amount of bookings through travel agents, increased advertising expenses and higher credit card fees resulting from increased passenger revenues. We booked a majority of our flight reservations through a combination of our website

(46.4% in 2002) and our call center (25.7% in 2002). Travel agents accounted for 57.4% of our internet bookings in 2002. Cost per available seat kilometer increased 13.3% as a result of these factors.

      Landing fees increased 124.3%, or R$18.2 million, due to a 113.0% increase in departures and a 5.3% increase in average landing tariffs. Cost per available seat kilometer decreased 7.1%.

      Aircraft and traffic servicing expense increased 155.2%, or R$28.8 million, primarily due to an increase in the number of airports served from 16 to 21 and a 113.0% increase in departures. Cost per available seat kilometer increased 5.7% due to the expansion of our operations.

      Maintenance materials and repairs increased 238.6%, or R$11.4 million, due to 7.7 average additional aircraft in operation as well as the repair of two aircraft engines during 2002. Cost per available seat kilometer increased by 40.2% due to the engine repairs.

      Depreciation increased 230.9%, or R$5.5 million, due to an 82.5% increase in aircraft spare parts inventory and a 137.3% increase in computer equipment resulting from the expansion of our operations. Cost per available seat kilometer increased 37.0% due to the increased depreciable assets.

      Other operating expenses increased 192.6%, or R$14.9 million, due to an increase in general and administrative expenses related to the expansion of our operations. Cost per available seat kilometer increased by 21.2% due to the expansion of our operations.

      Other Income (Expense). Interest expense and financial income (expense) increased 69.9%, or R$3.7 million, due to increased working capital financing and a R$8.9 million non-cash foreign exchange loss on U.S. dollar-denominated maintenance reserves, partially offset by a R$5.6 million foreign exchange gain recorded on U.S. dollar forward contracts purchased against future lease payments.

Liquidity and Capital Resources

      In managing our liquidity, we take into account our cash and cash equivalents as well as our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one-or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. At March 31, 2004, we had cash and cash equivalents of R$191.6 million and accounts receivable of R$216.9 million, as compared to cash and cash equivalents of R$146.3 million and accounts receivable of R$240.6 million at December 31, 2003.

      At March 31, 2004, we had four revolving lines of credit, which allow for total borrowings of up to R$150.0 million. Two of our revolving lines of credit are secured by our credit card receivables and allow for borrowings of up to R$123.0 million. As of March 31, 2004, R$49.5 million was outstanding under these facilities. Another revolving credit facility is secured by our travel agency receivables and allows for borrowings of up to R$7.0 million. As of March 31, 2004, R$4.0 million was outstanding under this facility. The other line of credit is secured by promissory notes and allows for total borrowings of up to R$20.0 million. As of March 31, 2004, R$5.0 million was outstanding under this facility.

      Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled R$85.2 million in 2003, R$17.0 million in 2002 and R$(19.2) million in 2001. Cash flows from operating activities totaled R$32.9 million for the three months ended March 31, 2004 as compared to R$(23.6) million for the three months ended March 31, 2003. The increase in operating cash flows over these periods was primarily due to the growth of our business. Net cash provided by investing and financing activities was R$51.6 million in 2003 and R$23.6 million in 2001. Net cash used in investing and financing activities was R$12.7 million in 2002. Net cash provided by investing and financing activities was R$12.5 million for the three months ended March 31, 2004 and R$36.5 million for the three months ended March 31, 2003.

      Our operating cash flows are affected by the requirement under the terms of our aircraft operating leasing agreements that we establish maintenance reserve accounts for our aircraft that must be funded at specified levels. At March 31, 2004, we had R$206.7 million of deposits under our aircraft operating leases for aircraft and engine maintenance. We believe the amounts deposited in these reserve accounts currently exceed the amounts actually required to maintain our aircraft, given the young age of our fleet. As our fleet ages and maintenance costs increase, funds will be drawn from the maintenance reserve accounts to pay for structural maintenance. Over the next three years, we expect that we will be required to continue to make deposits in maintenance reserve accounts. The amount we will be required to deposit in the maintenance reserve accounts will be affected by a number of factors in addition to our fleet size and number of hours flown, including changes in maintenance rates and the ability to substitute other instruments for cash deposits. We believe the amounts to be deposited will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

      Investing Activities. During the three months ended March 31, 2004, capital expenditures were R$6.8 million, which included expenditures of R$4.2 million related to our purchase of aircraft spare parts. Aircraft security deposits were reduced by R$0.1 million during the three months ended March 31, 2004.

      During 2003, capital expenditures were R$42.7 million, which included expenditures of R$38.2 million related to our purchase of aircraft spare parts. Capital expenditures for facilities improvements and hardware purchases was R$4.0 million. We reduced our aircraft lease security deposits by R$3.5 million during 2003.

      During 2002, capital expenditures were R$22.4 million, which included expenditures of R$16.9 million related to our purchase of aircraft spare parts. Capital expenditures for other property and equipment, including ground equipment purchases and facilities improvements, was R$5.5 million. Aircraft lease security deposits increased by R$12.1 million during 2002.

      Financing Activities. Financing activities during the three months ended March 31, 2004 consisted primarily of short-term borrowings of R$19.6 million. Financing activities during 2003 consisted primarily of short-term borrowings of R$16.1 million and the issuance of R$94.2 million of preferred shares of Gol. Financing activities during 2002 consisted primarily of a reduction of short-term debt by R$14.2 million and the issuance of R$16.5 million of common shares. We did not pay any dividends in respect of the fiscal year 2002. We declared R$26.5 million of dividends in respect of the fiscal year 2003, which were accrued on our balance sheet as “Other Current Liabilities” and paid in March 2004. Under our by-laws, at least 25% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. See “Dividends and Dividend Policy— Mandatory Distributions.” The most significant adjustment to U.S. GAAP net income in arriving at adjusted net income under Brazilian GAAP relates to the accounting for additions to our maintenance deposits. Under U.S. GAAP, additions to our maintenance deposits are capitalized and such deposits are amortized to operating expense as maintenance is incurred. Under Brazilian GAAP, additions to our maintenance deposits are charged to operating expenses when made.

      Capital Resources. We typically finance our aircraft through operating lease financings. Although we believe that debt and/or operating lease financings should be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. We have two lines of credit that are secured by our accounts receivable. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

      We currently have DAC approval to operate 25 aircraft. Our growth plans contemplate operating approximately 69 aircraft by the end of 2010.

      We have signed an agreement with The Boeing Company for the firm purchase of 15 737-800 Next Generation aircraft and options to purchase an additional 28 737-800 Next Generation aircraft. The delivery schedule is between 2007 and 2009, in the case of the firm order aircraft, and the purchase options are exerciseable for deliveries between 2005 and 2010. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$8.5 million in 2004, no committed expenditures for aircraft in 2005, US$55.1 million in 2006, US$334.6 million in 2007, US$264.7 million in 2008 and US$197.7 million in 2009. We expect to meet our pre-delivery deposits by using cash from operations or borrowings under short-term credit facilities and/or vendor financing. We expect to finance the balance of the purchase price of the Boeing 737-800 Next Generation aircraft through a combination of means, such as a portion of the proceeds of this offering, funds generated from operations, low-interest bank financing and credit agreements guaranteed by the U.S. Ex-Im Bank, sale and leaseback transactions, additional equity or debt offerings and/or vendor financing. However, we can offer no assurance that financing for the purchase of the new aircraft can be obtained on acceptable terms, if at all.

Contractual Obligations

      Our non-cancelable contractual obligations at December 31, 2003 included the following (in millions of reais):

			Less than						More than
	Total		1 Year		1-3 Years		3-5 Years		5 Years

Aircraft and engine operating leases	R$	910.0	R$	183.5	R$	370.9	R$	288.9	R$	66.7
Other leases		57.9		10.1		20.0		19.4		8.4
Short-term borrowings		38.9		38.9		—		—		—
Long-term vendor payables		8.0		1.8		5.6		0.6		—

Total	R$	1,014.8	R$	234.3	R$	396.5	R$	308.9	R$	75.1

Off-Balance Sheet Arrangements

      None of our operating lease obligations are reflected on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

Critical Accounting Policies and Estimates

      The preparation of our consolidated financial statements in conformity with U.S. GAAP requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates that are required to prepare our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

      Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. The policies and estimates discussed below have been reviewed with our independent auditors. For a discussion of these and other accounting policies, see Note 2 to our consolidated financial statements.

      Passenger Revenue. Passenger ticket sales are initially recorded as a component of air traffic liability. Revenue is recognized when transportation is provided or when a ticket expires unused.

      Accounting for Long-lived Assets. In accounting for long-lived assets, we make assumptions about the expected useful lives of our assets and the potential for impairment. Our long-lived assets are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Indicators include operating or cash flow losses, significant decreases in market value or changes in technology. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value. As our assets are all relatively new and we continue to have positive cash flow, we have not identified any impairments related to long-lived assets at this time.

      Derivative Instruments Used for Aircraft Fuel and Foreign Exchange. We utilize financial derivative instruments to manage the price risk of changing aircraft fuel prices and the foreign exchange risk of our U.S. dollar-denominated liabilities. The contracts are recorded at current market value in the balance sheet with any gains or losses recorded in financial expense. Forward jet fuel prices are estimated through the observation of similar commodity futures prices (such as crude oil) and adjusted based on variations to those like commodities. As the majority of our contracts settle within three months, the variation between estimates and actuals are recognized in a short period of time.

      Contingent Liabilities. The accrual for a contingency involves considerable judgment on the part of management. As prescribed by SFAS No. 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We accrue contingency reserves for legal proceedings that we are party to when we determine the losses are probable and can be reasonably estimated. We consider the opinion of our external legal advisors in estimating a potential liability. Reserve balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional reserves for emerging issues. While we believe that the current level of reserves is adequate, changes in the future could impact these determinations.

Outlook for 2004

      We expect to expand our operations by adding additional flights to existing domestic routes, adding new domestic routes where sufficient market potential exists and expanding into other high-traffic centers in other South American countries. We have applied for regulatory approval of a route between São Paulo (Guarulhos International Airport) and Buenos Aires, Argentina (Ezeiza International Airport). We expect to receive a decision in respect of the application during the second half of 2004. As in previous years, in 2004 we will also concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

      Given the demand for our services, we believe that we will continue to have significant growth opportunities. We currently have applications with the DAC to add additional routes and flight frequencies. We expect our operating capacity to increase 15% with the addition of up to five aircraft in 2004, which will increase our available seat kilometers and operating costs on an aggregate basis. We expect our costs per available seat kilometer in reais to be higher in 2004, influenced by higher jet fuel prices and the real/ U.S. dollar exchange rate movements, partially offset by our fixed costs being spread over higher projected available seat kilometers. We plan to use our fuel and foreign exchange hedging programs to help protect us against short-term movements in crude oil prices and the real/ U.S. dollar exchange rate.

      At a shareholders’ meeting held on May 25, 2004, our shareholders approved an executive stock option plan for key senior executive officers. Under this plan, we have issued stock options to executive officers to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04 per share. One half of the options may be exercised beginning on October 25, 2004, with the remaining 50% vesting at the end of each quarter subsequent to October 25, 2004. Each option will expire two years after its vesting date. In connection with the initial grant of stock options, we will record deferred stock compensation of R$20.1 million, representing the difference between the exercise price of the options and the deemed fair value of the preferred shares, which we have calculated assuming the midpoint of the range on the cover of this prospectus. This amount will be amortized to operations over the vesting period on a straight-line basis. The amortization of stock options is expected to be approximately R$11.1 million in 2004, R$6.7 million in 2005 and R$2.3 million in 2006. This grant did not affect previously reported earnings per share information.

      We expect to reserve up to 16,000,000 preferred shares for issuance, under two separate stock option plans, over a three- to five-year period. See “Management and Corporate Governance— Executive Stock Options” and “—Stock Option Plan.”

Quantitative and Qualitative Disclosures About Market Risk

      The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, interest rates and the real/ U.S. dollar exchange rate.

      Aircraft Fuel. Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we utilize crude oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We avoid concentration of credit risk. All existing contracts settle on a monthly basis. We do not purchase or hold any derivative instruments for trading purposes. At December 31, 2003 we had crude oil derivative contracts outstanding for up to 103,000 barrels of oil. The fair value of such contracts was minimal, as they were entered into near the end of 2003. Market risk is estimated on a hypothetical 10% increase in the March 31, 2004 cost per liter of fuel. Based on projected 2004 fuel usage, such an increase would result in an increase to aircraft fuel expense of approximately R$37.2 million in 2004, not considering our derivative contracts.

      Foreign Currencies. A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2003, we had foreign currency future contracts outstanding with a notional value of R$75.0 million, with an estimated fair value of approximately R$2.0 million. As of March 31, 2004, as a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance services expenses, aircraft operating lease payments and aircraft insurance from a hypothetical R$0.10 depreciation of the real against the U.S. dollar would be approximately R$25.6 million in 2004, not considering our derivative contracts.

      Interest. Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and investment balances. At December 31, 2003, 20% of our aircraft rental expenses had floating interest rates. If interest rates average 10% more in 2004 than they did during 2003, our aircraft rental and interest expense would increase by approximately R$8.9 million. If interest rates average 10% less in 2004 than they did in 2003, our interest income from cash equivalents would decrease by approximately R$2.0 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent balances at December 31, 2003.

INDUSTRY OVERVIEW

      The majority of long-distance public travel services within Brazil is provided by interstate bus companies. In 2002, Brazil’s domestic airline industry transported over 30 million passengers, as compared to the over 130 million passengers transported by interstate bus companies in 2000 (the last publicly-available data), according to the Brazilian Department of Highways (Departamento de Transportes Rodoviários). Brazil has no meaningful interstate passenger rail services.

      The Brazilian civil aviation sector is divided predominately into the following four main categories:

•	Domestic airlines, which provide scheduled public transportation services within Brazil and primarily operate large aircraft between major cities.

•	Regional airlines, which provide scheduled public transportation services within Brazil, generally linking smaller cities with major cities. Typically, regional carriers operate smaller aircraft such as regional jets and turbo props.

•	Charter airlines, which provide non-scheduled transportation services.

•	International airlines, which operate scheduled international air services to and from Brazil.

      The scheduled passenger aviation market in Brazil consists of two principal types of travelers: business and leisure. Business passengers generally place an emphasis on an airline’s frequency of flights, reliability, availability of direct flights, breadth of network and service enhancements and are increasingly sensitive to price. Passengers traveling for leisure or to visit friends and relatives generally place more emphasis on prices and are more willing to be flexible when making travel arrangements.

      Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. According to the DAC, there were over 30 million enplanements in Brazil in 2002, out of a total population of approximately 175 million, according to the Instituto Brasileiro de Geografia e Estatística— IBGE. In contrast, the United States, with a total population of approximately 293 million according to the latest U.S. census figures, had more than 700 million enplanements in 2002, according to the U.S. Department of Transportation.

      The business travel sector is the largest and the most profitable segment of the Brazilian civil air transportation industry. According to the DAC, business travel represents approximately 70% of the total demand for domestic air travel, which we believe is significantly higher than the proportion of domestic air travel in the global aviation sector that is comprised of business travel. Within Brazil, small-and mid-sized businesses, which comprise a large segment of our customer base, emphasize receiving good value from their air travel service providers that balances quality and frequency of service with affordable fares.

      According to data collected from the DAC, flights between Rio de Janeiro and São Paulo, and Brasília and São Paulo, accounted for 6.8% of all domestic passengers (arriving and departing) in both 2001 and 2002. The ten busiest city pair routes accounted for 15.9% and 16.5% of all domestic air passengers (arriving and departing) in 2001 and 2002, respectively, while the ten busiest airports accounted for 72.8% and 73.8% of all domestic passenger traffic in terms of arrivals and departures in 2001 and 2002, respectively.

		Total Passenger
2001		Traffic (Arrivals
City Pair		and Departures)

São Paulo—Congonhas	Rio de Janeiro—Santos Dumont	3,149,351
São Paulo—Congonhas	Curitiba	1,102,884
Brasília—Int. Brasília	São Paulo—Congonhas	1,075,990
São Paulo—Congonhas	Belo Horizonte—Pampulha	1,009,693
Salvador	São Paulo—Guarulhos Int.	745,547

		Total Passenger
2001		Traffic (Arrivals
City Pair		and Departures)

Porto Alegre	São Paulo—Guarulhos Int.	675,216
Rio de Janeiro—Galeão Int.	São Paulo—Guarulhos Int.	572,994
São Paulo—Congonhas	Porto Alegre	528,145
Recife	São Paulo—Guarulhos Int.	511,010
Brasília—Int. Brasília	Rio de Janeiro—Galeão Int.	493,286

Total		9,864,116

		Total Passenger
2002		Traffic (Arrivals
City Pair		and Departures)

São Paulo—Congonhas	Rio de Janeiro—Santos Dumont	3,055,490
Brasília—Int. Brasília	São Paulo—Congonhas	1,173,076
São Paulo—Congonhas	Belo Horizonte—Pampulha	1,124,927
São Paulo—Congonhas	Curitiba	1,080,276
São Paulo—Congonhas	Porto Alegre	736,132
Brasília—Int. Brasília	Rio de Janeiro—Santos Dumont	677,064
Salvador	São Paulo—Guarulhos Int.	656,259
Belo Horizonte—Pampulha	Rio de Janeiro—Santos Dumont	592,578
Porto Alegre	São Paulo—Guarulhos Int.	562,612
Rio de Janeiro—Galeão Int.	Salvador	532,791

Total		10,191,205

Source: DAC.

     The domestic passenger airline industry in Brazil is currently served by Gol and three legacy airlines:

•	Varig, a full-service carrier, which offers scheduled services on both domestic and international routes;

•	TAM, a full-service carrier, which offers scheduled services primarily on domestic and, to a lesser extent, international routes; and

•	VASP, a full-service carrier, which offers scheduled services on domestic routes.

      In 2003, Gol and the three Brazilian legacy airlines described above accounted for over 98% of the market share of domestic regular routes, measured by revenue passenger kilometers. We began transporting passengers in 2001, and by March 31, 2004, we had captured 22.5% of domestic market share. Our competitors, TAM, Varig and VASP, accounted for 33.3%, 30.4%, and 11.8% of the domestic market share as of March 31, 2004, respectively.

      In February 2003, Varig and TAM began discussions to merge their operations to form an airline that, if combined, would consist of over 150 aircraft, and would have had a 64% market share as of March 31, 2004, based on revenue passenger kilometers. Since that time, Varig and TAM have been operating under a temporary code-sharing arrangement. No final decision regarding whether the parties will proceed with the proposed merger has been announced.

      In 2000, VASP underwent a financial and administrative restructuring including management downsizing, rescheduling of debts and reorganization of domestic and international routes. As part of the restructuring, VASP began to cancel certain international flights and returned several aircraft to lessors. By the end of 2000, VASP had withdrawn entirely from international markets. As a result of the restructuring, VASP’s market share, measured in terms of passenger kilometers, declined from 17.2% in 1999 to 11.8% as of March 31, 2004.

      In the 1990’s, Transbrasil operated as one of Brazil’s four major airlines. In 2001, Transbrasil had a series of aircraft grounded for maintenance related issues and had aircraft repossessed by leasing companies due to non-payments. In February 2002, the DAC suspended Transbrasil’s Air Carrier Recognition Certificate (Certificado Homologação de Empresa de Transporte Aéreo, or CHETA), a document certifying that an airline’s equipment is adequately maintained and without which a company cannot fly. Later that year, Transbrasil ceased operations. Transbrasil’s concession agreement lapsed on October 10, 2003 and was terminated by the High Command of Aeronautics on March 5, 2004.

      The Brazilian civil aviation market follows the highest recognized safety standards in the world. Brazil is classified as a Category 1 country in flight safety standards by the International Civil Aviation Organization, which is the same classification held by the United States and Canada.

Trends in Brazilian Civil Aviation Market

      Since 1970, Brazil has for the most part had stable growth in revenue passenger kilometers. From 1970 to 2003, revenue passenger kilometers grew at a compound annual rate of 12%. In the past 33 years, the domestic market generally experienced year over year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970’s, the Brazilian sovereign debt crisis in the early 1980’s and the economic and political distress in Brazil in the early 1990’s.

      Over the last seven years, the compound annual growth rate in industry passenger traffic, in terms of revenue passenger kilometers, was 5.9% versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 5.0%. Industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have remained relatively stable over the same period, with an average load factor of 58%. The following table shows the figures of industry domestic passenger traffic and available capacity for the periods indicated:

								First Quarter

	1997	1998	1999	2000	2001	2002	2003	2003	2004

	(in millions, except percentages)
Available Seat Kilometers	31,146	38,121	40,323	41,436	45,008	47,116	41,885	11,113	10,744
Available Seat Kilometers Growth	8.7%	22.4%	5.8%	2.8%	8.6%	4.7%	(11.2)%	(1.0)%	(3.3)%
Revenue Passenger Kilometers	17,824	22,539	22,204	24,284	26,296	26,784	25,125	6,267	6,703
Revenue Passenger Kilometers Growth	7.5%	26.5%	(1.5)%	9.4%	8.3%	1.9%	(6.2)%	(5.8)%	7.0%
Load Factor	57.2%	59.1%	55.1%	58.6%	58.4%	56.8%	60.0%	56.4%	62.4%

Source:	DAC

     Historically, domestic airline industry revenue growth has generally surpassed Brazilian gross domestic product growth. From 1997 to 2002, domestic airline industry revenue grew at a real compound annual growth rate of 7.1% while Brazilian gross domestic product has grown at a real compound annual growth rate of 1.7% over the same period, according to data from the DAC and the Central Bank.

      The airline industry in Brazil is regulated pursuant to Law No. 7,565, of December 19, 1986, also known as the Brazilian Aeronautical Code, as well as extensive regulations issued by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC, and the DAC. Although the Brazilian airline sector was deregulated in the early 1990s, the DAC has imposed varying degrees of regulation since that time, and is charged with guiding, planning, stimulating and supporting the activities of public and private civil aviation as well as implementing international rules and conventions that have already been adopted by the Brazilian government. Changes in regulation often correspond to major socio-economic events, such as the Persian Gulf War and the September 11, 2001 terrorist attacks, and we believe have been designed to shelter domestic carriers from major economic shocks. Currently, the DAC imposes a series of restrictions and demands on the standards, safety, maintenance, regularity and quality of air carrier operations.

Brazilian airlines are permitted to establish their own domestic fares. Domestic fares can be reviewed by the DAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. The DAC also monitors concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. The regulatory environment relating to the Brazilian civil aviation market is currently in the process of evolving, and a number of new laws are being discussed in Congress and within various regulatory bodies that would change the way in which the industry is regulated. See “Regulation of the Brazilian Civil Aviation Market.”

      From 1986 until 1993, the Brazilian government placed a stricter control over local civil aviation activities, due to the extremely high rates of inflation that led to a severe economic crisis in Brazil during this period. The control exercised by the Brazilian government consisted mainly of monitoring air ticket prices charged by airlines and directing the use and expansion of their routes. In 1994, after a successful effort to curb inflation rates and stabilize the Brazilian economy, the Brazilian government, through the aviation authorities, began to deregulate the activities of the airline industry, which mainly consisted of a gradual reduction of the government control over the local activities of airlines. Although the airline industry in Brazil is still a regulated environment, the current rulings of the DAC are significantly more flexible than past regulations and a number of underlying regulatory acts have been frequently issued by the aviation authorities in order to harmonize the Brazilian regulatory environment with international and modern regulatory models.

      In 2003, the CONAC issued guidelines to limit the entry of new concessionaires, the acquisition of new aircraft and the granting of new routes to existing concessionaires in order to protect the financial performance of the Brazilian airline industry as a whole. Based on these guidelines, in order to obtain authorizations for existing concessionaires to operate new routes and to change existing ones, the applicant must file with the DAC studies to justify the technical and economic viability of the requested route and the DAC will also consider the capacity of the airport infrastructure support, the increase in demand and competition among airlines.

      The current regulatory environment was developed following an economic slowdown in Brazil and a significant decline in passenger air traffic in late 2001. According to the DAC, accumulated losses for the airline sector grew to R$6.75 billion in 2002 from R$1.47 billion in 2001. We believe the current regulatory regime has benefited the financial performance of the Brazilian airline sector. Brazilian airline industry yields improved from R$0.29 in 2002 to R$0.32 in 2003 with load factors of 57% in 2002 and 59% in 2003.

BUSINESS

Overview

      We are the only low-fare, low-cost airline operating in Brazil providing frequent service on routes between all of Brazil’s major cities. We focus on increasing the growth and profitability of our business by stimulating and meeting demand for affordable, convenient air travel in Brazil for both business and leisure passengers. We do this by offering simple, safe and efficient services while having among the lowest operating costs in the airline industry worldwide.

      We have flown over 16 million passengers since beginning operations and, according to the DAC, Brazil’s civil aviation authority, our share of the domestic market based on revenue passenger kilometers grew from 4.7% in 2001 to 11.8% in 2002, 19.2% in 2003 and 22.5% during the first quarter of 2004.

      We began our operations in January 2001 with six single-class Boeing 737-700 Next Generation aircraft serving five cities in Brazil. Currently, we operate 22 single-class Boeing 737-700/800 Next Generation aircraft serving 29 cities in Brazil. We expect to take delivery, under two-year operating leases, of three Boeing 737-300 aircraft in the third quarter of 2004 and up to two additional Boeing 737-300 aircraft later in 2004, which we will use to help meet our short-term capacity needs. We have signed an agreement with The Boeing Company for firm orders for 15 737-800 Next Generation aircraft and options to purchase an additional 28 737-800 Next Generation aircraft. The firm order aircraft are scheduled to be delivered between 2007 and 2009, and the purchase options are exerciseable for deliveries between 2005 and 2010, up to a maximum of five optioned aircraft per year.

      We offer travelers in Brazil a low-fare transportation alternative that we believe is cost-competitive versus conventional airline and bus transportation. We have a diversified revenue base, with customers ranging from business passengers traveling within densely populated centers in Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers traveling to destinations around Brazil. We carefully evaluate opportunities to continue the growth of our business through increasing the frequency of flights to our existing high-demand markets and adding new routes to underserved regions in Brazil. We are also pursuing opportunities to offer services on routes to high-traffic centers in other South American countries. We have applied for regulatory approval of a route between São Paulo (Guarulhos International Airport) and Buenos Aires, Argentina (Ezeiza International Airport). We expect to receive a decision in respect of the application during the second half of 2004.

      Our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative has led to a strong awareness of our brand and a rapid increase in our market share. Generally, our low operating costs allow us to set our fares at levels significantly lower than the average fares of most of the competing legacy Brazilian airlines. This approach has helped us win customer loyalty and in certain markets to stimulate demand by attracting new customers who previously used other means of travel or traveled less often due to price sensitivity. We have kept our operating costs low principally by maintaining a simplified aircraft fleet that is one of the industry’s newest, which reduces maintenance and fuel costs and facilitates our high aircraft utilization. We offer a simplified product to our customers with single-class seating and a light snack and beverage service. We do not offer frequent flyer programs or airport lounges. We use the latest technology and actively encourage internet sales to reduce our distribution costs and improve our operating efficiency. We have developed an innovative company culture that is supported by a highly motivated and streamlined workforce. Members of our senior management team have an average of approximately 20 years of experience in the domestic and international passenger transportation industries, and we have been able to draw upon this extensive experience to develop our low-cost operating structure.

      Our emphasis on controlling costs and yield management has given us flexibility in setting our fares to achieve a balance between our load factors and yields that we believe will generate the highest profitability for us. During a time of decreasing passenger traffic due to a leveling of overall economic growth in Brazil, we generated net income of R$175.5 million in 2003. Our profitable results in 2003 were due largely to a cost per available seat kilometer that was approximately 25% lower than that of our competitors, according to data collected from the DAC. We generated net income of R$90.7 million during the three months ended March 31, 2004.

      Our operating model is based on a variation of the point-to-point approach used by other successful low-cost carriers worldwide. In high-density competitive markets, such as São Paulo to Rio de Janeiro, we operate direct point-to-point service at low fares. When providing service to our other markets, our aircraft make multiple stops on our route network linking multiple destination points, which attracts customers who prefer to pay lower fares even if this means making one or more stops or connections before their final destination.

      Through low fares and reliable service, we achieved a load factor of 72% in the first quarter of 2004. We had an average load factor of 64% during 2003, as compared to an average domestic load factor of 59% for our three largest Brazilian competitors in the same period, according to the DAC. During this period, we maintained high standards of operating efficiency and customer satisfaction, completing 97% of our scheduled flights with on-time performance of 96%. In the first quarter of 2004, we completed 99% of our scheduled flights with an on-time performance of 95%.

      We are controlled by Brazil’s Áurea group. The Áurea group has more than five decades of successful operating experience in Brazil’s bus transportation industry, and brings the benefits of this expertise in the Brazilian transportation industry to our strategy and operations. In February 2003, AIG Brazil Special Situations Fund, through wholly-owned subsidiaries, ultimately acquired a 12.5% equity stake in our company.

Our Competitive Strengths

      Our principal competitive strengths are:

      We Keep Our Operating Costs Low. Our cost per available seat kilometer for the year ended December 31, 2003 was R$ 0.141, or US$0.048. We believe that our cost per available seat kilometer for the year ended December 31, 2003, as adjusted for the average number of kilometers flown per flight, was lower than that of many of the world’s most profitable low-cost carriers, and was on average approximately 25% lower than that of the Brazilian legacy airlines, according to data collected from the DAC. Our cost per available seat kilometer for the three months ended March 31, 2004 was R$0.142, or US$0.049. Typically, airline operating costs per kilometer decrease as flight length increases. Our low operating costs are the result of a number of different measures that we have taken to improve our operating efficiency, including:

•	Efficient use of aircraft. During the three months ended March 31, 2004, our aircraft flew an average of 13.5 block hours per day. During 2003, our aircraft flew an average of 12.8 block hours per day, the highest aircraft utilization rate in the Brazilian domestic airline industry according to the DAC and among the highest worldwide according to airline company public filings. We achieve high aircraft utilization rates by operating a new fleet that requires less maintenance down time, accomplishing a fast turnaround on our aircraft between flights and operating more flights per day with each aircraft than our competitors. The fast turnaround time for our aircraft between flights, which averages just 25 minutes, minimizes connection times for our passengers and enables our aircraft to fly an average of 11 flight legs a day, as compared to an estimated average of 7 flight legs a day by our competitors. We increase the speed of preparing our aircraft for the next flight by loading and unloading passengers through front and rear aircraft doors when possible, minimizing catering requirements and having cabin crew assist with cleaning the aircraft. Our efficient use of our fleet has helped us to generate revenue at times when the aircraft of our competitors are grounded and has allowed us to spread our fixed costs over a greater number of flights and available seat kilometers. As a part of our aircraft utilization strategy, we introduced night flights on certain routes in December 2003 at very low fares to increase utilization, generate higher load factors and stimulate demand. Our night flights, which generated average load factors of 88% during the first quarter of 2004, have helped us to make our fleet productive throughout the 24-hour day. We also offer air cargo services to generate incremental revenue from space in the stronghold sections of our aircraft that would otherwise remain unutilized.

•	Operation of a simplified fleet. Currently, we operate a simplified fleet type consisting of 22 Boeing 737-700/800 Next Generation aircraft. We plan to add up to five Boeing 737-300 aircraft in 2004 under two-year operating leases to help meet short-term capacity needs and we have firm orders and purchase options for up to 43 additional Boeing 737-800 Next Generation aircraft. Delivery of the firm order aircraft is scheduled to occur between 2007 and 2009 and the purchase options are exercisable for deliveries between 2005 and 2010. Having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. In addition, keeping the number of types of aircraft we operate to a minimum simplifies our maintenance and operations processes, as our maintenance technicians become better trained and perform maintenance procedures more efficiently. While our focus on having the lowest operating costs means that we will periodically review our fleet composition to ensure that it is achieving our low-cost goals, any decision we may make to introduce a new fleet type will be made only after carefully weighing the performance and profitability benefits of doing so against the emphasis we place on maintaining simplified operations.

•	Ability to take advantage of competitive outsourcing opportunities. We have entered into arrangements on competitive terms with third-party contractors at certain airports for passenger, aircraft and baggage handling, call center customer services and other services that we believe can be more efficiently provided by third parties. We negotiate competitive rates for these services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation.

•	High proportion of internet sales. We actively encourage our customers and travel agents to purchase seats on our flights via our website so as to keep our distribution costs low. It costs us an average of approximately R$2.11 to book a seat purchased directly by a customer using our website as compared to an average cost of approximately R$3.95 per booking by travel agents using our website, R$4.50 per booking for call center sales and approximately R$10.50 per booking for sales using the Global Distribution System, or GDS, database. In 2003, approximately 58% of our sales were made through our website directly to our customers and to travel agents. During the three months ended March 31, 2004, 71% of our sales were made through our website directly to our customers and to travel agents. We believe this represents one of the highest internet booking ratios in the airline industry worldwide. Our focus on increasing the proportion of internet sales made directly by our customers has helped to keep our third-party distribution costs low.

•	Adoption of best practices of other low-cost airlines to keep our costs low. Our booking system is the same cost-efficient system used by other successful low-cost airlines worldwide. We estimate that our cost of distribution to customers using our booking system is approximately 62% lower than our distribution costs involving more traditional means, such as GDS. In addition, like other low-cost carriers, but unlike our competitors, all travel on our flights is ticketless. The elimination of paper tickets saves paper costs, postage, employee time and back-office processing expenses. Passengers are also able to check in over the internet, as well as being checked in by our agents using wireless hand-held devices at many of our airports. Consistent with the approach taken by other successful low-cost carriers, we keep our product offering simple to keep our costs low. We do not have a frequent flier program or airport lounges and offer only light snacks and beverages on our flights.

      We Offer Our Customers Low Fares. We believe that through our low fares and high-quality service, we provide the best value in our markets. Our average fares are lower than the average fares of the Brazilian legacy carriers. We identified a demand among both business and leisure passengers for air travel that is convenient, simple and is a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service that treats passengers equally in a single-class environment, we have successfully increased our market share, strengthened customer loyalty and are attracting a new group of air travelers in our service areas. These new travelers did not previously consider air travel when making their plans due to the higher prices and more complicated booking procedures that preceded our entry into the market. For example our night flights, for which we offer highly competitive fares, have proven to be very successful, generating average load factors of 88% during the first quarter of 2004. We believe our night flights attract passengers who previously relied upon bus or car travel.

      We Have One of the Newest Fleets in the Industry. Our current fleet of 22 Boeing 737-700/800 Next Generation aircraft has an average age of 2.8 years, making our fleet the newest in South America and one of the newest in the industry worldwide. We believe that the firm orders and purchase options we have for the delivery of up to 43 new Boeing 737-800 Next Generation aircraft, with expected delivery dates between 2005 and 2010, will help us to retain this competitive advantage. Our new fleet has enabled us to enjoy a high degree of performance reliability and to develop a reputation among customers for being an airline that delivers a safe, on-time, modern and comfortable travel experience. Our Next Generation aircraft type provides us with state-of-the-art technology and aerodynamics to increase flying speed, improved fuel efficiency, simplified maintenance procedures and a more flexible seat configuration that allows us to make adjustments to effectively manage our yield and load factor on our routes in response to market developments.

      We Have a Strong Brand that Is Widely Recognized Among Consumers. We believe that the Gol brand has become synonymous with innovation and value in the Brazilian domestic airline industry. Our customers identify us as being accessible, friendly, fair and reliable and distinguish us in Brazil’s domestic airline industry on the basis of our updated and simplified approach to providing air travel services. Customer satisfaction surveys conducted in September 2003 by Omni Marketing, an independent third-party market research firm, indicated that more than nine out of every ten passengers on Gol would recommend us to others, would fly with us again and consider our approach to air travel to be innovative. Our effort at promoting our brand awareness has earned us recognition from the marketing industry in Brazil as well. Our advertising campaigns received the Top of Marketing award from Brazil’s Association of Marketing and Sales Directors in 2002 and our website won the Ibest award, a major internet-related award in Brazil, for the best transportation website in 2003.

      We Have a Strong Financial Position. We have focused on maintaining a strong financial position with significant cash balances and a low debt to capitalization ratio. At March 31, 2004, we had R$191.6 million of cash and cash equivalents, R$216.9 million of accounts receivable and R$206.7 million of U.S. dollar denominated deposits for aircraft leasing and aircraft engine maintenance contracts, representing a total of R$615.2 million. At March 31, 2004, we had a debt to capitalization ratio of 11.9%.

      We Have a Motivated Workforce and a Proven Management Team. We benefit from a highly motivated workforce that brings a new enthusiasm to air travel and a commitment to high standards of friendly and reliable quality service that we believe distinguishes us in our markets. We believe that the positive feedback we received from our customers in our customer satisfaction surveys is directly related to the priority our employees place on delivering top quality customer service. We invest a significant amount of time and resources into carefully developing the best training practices and selecting individuals to join our team who share our focus on ingenuity and continuous improvement. We conduct ongoing training programs that incorporate industry best practices and encourage strong and open communication channels among all of the members of our team so that we can continue to improve the quality of the services we provide. We also motivate our workforce by providing our employees with profit sharing. Our top managers have an average of 20 years of experience in the Brazilian passenger transportation industries and this experience has helped us to develop the most effective elements of our low-cost model.

Our Strategy

      To continue the growth of our business and increase its profitability, our strategy will be to continue to offer a single-class of air travel service at low fares, while maintaining high-quality standards, keeping our operating costs low and relentlessly pursuing ways to make our operations more efficient. Our objectives are to provide the best travel value in the markets we serve, to encourage people to fly by making air travel accessible in our markets and to further increase our market share. We will continue to evaluate opportunities to expand our operations by adding additional flights to existing domestic and night-flight routes, adding new domestic routes where sufficient market demand exists and expanding into other high-traffic centers in other South American countries. The following are the key elements of our strategy:

      To Expand Our Customer Base by Offering Services to High-Demand and Underserved Routes. When planning the growth of our business, we will continue to select our routes and establish the frequency of our service based upon the extent and type of demand in the regions we serve. In particular, we expect to increase our focus on business travelers from medium-sized companies, a growing customer base that tends to be more price sensitive, by closely monitoring the routes and flight frequencies that best serve their travel needs and increasing our marketing efforts directed at this segment of our customer base. For example, in response to the high volume of business travelers between Brazil’s primary financial centers, São Paulo and Rio de Janeiro, we have increased our flight frequency on this route from 5 flights per day when we began transporting passengers in January 2001 to 38 flights per day at the end of the first quarter of 2004. We are also very focused on stimulating demand and capturing market share in both the leisure and “visiting friends and relatives” market segments. In addition, in response to a perceived demand for late evening flights linking São Paulo and Rio de Janeiro to avoid the need for overnight stays, we added night flight services between the two cities in December 2003. Our night flights generated average load factors of 88% during the first quarter of 2004. We will also focus upon meeting the travel needs of cost-conscious business passengers traveling between underserved secondary markets in Brazil.

      We will continue to carefully evaluate opportunities to meet demand for leisure travel by expanding flight frequencies on existing routes, expanding successful night flight services and adding additional routes where we perceive a market demand, such as daytime flights to and from the Guarulhos airport in São Paulo, Brazil’s largest airport. We are also pursuing opportunities to offer services on routes to select cities in other South American countries where similar opportunities exist.

      To Continue to Reduce Our Operating Costs. Continuing to reduce our operating costs per available seat kilometer is a key to increasing profitability. We aim to remain one of the lowest cost airlines in the world. To date, we have worked toward achieving this goal by assembling a new fleet of single-class aircraft that is capable of safely and reliably accommodating a high utilization rate, incurs low maintenance costs and is fuel-efficient. We are also working to achieve this goal by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and increasing our number of daily flights per aircraft. We will also continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure.

      To Keep Our Customer Service Offering Simple and Convenient. We believe that we are perceived by our customers as providing excellent value at reasonable fares and acting as a catalyst for changing the way the Brazilian airline industry works. In addition to offering low fares, our strategy is to make flying a simpler, more convenient experience. We have achieved this objective largely through the elimination of unnecessary extras and common-sense applications of technology. We encourage our customers to use the internet not only to make reservations, but also to make many of the arrangements from the comfort of their home or office that they would otherwise have to make at crowded airports, such as checking-in and changing their seat assignments online. We provide free shuttle service between airports and drop-off zones in selected routes. We offer customers single-class, pre-assigned seating flights, do not overbook our flights and have designated female lavatories. Our strategy will be to continue to seek ways to make the Gol brand signify simplicity and convenience in the minds of air travelers.

      To Stimulate Demand with Low Fares. Our widely available low fares and superior product offering are designed to stimulate demand, particularly from fare-conscious leisure travelers and small- to mid- size businesses who might otherwise have used alternative forms of transportation or would not have traveled at all. Our strategy will be to continue to stimulate demand by continuing to provide superior products and low-fare. We will also continue to provide our customers with a variety of flexible payment mechanisms, such as monthly installment payments. The following table shows total passengers enplaned at airports served by us for the periods indicated and the date we commenced service at each airport.

		Total Passenger Traffic
		(Arrivals and Departures)
		Year Ended December 31,
	Service				CAGR (%)
Airport	Commencement Date	2000	2001	2002	2000-2002

		(in millions)
Brasília	January 2001	5.43	6.12	6.44	9.0
Salvador	January 2001	3.02	3.52	3.51	7.8
Curitiba	May 2001	2.07	2.50	2.67	13.8
Recife	April 2001	2.14	2.47	2.64	11.1
Porto Alegre	January 2001	2.25	2.59	2.66	8.9
Belo Horizonte	January 2001	2.09	2.44	2.95	18.9
Fortaleza	December 2001	1.44	1.63	1.75	10.1
Vitória	November 2001	0.84	0.92	1.24	21.4
Florianópolis	January 2001	0.72	0.97	1.10	23.7
Top 50 Airports(1)	—	54.31	59.93	60.99	6.0

(1)	Airports for which data is available for 2000, 2001 and 2002.

Source: DAC

Routes and Schedules

      As of March 31, 2004, we provided regularly scheduled services to 28 cities in Brazil. In May 2004, we received approval from the DAC to provide regularly scheduled services to four additional cities in Brazil— Joinville, Uberlândia, Porto Velho and Rio Branco— which are scheduled to commence in the second half of 2004. Our aircraft fly to various points on our route network linking our destinations. We generally offer direct flights between city pairs with high traffic volumes, such as São Paulo to Rio de Janeiro, which enables many of our business travelers to fly with us directly to their destinations. However, after directly connecting high-density cities along the primary business routes, our aircraft often make multiple stops linking other destinations in Brazil, thereby also attracting passengers who prefer to pay lower fares even if this means making one or more stops or connections before reaching their final destination. This variation on the point-to-point approach to routing means, for example, that an aircraft flying on a high-traffic route such as between São Paulo and Brasília may, instead of returning to São Paulo upon the completion of the leg, continue northward from Brasília to Belém and then westward to Manaus before returning southward. We believe this model of flight scheduling has helped us to more frequently serve a greater number of cities and to generate higher load factors, enabling us to increase aircraft utilization and providing us with greater flexibility in our scheduling options.

      The following table sets forth the cities we serve in Brazil, the number flights we operate per day serving those cities and the service commencement date (fractions have been rounded):

City	Flights per Day	Service Commencement Date

Belém	4	September 2001
Belo Horizonte	16	January 2001
Brasília	22	January 2001
Campinas	5	April 2001
Campo Grande	4	December 2001
Cuiabá	2	January 2001
Curitiba	17	January 2001
Florianópolis	7	January 2001
Fortaleza	6	December 2001
Goiânia	2	June 2001
Macapá	1	December 2001

City	Flights per Day	Service Commencement Date

Londrina	1	March 2004
Maceió	2	March 2003
Manaus	2	December 2001
Maringá	2	June 2002
Natal	1	March 2003
Navegantes	2	June 2002
Palmas	1	January 2001
Porto Alegre	11	January 2001
Porto Seguro	1	December 2002
Recife	7	April 2001
Ribeirão Preto	2	December 2003
Rio de Janeiro
Santos Dumont	23	November 2001
Galeão	12	January 2001
Salvador	10	January 2001
São Luiz	1	April 2003
São Paulo
Congonhas	38	January 2001
Guarulhos	2	December 2003
Vitória	5	November 2001

      In addition to monitoring growing market demand for increased daily flight frequency on our existing routes, we also seek to offer services in markets with previously untapped demand. For example, the highly competitive fares we offer for travel on our night flights have been set to compete with interstate bus companies for customers who may otherwise not have previously considered air travel as an option due to price sensitivity. We are also pursuing opportunities to offer services on routes to select cities in other South American countries where favorable market opportunities exist. We have applied for regulatory approval of a route between São Paulo (Guarulhos International Airport) and Buenos Aires, Argentina (Ezeiza International Airport). We expect to receive a decision in respect of the application during the second half of 2004.

Customer Value

      We recognize that while low fares may initially encourage people to fly with us, we must move to ensure that a new customer will become a repeat customer. As a result, we pay particular attention to the details that help to make for a pleasant, hassle-free flying experience, including:

•	ticketless travel;

•	convenient on-line check-in and seat assignment options;

•	airport parking discounts;

•	designated female lavatories on flights;

•	single-class, pre-assigned seating;

•	friendly and efficient in-flight service;

•	modern aircraft interiors;

•	quick turnaround times at airport gates; and

•	free or discounted shuttle services between airports and drop-off zones on certain routes.

      We also understand that efficient and punctual operations are of primary importance to our customers. This emphasis resulted in a completion factor of 97% and an on-time performance rate of 96% in 2003. In the first quarter of 2004, we completed 99% of our scheduled flights with an on-time performance of 95%.

      Based on feedback from our customers, we believe we are meeting and exceeding their service expectations, as more than 90% of those responding to a September 2003 customer satisfaction survey conducted by Omni Marketing, an independent third-party market research firm, indicated they would recommend flying with us, would fly with us again, and consider us to be an innovative airline.

Safety

      Our most important priority is the safety of our passengers and employees. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day. Our pilots have extensive experience, with flight captains having more than 10,000 hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. We closely follow the standards established by the Air Accident Prevention Program of the DAC and we have installed the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system. All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends. The Brazilian civil aviation market follows the highest recognized safety standards in the world. Brazil is classified as a Category 1 country in flight safety standards by the International Civil Aviation Organization, which is the same classification held by the United States and Canada.

Sales and Distribution

      We actively encourage the use of direct internet bookings by our customers because it is our most efficient distribution channel, costing an average of approximately R$2.11 for each booking made directly by a customer. By comparison, internet sales though travel agents cost an average of approximately R$3.95 per booking, call center sales cost an average of approximately R$4.50 per booking and GDS sales cost an average of approximately R$10.50 per booking. For the year ended December 31, 2003, approximately 56% of our overall sales, whether directly from the customer or through travel agents, were made via the internet, making us one of the worldwide industry leaders in this area, as compared to 19% and 12% of our overall sales being made through call centers and the GDS, respectively. The remaining 13% of our sales for the year ended December 31, 2003 were booked through our airport ticket counters and our internal systems. We estimate that we sell a seat through our website every three seconds. Our advertising campaigns highlighting the advantages of internet-based reservations have been very successful, contributing to a 324% increase in internet sales during the period from the commencement of our operations in January 2001 to the end of 2003, which in turn has helped us to keep our distribution costs low. For the three months ended March 31, 2004, approximately 71% of our overall sales, whether directly from the customer or through travel agents, were made via the internet.

      We outsource work related to our call center distribution channel to independent contractors working under the supervision of Gol employees. Outsourcing our call center services is the most cost-effective option for us because our call-center service contractor is paid based only upon the amount of time call center personnel spend responding to calls from our customers. Another measure we have taken to contain distribution costs is to issue paperless tickets only, which saves paper costs, postage, employee time and back-office processing expenses.

      Unlike other Brazilian airlines, we do not accept customer reservations for flights, but instead sell seats that must be paid for by our customers at the time of booking. This eliminates the possibility of overbooking, and guarantees all of our passengers a seat on our flights.

      Approximately 70% of our passenger traffic consists of business customers and approximately two-thirds of our corporate client base consists of small-and medium-sized companies with less than 500 employees. To further develop our business relationship with our corporate customers, we have entered into alliances with hotel chains and rental car service providers to offer our corporate customers the convenience of packaged transportation and accommodation arrangements. We will continue to focus on expanding our base of cost-conscious, medium-sized corporate clients that serves as a source of recurring revenues.

      We advertise primarily through cost-efficient media, including internet websites, radio spots, local newspaper ads and billboards. When establishing a route in a new market, approximately two weeks before we begin offering air travel services, we send representatives to high-concentration areas in the new market such as shopping malls, popular restaurants and discos to hold promotional giveaways and make people aware of their new travel option by focusing on our low fares and efficient service.

Pricing

      Our emphasis on keeping our operating costs low has in turn allowed us to set low fares while achieving and increasing profitability. We have designed our fare structure to balance our load factors and yields in a way that we believe will generate the most profits on our flights. Our fares are below the average fares of most of our competitors and we dedicate most of our seats to the lower fare classes. As a result, we believe that we have established a reputation among our customers for more consistently delivering seats at our lowest advertised prices than do our competitors. Our approach to more transparent and competitive pricing has forced fares down in many of the markets that we have entered. Consistent with airline industry market practice in Brazil, with the exception of our deeply discounted night flights or special offers and promotions, we do not have advance purchase restrictions, minimum stays or required Saturday night stayovers. As provided for in the DAC regulations, passengers cancelling travel plans on our flights are subject to a cancellation penalty. Passengers cancelling their travel plans on our flights are reimbursed for 80% of their fare. If the cancellation occurs less than 24 hours before the scheduled flight time, there is an additional penalty of R$25.00. This same penalty applies for changes made within 24 hours of the scheduled departure time.

      In connection with our night flights, we set deeply discounted fares based upon the amounts charged by bus lines for travel to the same destinations. This approach has helped us to maximize our aircraft utilization rates to generate revenue during all times of the day. The night flights have also increased our customer base to include those who have previously used other modes of transportation. The night flight fares usually require a two to five night minimum stay.

      We also adjust our pricing in accordance with changes in passenger volume stemming from imbalances in the direction of traffic, such as during the holiday season. These periods often create demand peaks that result in traffic flows that are weighted heavily in one direction, causing demand for seats in the other direction to be low. During these periods, we discount fares on the lower demand flights to stimulate traffic on those routes to help offset our fixed costs.

Yield Management

      Yield management involves the use of historical data and statistical forecasting models to produce knowledge about our markets and guidance on how to compete in them to maximize our operating revenues. Yield management and pricing form the backbone of our revenue generation strategy and they are also strongly linked to our route and schedule planning and our sales and distribution methods. Our yield management practices enable us not only to react quickly in response market changes but also to anticipate and help shape market changes.

      The number of seats we offer at each fare level in each market results from a continual process of analysis and forecasting. Past booking history, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat kilometer, balancing the average fare charged against the corresponding effect on our load factors. For this purpose, we use a sophisticated M.I.T.-developed forecasting, optimization and competitive analysis technology that proposes the optimal fare mix for a given flight based on the historical purchasing behavior of our customers. We do a complete cycle of analysis every working day to keep up-to-date on changes to any of the variables we consider to be factors of yield management. Our revenue management system is similar to that used by other successful low-cost carriers in Europe, such as Ryanair and EasyJet.

Competition

      Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, reliability of services, brand recognition, passenger amenities, such as frequent flyer programs, and customer service. We believe that our low-cost operating model and our low fares enable us to compete favorably in many of these areas. See “—Our Competitive Strengths.”

      Our competitors and potential competitors include Brazil’s legacy airlines, regional airlines and new entrants, which mainly have regional networks. Our primary competitors are the legacy airlines, Varig, TAM and VASP, each of which is a full-service carrier offering flights on domestic routes and, in the case of Varig and TAM, international routes. In February 2003, Varig and TAM began discussions to merge their operations to form an airline that would consist of over 150 aircraft and would collectively have represented a 64% market share as of March 31, 2004, based on revenue passenger kilometers. Since that time, Varig and TAM have been operating under a code-sharing agreement. No final decision regarding whether the parties will proceed with the proposed merger has been announced.

      There is currently no other low-cost airline in Brazil offering scheduled air passenger services. As the growth in the Brazilian low-cost sector evolves, we may face increased competition from new low-cost entrants and from legacy carriers that reduce their fares to attract new passengers in some of our markets.

      When we enter a new market, the Brazilian legacy carriers typically reduce fares using capacity controls, such as limitations on the number of seats available in varying discount ranges, the use of minimum stay-over requirements and other restrictions to limit yield erosion. The Brazilian legacy carriers have also used their customer loyalty plans as a competitive tool to limit the loss of their higher yield market share. We believe that the majority of our passengers are price sensitive, preferring low fares to paying for extras such as mileage programs.

      The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

					Three Months
					Ended
					March 31,
Market Share— Domestic	2000	2001	2002	2003	2004

Gol(1)	—	4.7%	11.8%	19.2%	22.5%
TAM(2)(3)	29.2%	33.1%	34.9%	33.1%	33.3%
Varig Group(3)(4)	39.8%	39.8%	39.3%	33.7%	30.4%
VASP	15.4%	13.8%	12.6%	12.2%	11.8%
Transbrasil(5)	13.7%	6.9%	—	—	—
Others	2.2%	1.9%	1.4%	1.8%	2.0%

Source:	DAC— Annual Air Transportation Report (Anuário do Transporte Aéreo)— Statistical Data— 2001, 2002 and 2003/2000 data extracted from DAC— Economic Data— 4th Quarter 2002.

(1)	Began operations in January 2001.
(2)	Includes TAM Regionais and TAM Meridionais for the period prior to December 2000.
(3)	In 2003, Varig and TAM established a code-sharing arrangement.
(4)	Varig Group— includes Varig, Rio Sul and Nordeste.
(5)	Ceased operations in December 2001.

     We also face competition from ground transportation alternatives, primarily interstate bus companies. In 2000, interstate bus companies transported over 130 million passengers, according to the Brazilian Department of Highways (Departamento de Transportes de Rodoviários), and given the absence of meaningful passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model and strong capitalization has given us flexibility in setting our fares to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to bus fares for the same destinations, have had the effect of providing direct competition for interstate bus companies on these routes. For example, at the end of the first quarter of 2004, we offered night flights between São Paulo and Porto Alegre, with a 1.5 hour flight duration, for an average fare of R$112. In comparison, interstate bus companies charged their passengers an average fare of R$119 for an 18.5 hour journey between the same city pair.

      If we commence offering international services, our pool of competitors will increase and we will face competition from airlines that are already established in the international market and that participate in strategic alliances and code sharing arrangements.

Intellectual Property, Patents and Trademarks

      We believe that the Gol brand has become synonymous with innovation and value in the Brazilian airline industry. We have filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES” with trademark offices in Brazil and in other countries, such as Chile, Argentina and the United States. A challenge has been filed in Brazil against the registration by us of the “GOL” trademark. See “— Legal Matters and Administrative Proceedings— Trademark.”

People

      We believe that our growth potential and the achievement of our results-oriented corporate goals are directly linked to our ability to attract and maintain the best professionals available in the airline business. We place great emphasis on the selection and training of enthusiastic employees with potential to add value to our business and who we believe fit in with and contribute to our business culture.

      As of March 31, 2004, we had 2,572 active employees, compared to 2,453, 2,072 and 1,134 active employees as of December 31, 2003, 2002 and 2001, respectively. As of March 31, 2004, we employed only full-time employees, which consisted of 317 pilots, 567 flight attendants, 382 mechanics, 125 customer service representatives (including sales and marketing personnel and reservation agents), 55 flight operations employees, 867 airport personnel and 259 management and administrative personnel. We also subcontract certain services, such as cargo, information technology, call center personnel and runway handling operations personnel.

      We provide extensive training for our pilots, flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through Crew Resource Management and Line Oriented Flight Training programs, emphasizing the importance of resource management to provide the best service to our passengers.

      In order to help retain our employees, we encourage open communication channels between our employees and management and offer career development opportunities in the company and periodic evaluations. We offer in-house post-graduate business school training in conjunction with the Fundação Getúlio Vargas, a leading Brazilian business school, to provide management training to selected employees. Our compensation strategy reinforces our determination to retain talented and highly motivated employees and is designed to align the interests of our employees with our shareholders. Our compensation packages include competitive salaries and participation in our profit sharing program. We have agreements with medical and insurance companies to offer affordable health and pension plan options to our employees.

      A national aviators’ union represents Brazil’s pilots and flight attendants, and five other regional aviation unions represent ground employees of air transportation companies. Approximately 7% of our employees are members of unions. Negotiations in respect of cost of living wage and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe that our relationship with our employees is good.

      To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. Based on the achievement of our 2002 profit targets, we made a profit sharing payment equivalent to 17% of one month’s salary to each of our employees. Based on the achievement of our 2003 profit targets, we made a profit sharing payment equivalent to 3.7 months salary to each of our employees. We also intend to establish a stock option plan for employees.

Aircraft

      As of March 31, 2004, we operated a fleet consisting of 22 aircraft comprised of 18 Boeing 737-700 Next Generation aircraft and four Boeing 737-800 Next Generation aircraft. We expect to operate approximately 69 aircraft by the end of 2010. The current composition of our fleet is more fully described below:

	Number of
	Aircraft		Average Term
			of Lease
		Operating	Remaining	Average Age	Seating
	Total	Lease	(Years)	(Years)	Capacity

Boeing 737-700	18	18	4.39	2.98	144
Boeing 737-800	4	4	4.42	1.56	177

      Each aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines or two CFM International Model CFM 56-7B24 engines and operates in a comfortable single-class layout. The average age of our aircraft is 2.8 years, making ours the youngest fleet in Brazil and one of the newest fleets in the world. To help meet short-term capacity needs, we will accept delivery of three Boeing 737-300 aircraft in the third quarter of 2004 and up to two additional Boeing 737-300 aircraft later in 2004, all under two-year operating leases.

      We have signed an agreement with The Boeing Company for the firm purchase of 15 737-800 Next Generation aircraft and options to purchase an additional 28 737-800 Next Generation aircraft. The firm order aircraft are scheduled to be delivered between 2007 and 2009, and the purchase options are exercisable for deliveries between 2005 and 2010, up to a maximum of five optioned aircraft per year.

      The following table shows the historical and expected development of our fleet from December 31, 2003 to December 31, 2010:

	2003	2004	2005	2006	2007	2008	2009	2010

737-700	18	18	24	32	33	34	35	38
737-800	4	4	4	7	12	19	26	31
737-300	0	5	5	0	0	0	0	0

Total fleet	22	27	33	39	45	53	61	69

      Our new and simplified fleet structure allows us to maintain a cost-efficient operation by reducing maintenance and training costs, reducing spare parts inventory requirements and supporting high reliability and high aircraft utilization rates. The average daily utilization rate of our aircraft during our first three years of operations has been 11.9 block hours, the highest average utilization rate in Brazil and one of the highest utilization rates in the industry worldwide according to airline company public filings.

      The Boeing 737-700 and Boeing 737-800 aircraft currently comprising our fleet are fuel-efficient and very reliable. They suit our cost efficient operations well for the following reasons:

•	they have simplified maintenance routines;

•	they require just one type of standardized training for our crews;

•	their seat configuration provides flexibility to balance yield and load factor on our routes; and

•	they have one of the lowest operating costs in their class.

      Our focus on having low operating costs means that we will periodically review our fleet composition. As a result, our fleet composition may change over time if we conclude that adding other aircraft types would contribute to this goal. However, our approach to our fleet composition is based upon having a minimal number of different aircraft types to preserve the simplicity of our operations. As a result, the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs. In line with this philosophy, after conducting a careful cost-benefit analysis, we have decided to add up to five Boeing 737-300 aircraft in 2004 under short-term operating leases to meet 2004 to 2006 capacity needs.

      We currently lease all of our aircraft under long-term operating lease agreements that have an average remaining term of 60 months. Leasing our aircraft provides us with greater flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of the lease. Currently, we do not have purchase options. Under our operating lease agreements, we are required to maintain maintenance reserve accounts and to return the aircraft in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease. As of March 31, 2004, our operating leases had terms of up to 96 months from the date of delivery of the relevant aircraft. Three of our aircraft leases expire in 2007, nine in 2008, eight in 2009 and two in 2010.

Maintenance

      The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our bases in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Brasília and Salvador. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished during an overnight visit. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined in the aircraft’s manual, which is based on the number of flights flown by the aircraft. Our continued high aircraft utilization rate will result in shorter periods of time between heavy maintenance checks for our aircraft in comparison to carriers with lower aircraft utilization rates. We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet. We contract with certified outside maintenance providers for heavy maintenance and aircraft engine maintenance services with Varig Engenharia de Manutenção, or VEM, Snecma Services, Delta Air Lines Inc. and Lufthansa Technik AG at facilities in Brazil and in the United States. Currently we are relying fully on our contract with VEM for these services. In 2003, outside contractors performed airframe heavy maintenance on six of our aircraft at VEM’s facilities. We plan to construct a new maintenance facility at Viracopos International Airport in Campinas, São Paulo to be used by us for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We expect the facility to be operational in 2005. We believe that the construction of the new maintenance facility at Viracopos International Airport will reduce the extent of our reliance on outside maintenance providers for heavy maintenance. We anticipate that performing our own heavy maintenance will provide cost savings and will better enable us to determine the timing of the heavy maintenance to better control our aircraft utilization. We maintain U.S. dollar-denominated maintenance reserve accounts under the terms of our aircraft operating leases.

      We employ 382 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance plans that are established by Boeing and approved and certified by Brazilian and international aviation authorities. Our aircraft are covered by warranties that have an average term of seven years and that begin expiring in 2007, resulting in lower maintenance expenses during the period of coverage.

Facilities

      We have concessions with terms varying from one to five years from the Empresa Brasileira de Infra Estrutura Aeroportuária—INFRAERO, a state-controlled corporation, reporting to the High Command of Aeronautics, in charge of managing the use of Brazil’s federal airports, to use and operate all of our facilities at each of the major airports that we serve. Our concession agreements for our terminals’ passenger service facilities, which include check-in counters and ticket offices, operations support area and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

      INFRAERO has announced its intention to invest approximately R$5 billion in the Brazilian airport system within the next five years. Among the projects underway is an investment of approximately R$87 million to modernize the passenger terminal and expand parking capacity at the Congonhas airport in São Paulo, an approximately R$875 million investment in the Guarulhos airport in São Paulo to construct two new arrival terminals and an additional runway, and an approximately R$230 million investment in Santos Dumont airport in Rio de Janeiro to construct a new arrival terminal. The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

      Our primary corporate offices are located in two buildings in the city of São Paulo. We lease space at one of the facilities under a lease agreement with our parent company that expires in 2008. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at the Congonhas airport where we perform aircraft maintenance and an area at the Viracopos International Airport in the city of Campinas where we are building our maintenance facility.

Fuel

      Our fuel costs totaled R$308.2 million in 2003 and R$93.5 million during the three months ended March 31, 2004, representing 29% and 31% of our operating expenses in 2003 and the first three months of 2004, respectively. The price of jet fuel in Brazil is significantly higher than in many other countries. In 2003, we consumed 264.4 million liters of fuel and we consumed 75.5 million liters of fuel during the first three months of 2004. We purchase our fuel from Petrobras Distribuidora S.A., a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. Fuel prices under our contracts are composed of a variable and a fixed component. The variable component is defined by the refinery and follows international fuel price variations. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of a contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where the price of fuel is lower.

      In July 2001, the Brazilian federal government eliminated fuel subsidies, causing a 30% increase in the price of fuel consumed domestically. Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. In September 2003, we implemented a fuel and foreign exchange hedging program, based upon best practices employed by other successful low-cost carriers, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices cover short-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are overseen by a risk management committee at the operating level and a hedging policy committee at the board of directors level. The risk management committee meets on a weekly basis to analyze price movements in the fuel and foreign exchange markets, review the impact of such changes on our revenues and expenses and determine our hedge ratio. We use derivative instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our derivative instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. The hedging policy committee of our board of directors meets quarterly to assess the effectiveness of our hedging policies and recommends amendments where appropriate. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel.

      The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,

	2001		2002		2003

Liters consumed (in thousands)		77,850		164,008		264,402
Total cost (in thousands)	R$	45,769	R$	160,537	R$	308,244
Percent of operating expenses		20.0%		26.1%		29.1%

Insurance

      We maintain passenger liability insurance in an amount consistent with industry practice and we insure our aircrafts against losses and damages on an “all risks” basis. We are required by the DAC to maintain insurance coverage for general liability against terrorist acts or acts of war with a minimum amount of US$150 million. We are in compliance with this requirement. We have obtained all insurance coverage required by the terms of our leasing agreements. We believe our insurance coverage is consistent with airline industry standards in Brazil and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

      In response to the substantial increases of insurance premium for coverage for damages resulting from terrorist attacks to aircraft after the September 11, 2001 attacks in the United States, the Brazilian government enacted Law No. 10,309 on November 22, 2001, generally authorizing the Brazilian government to undertake liabilities for damages caused to third parties as a result of terrorist attacks or acts of war against aircraft of Brazilian airlines. According to Law No. 10,744 of October 9, 2003, this undertaking by the federal government is currently limited to cover damages caused to third parties resulting from terrorist attacks and acts of war to Brazilian aircraft up to US$1 billion. Decree No. 5,035 of April 5, 2004, which regulates the provisions of Law No. 10,744, provides that the Brazilian government may, at its sole discretion, suspend its coverage at any time, effective within seven days after the announcement by the Brazilian government of its decision to do so.

Legal Matters and Administrative Proceedings

      In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

Trademark

      The German carmaker Volkswagen’s Brazilian subsidiary, Volkswagen do Brasil Ltda., has challenged certain of our trademark applications filed with the Instituto Nacional de Propriedade Industrial, the Brazilian authority responsible for the registration of trademarks and patents, on the grounds that Volkswagen has previously registered the trademark “GOL” under the automobiles and autoparts class of products and services. We believe that there are no legal grounds for the challenges by Volkswagen because we are seeking registration of the trademark in a different class of products and services. We are defending ourselves vigorously against the challenges and we do not believe that they will prevent us from obtaining registration of our trademarks.

ICMS

      We are currently challenging the levy of Brazil’s state value-added tax on merchandise, electricity, telecommunication and transport services (the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS) on the import of our leased aircraft and engines. We believe, based on an analysis of the applicable laws and court precedents by our counsel, that the ICMS does not apply to the import of aircraft and engines under operating lease transactions, such as ours. We have received injunctive relief from Brazilian courts and we have filed defenses in administrative proceedings that had the effect of suspending the application of ICMS on the imports of our aircraft and engines under operating leases. We are not accruing and paying ICMS import taxes on our leased aircraft and engines and we have not made any provision in respect of the matter, as we believe that we are not legally liable for the payment of ICMS on imports of our aircraft and engines under operating leases.

REGULATION OF THE BRAZILIAN CIVIL AVIATION MARKET

The Brazilian Aviation Authorities and Regulation Overview

      Air transportation services rendered on a regular basis (as opposed to charter flights) are considered a public service and are subject to extensive regulation and monitoring by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC and the DAC. Air transportation services are also regulated by the Brazilian Federal Constitution and the Brazilian Aeronautical Code.

      The Brazilian Aeronautical Code provides for the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft; crew training; concessions, inspection and control of airlines; public and private air carrier services, civil liability of airlines, and penalties in case of infringements.

      The CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister Chief of the Civil Cabinet, the Minister of Treasury, the Minister of Development, Industry and International Trade and the Commandant of the Aeronautics. The CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by DAC. The CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

      The DAC is currently Brazil’s highest civil aviation authority and reports directly to the High Command of Aeronautics. The DAC is responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil. The DAC regulates flying operations generally and economic issues affecting air transportation, including matters relating to air safety, certification and fitness, insurance, consumer protection and competitive practices.

      The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944, and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

Concession for Air Transportation Services

      According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace as well as airport infrastructure, and may provide these services directly or through third parties under concessions or permissions. According to the Brazilian Aeronautical Code and regulations issued by the High Command of Aeronautics the application for a concession to operate regular air transportation services is subject to the DAC having granted to the applicant a license to operate an airline, which must be then confirmed by the High Command of the Aeronautics. The applicant is required by the DAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro, or RAB), must have a valid CHETA and must also comply with certain ownership restrictions. See “—Restrictions to the Ownership of Shares Issued by Concessionaires of Air Transportation Services.”

      The DAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

      Our concession was granted on January 2, 2001, for a term of 15 years, renewable for an equal 15-year term upon a six-month prior written notice.

      Article 122 of Law No. 8,666 of June 21, 1993, provides that airline concessions shall be regulated by specific procedures set forth in the Brazilian Aeronautical Code. The Brazilian Aeronautical Code and the regulations issued by the High Command of Aeronautics do not expressly provide for public bidding processes and currently it is not necessary to conduct public bidding processes prior to the granting of concessions for the operation of air transportation services.

Import of Aircraft into Brazil

      The import of civil or commercial aircraft into Brazil is subject to prior authorization by the COTAC, which is a sub-department of the DAC. Such import authorizations usually follow the general procedures for import of goods into Brazil, after which the importer must request the registration of the aircraft with the RAB.

Registration of Aircraft

      The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code. Under the Brazilian Aeronautical Code, no aircraft is allowed to fly in Brazilian airspace, or land in or take off from the Brazilian territory, without having been properly registered. In order to be registered and continue to be registered in Brazil, an aircraft must have a certificate of registration (certificado de matrícula) and a certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft by the DAC. A certificate of registration attributes Brazilian nationality to the aircraft and is an evidence of its enrollment with the competent aviation authority. A certificate of airworthiness is generally valid for six years from the date of the DAC inspection and authorizes the aircraft to fly in the Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions. The registration of any aircraft may be cancelled if it is found that the aircraft is not in compliance with the requirements for registration and, in particular, if the aircraft has failed to comply with any applicable safety requirements specified by the DAC or in the Brazilian Aeronautical Code.

      All information relating to the contractual status of an aircraft, including purchase and sale agreements, operating leases and mortgages, must be filed with the RAB in order to provide the public with an updated record of any amendments made to the aircraft certificate of registration.

Route Rights

      Domestic routes. The DAC has the authority to grant Brazilian airlines the right to operate new routes, subject to the airline having filed studies satisfactory to the DAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes. For the granting of routes and changes in existing ones, the DAC evaluates the actual capacity of the airport infrastructure from where such route is or would be operated, as well as the increase in demand and competition among airlines. In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis. Any airline’s route frequency rights may be terminated if such airline (a) fails to begin operation of a given route for a period exceeding 15 days, (b) fails to maintain at least 75% of flights provided for in its respective Air Transportation Schedule (Horário de Transporte Aéreo, or HOTRAN) for any 90-day period or (c) suspends its operation for a period exceeding 30 days. The DAC approval of new routes or changes to existing routes is given in the course of an administrative procedure and it requires no changes to existing concession agreements.

      Once routes are granted, they must be immediately reflected in the HOTRAN, which is the official schedule report of all routes that the airline can operate. The HOTRAN provides not only for the routes but also the times of arrival at and departure from certain airports, none of which may be changed without prior consent of the DAC. According to Brazilian laws and regulation, an airline cannot sell, assign or transfer its routes to another airline.

      International routes. In general, requests for new international routes, or changes to existing ones, must be filed by each interested Brazilian airline that has been previously qualified by the DAC to provide international services, with the Commission for Studies on International Navigation (Comissão de Estudos

Relativos à Navegação Internacional, or CERNAI), which decides upon each request based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities. International route rights for major city pairs, as well as the corresponding landing rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. We have applied to CERNAI for approval of a route between São Paulo (Guarulhos International Airport) and Buenos Aires, Argentina (Ezeiza International Airport). We expect a decision from CERNAI in respect of the request during the second half of 2004.

Slots Policy

      Under Brazilian law, a slot is a concession of the DAC, which is reflected in the airline’s HOTRAN. A slot, like a route, may not be transferred by one airline to another.

      Each HOTRAN represents the authorization for an airline to depart from and arrive at specific airports within a predetermined timeframe. Such period of time is known as an “airport slot” and provides that an airline can operate at the specific airport at the times established in the HOTRAN.

      The most congested Brazilian airports are subject to traffic restrictions through time slot policies. Each airline is entitled to a maximum 37% of the slots at any given airport. An airline must request an additional slot from the DAC upon a minimum two-month prior notice.

      On October 5, 2001, the Department of Control of the Air Space (Departamento de Controle do Espaço Aéreo), or DECEA, was created with the main purpose of coordinating and inspecting the infrastructure support of airports and the safety of aircraft operations. The DECEA also performs studies in all Brazilian airports to determine the maximum capacity of operation of each airport. There are five airports in Brazil that have slot restrictions: Congonhas and Guarulhos (both of which serve São Paulo), Santos Dumont in Rio de Janeiro, Pampulha in Belo Horizonte and Juscelino Kubitschek in Brasília. Since the slots of all congested airports slots are fully utilized, the DAC is unable to grant the right to new slots to airlines to operate in these airports. Ongoing investment in the Brazilian aviation infrastructure should permit the increase of aircraft operations in these congested airports and consequently the concession of the right to new slots to airlines.

Airport Infrastructure

      INFRAERO, a state-controlled corporation reporting to the High Command of Aeronautics, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations. Smaller, regional airports may belong to states or municipalities within Brazil and, in such cases, are often managed by local governmental entities. In most Brazilian airports, INFRAERO performs safety and security activities, including passenger and baggage screening, cargo security measures and airport security.

      The use of areas within federal airports, such as hangars and check-in booths, are subject to a concession by INFRAERO. If there is more than one applicant for the use of a specific airport area, INFRAERO may conduct a public bidding process for the granting of the concession.

Pricing

      Brazilian airlines are permitted to establish their own domestic fares without government regulation. However, domestic fares are monitored on a regular basis by the DAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. Airlines are free to offer price discounts or follow other promotional strategies. For certain routes, airlines must submit, with a minimum of five days’ advance notice, fares that are set at greater than a 65% discount to the per kilometer reference fares established by the DAC. Such reference fares are based on industry average operating costs.

      International tariffs are set based upon bilateral arrangements. In addition, airlines operating international routes must negotiate their tariffs at the International Air Transport Association (IATA) and then submit the negotiated tariffs to the DAC for approval.

Civil Liability

      The Brazilian Aeronautical Code and the Warsaw Convention limit the liability of an aircraft operator for damages caused to third parties during its air and ground operation, or resulting from persons or things ejected out of the aircraft. Brazilian courts, however, have occasionally disregarded these limitations by awarding damages purely based on the Brazilian Civil Code and Brazilian Consumer Protection Code, both of which do not expressly provide for limitations on the amount of such awards.

      In response to the substantial increases in premiums of insurance coverage for damages resulting from terrorist attacks to aircraft after the September 11, 2001 attacks in the United States, the Brazilian government enacted a law which authorizes the Brazilian government to undertake liability for damages caused to third parties as a result of terrorist attacks or acts of war against aircraft of Brazilian airlines. See “Business— Insurance.”

Environmental Regulations

      Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities, each of which may impose administrative sanctions in case of violation, in addition to any eventual criminal or civil liabilities. For example, according to a DAC ordinance, the operation of scheduled commercial flights to and from the Congonhas airport is subject to a noise curfew from 11:00 p.m. to 6:00 a.m. because of its proximity to residential areas in the city of São Paulo. Our scheduled flights to Congonhas airport are in full compliance with the noise curfew limits.

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

      According to the Brazilian Aeronautical Code, in order to be eligible for a concession for operation of regular services, the entity operating the concession must have at least 80% of its voting stock held directly or indirectly by Brazilian citizens and must have certain management positions entrusted to Brazilian citizens. The Brazilian Aeronautical Code also imposes certain restrictions on the transfer of capital stock of concessionaires of air transportation services, such as Gol, including the following:

•	the voting shares have to be nominative and non-voting shares cannot be converted into voting shares;

•	prior approval of the Brazilian aviation authorities is required for any transfer of shares, regardless of the nationality of the investor, which results in the change of the company’s corporate control, causes the assignee to hold more than 10% of the company’s capital stock or represents more than 2% of the company’s capital stock;

•	the airline must file with the DAC, in the first month of each semester, a detailed stockholding interest chart including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

•	based on its review of the airline’s stock interest chart, the DAC has the authority to subject any further transfer of shares to its prior approval.

      The Registrant holds substantially all of the shares of Gol, which is a public concessionaire of air transportation services in Brazil. Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services. Therefore, the restrictions do not apply to the Registrant. Since the completion of this global offering will not result in a change in the voting control of Gol, either directly or indirectly, and will not reduce the percentage of voting stock of Gol held by Brazilian citizens to a level lower than 80%, no prior authorization from the DAC will be required.

Pending and Future Legislation

      The Brazilian Congress is currently discussing Bill of Law No. 3,846, of 2000, which provides for the creation of the Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil, or ANAC) that would replace the DAC as the primary civil aviation authority. According to this bill of law, the ANAC will be responsible for organizing civil aviation into a coherent system, coordinating and supervising air transportation services, aviation and ground-based infrastructure, and modernizing the Brazilian aviation regulations. The ANAC will be linked, but not subordinated, to the Ministry of Defense and will function as an independent agency administrated only by civilians and reporting directly to the President of Brazil. The ANAC will mainly have the authority to regulate, inspect and supervise services rendered by local and foreign airlines operating in Brazil, granting concessions, permissions and authorizations for operation of air transportation and airport infrastructure services, representing the Brazilian government before international civil aviation organizations, and controlling, registering and inspecting civil aircraft. Under the proposed bill of law, all concessions for air transportation services expiring before December 31, 2010, such as the ones of our major competitors, would be valid until December 31, 2010. In addition, Bill of Law No. 3846 provides that the Brazilian aviation authorities shall conduct prior public bidding procedures for the granting of new concessions.

      Additionally, on March 28, 2001, the CONAC published, for public comments, a draft bill of law aimed at replacing the Brazilian Aeronautical Code and modernizing the underlying laws and regulations. This draft generally addresses issues relating to civil aviation, including airport concessions, consumers’ protection, increase of foreign stock participation in Brazilian airlines, limitation on civil liability by airlines, and mandatory insurance and fines. Also, on October 30, 2003, the CONAC submitted to the Ministry of Defense for approval a proposal for new civil aviation public policy guidelines. According to this proposal, the CONAC will issue specific policies for different segments of the international aviation market primarily directed to the granting of routes, and will further analyze differentiated tariffs in order to foster international air traffic. The Ministry of Defense has yet not approved this proposal.

MANAGEMENT AND CORPORATE GOVERNANCE

      Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which is composed of at least five members and at most 11 members, and a Diretoria, or board of executive officers, which is composed of at least two and at most six members. Our by-laws provide for the establishment of a non-permanent Conselho Fiscal, or fiscal committee, to be comprised of three to five members. We also have corporate governance and nomination, audit, compensation, and hedging policy committees comprised of members of our board of directors, and management, executive policy, budget, investment, corporate governance and risk management committees comprised of members of our board of executive officers and senior managers.

      We are committed to achieving and maintaining high standards of corporate governance. In working towards this goal, we have established a corporate governance and nomination committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors. In addition, in connection with listing as a Level 2 company on the BOVESPA, we will enter into an agreement with the BOVESPA to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 100% of the price paid per common share of controlling block shareholders. In addition, we intend to continue to assess initiatives to further improve our corporate governance standards.

Board of Directors

      Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management. Currently, our board of directors is comprised of eight members. Upon the completion of this global offering, Peter M. Yu and Claudio E.S. Galeazzi will resign from our board of directors. In addition, upon the completion of this global offering, we intend to add a minimum of one and up to two additional members to our board of directors, each of whom will qualify as independent based upon NYSE criteria. The board of directors meets every other month or whenever requested by the president, vice-president or three members of our board of directors.

      Under the Brazilian corporation law, each director must hold at least one of our common or preferred shares, may reside outside of Brazil, and is elected by the holders of our common shares at the Assembléia Geral, or the annual general meeting of shareholders. There are no provisions in our by-laws restricting (i) a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested, or (ii) the borrowing powers exercisable by our directors from us. However, under the Brazilian corporation law, a director is prohibited from voting on any matter that would result in such director having a conflict of interest with our company.

      Under the Brazilian corporation law, shareholders of publicly traded companies, such as we will be, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months, are entitled to appoint one member of our board of directors. However, until 2005, the board member to be appointed by such preferred shareholders will be chosen from a list of names provided by our controlling shareholder.

      Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Members of our board of directors serve one-year terms, reelection being permitted. The terms of our current directors will expire in 2005. Our by-laws do not provide for a mandatory retirement age for our directors.

      Under the terms of our shareholders’ agreement, five of the members of our board of directors have been appointed by Aeropar Participações S.A. and three members of our board of directors have been appointed and elected by BSSF Air Holdings LLC. Our shareholders’ agreement also provides that BSSF Air Holdings LLC will have the right to appoint and elect one member of our board of directors after the completion of this offering, provided that this right will only prevail to the extent that, in the case of the exercise by our minority shareholders of any minority rights set forth under the Brazilian corporation law, Aeropar Participações S.A.

still retains the right to appoint the majority of the members of our board of directors. This right will terminate if BSSF Air Holdings LLC holds less than 5% of our total capital. Two of the board members appointed by BSSF Air Holdings LLC will resign from our board of directors upon the completion of this global offering.

      The following table sets forth the name, age and position of each current member of our board of directors. A brief biographical description of each current member of our board of directors follows the table.

Name	Age	Position

Constantino de Oliveira	72	Chairman
Constantino de Oliveira Junior	35	Director
Henrique Constantino	32	Director
Joaquim Constantino Neto	39	Director
Ricardo Constantino	41	Director
Ana Vigon Tabar	43	Director
Peter M. Yu	42	Director
Claudio E. S. Galeazzi	63	Director

      Constantino de Oliveira is the chairman of our board of directors and has served in this capacity since March 2004. Mr. Oliveira has also been the chairman of the board of directors of Gol since 2002. Mr. Oliveira is founder and president of the Áurea group. He founded his first company, Expresso União, a bus transportation company, in 1957 in the state of Minas Gerais. Mr. Oliveira was the principal architect in our creation.

      Constantino de Oliveira Junior is a member of our board of directors and our Chief Executive Officer. He has served in both capacities since March 2004. Mr. Oliveira has also been the chief executive officer and a member of the board of directors of Gol since 2001. Mr. Oliveira introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was elected the Most Valuable Executive in 2001 and 2002 by the Brazilian newspaper Valor Econômico and was also elected the Leading Executive in the logistics sector in 2003 by the readers of Gazeta Mercantil, a Brazilian financial newspaper. From 1994 to 2000, Mr. Oliveira served as an officer of the Áurea group. Mr. Oliveira studied Business Administration at the Universidade do Distrito Federal and he attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships.

      Henrique Constantino has been a member of our board of directors since March 2004. Mr. Constantino has also been a member of the board of directors of Gol since 2003. He has been the financial officer of the Áurea group since 1994. He participated in the creation of Gol and served as its financial officer from January 2001 to March 2003, when he became a member of the board. Mr. Constantino has a law degree from CEUB– Centro de Ensino Unificado de Brasília and has a Master in Business Administration degree from EASP– FGV (Fundação Getúlio Vargas– São Paulo).

      Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino has been a member of the board of directors of Gol since 2001. He has been the operations officer of the Áurea group since 1994. From 1984 to 1990 he was in charge of operations of Reunidas Paulista. Since 1990 to the present, he has been the President of Breda Turismo, a transportation company. Since 1998, Mr. Constantino has also been a member of the board of directors of Metra, a metropolitan bus company serving the cities of São Paulo, Santo André, São Bernardo do Campo and Diadema.

      Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been a member of the board of directors of Gol since 2001. He has been the technical and maintenance officer of the Áurea group since 1994. Since 2000, Mr. Constantino is also a member of the board of directors of Mercabenco S.C., a consortium of Mercedes automobile dealers.

      Ana Vigon Tabar has been a member of our board of directors since March 2004. Ms. Vigon has been a member of the board of directors of Gol since 2003. Ms. Vigon is a managing director of AIG Capital Partners in New York. Prior to joining AIG in 1992, Ms. Vigon served as senior portfolio manager at Assesores Bursatiles in Madrid, where she managed four mutual funds. She served as assistant treasurer for Grupo

Hispanoamericano in Spain from 1988 to 1990. Ms. Vigon holds a degree in Economics and Business Administration, as well as a law degree from Pontificia de Comillas University (ICADE) of Madrid, Spain.

      Peter M. Yu has been a member of our board of directors since May 2004. Mr. Yu has been a member of the board of directors of Gol since 2003. Mr. Yu is president and chief executive officer of AIG Capital Partners, a leading private equity investor in emerging markets. Prior to joining AIG Capital Partners, Mr. Yu served as director to the National Economic Council, the White House office responsible for developing U.S. economic policy. A graduate of Harvard Law School, Mr. Yu served as president of the Harvard Law Review and as a law clerk on the United States Supreme Court and received his B.A. degree from Princeton University. Mr. Yu serves as chairman of the Investment Committee of eight AIG-sponsored private equity funds.

      Claudio E.S. Galeazzi has been a member of our board of directors since May 2004. Mr. Galeazzi has been a member of the board of directors of Gol since 2003. Mr. Galeazzi is a founding partner of Galeazzi & Associados, a Brazilian consulting firm. Prior to founding Galeazzi & Associados, Mr. Galeazzi served as president of Cesbra, a joint venture between British Petroleum and Brascan, and vice-president of the British Petroleum mining operations in Brazil. He also served as a member of the fiscal board of Banespa (Insurance). From 1979 to 1985, Mr. Galeazzi served as chairman of the Industries’ Social Services (SESI) under a nomination by the president of Brazil. From 1986 to 1989, Mr. Galeazzi served as a director of the Federation of Industries of the State of Sáo Paulo (FIESP). Mr. Galeazzi holds a degree in Accounting from Faculdade Ramos de Azevedo, Rio de Janeiro, Brazil.

      Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are brothers and Constantino de Oliveira is their father. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino control Aeropar Participações S.A. and Comporte Participações S.A. on an equal basis.

Executive Officers

      Our executive officers have significant experience in the domestic and international passenger transportation industries, and we have been able to draw upon this extensive experience to develop our low-cost operating structure. The executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established in our by-laws and by our board of directors. The business address of each of our executive officers is the address of our principal executive offices.

      Under our by-laws, we must have at least two and at most five executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in March 2005.

      The following table sets forth the name, age and position of each of our executive officers elected in March 2004. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Constantino de Oliveira Junior	35	President and Chief Executive Officer
David Barioni Neto	46	Vice President-Technical
Richard F. Lark, Jr.	37	Vice President-Finance, Chief Financial Officer and Investor Relations Officer
Tarcisio Geraldo Gargioni	57	Vice President-Marketing and Services
Wilson Maciel Ramos	57	Vice President-Information Technology and Administration

      Constantino de Oliveira Junior. See “Management—Board of Directors.”

      David Barioni Neto has been an officer since May 2004. Mr. Barioni has been an officer of Gol since 2001. Mr. Barioni has been an aircraft pilot for the past 25 years and worked as an aircraft pilot for VASP from 1982 to 2000. Mr. Barioni is a civil aviation inspector, flight instructor and aeronautical accident investigator. He is also specialized in restricted and dangerous cargo.

      Richard F. Lark, Jr. has been an officer since May 2004. Mr. Lark has been an officer of Gol since 2003. From 2000 to 2003, Mr. Lark was a founding director and served as Chief Financial Officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was a Vice President in the investment banking division of Morgan Stanley, where he was responsible for the Brazilian transportation sector. Mr. Lark holds a Master in Business Administration degree from the Anderson School at The University of California at Los Angeles (UCLA) and bachelor degrees in philosophy and finance and business economics from The University of Notre Dame. Mr. Lark is a DAC-certified private pilot.

      Tarcisio Geraldo Gargioni has been an officer since May 2004. Mr. Gargioni has been an officer of Gol since 2001. From 1990 to 2000, Mr. Gargioni served as Commercial Director of VASP. Mr. Gargioni received a degree in Business Administration and a post-graduate degree in transport engineering from COOPEAD/ RJ, Brazil. Mr. Gargioni received a certificate in marketing from Fundação Getúlio Vargas– São Paulo.

      Wilson Maciel Ramos has been an officer since March 2004. Mr. Ramos has been an officer of Gol since 2001. From 1999 to 2000, Mr. Ramos was an independent consultant for urban transportation companies. From 1997 to 1999, Mr. Ramos was the President of Transurb, a syndicate of urban transportation companies in São Paulo. From 1993 to 1997, Mr. Ramos served as Chief Information Officer at VASP. Mr. Ramos received a degree in mechanical engineering from the Universidade do Rio Grande do Sul and a masters degree in production engineering from the Universidade de Santa Catarina.

Fiscal Committee

      Under the Brazilian corporation law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of the management and the company’s external auditors. The fiscal committee may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year. A fiscal committee is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the fiscal committee is to review management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders. The Brazilian corporation law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to the company’s executive officers. The Brazilian corporation law requires a fiscal committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

      Under the Brazilian corporation law, our fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or a company of the Áurea group, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at the relevant general shareholders’ meeting. The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. We currently do not have an active fiscal committee and, therefore, no members have been appointed.

Committees of the Board of Directors and Board of Executive Officers

      Our board of directors also has corporate governance and nomination, audit, compensation, and hedging policy committees. Our board of executive officers has management, executive policy, budget, investment, corporate governance and risk management committees. Members of the committees do not need to be members of our board of directors or board of executive officers. The charters of the corporate governance and nomination, audit and compensation committees specify that each committee shall include one member appointed by our minority shareholders and one independent member. The responsibilities and composition of these committees are described below.

      Corporate Governance and Nomination Committee. The corporate governance and nomination committee is responsible for the coordination, implementation and periodic review of “best practices” of corporate governance and for monitoring and keeping our board of directors informed about legislation and market recommendations addressing corporate governance. The committee also proposes individuals for consideration for election to our board of directors. The committee consists of up to five members elected by our board of directors for a one-year term. The corporate governance and nomination committee currently consists of Henrique Constantino and Peter Yu.

      Audit Committee. Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of and coordinates with our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a one-year term. The current members of our audit committee are Henrique Constantino and Fernando Borges, who was appointed by BSSF Air Holdings LLC. Within one year following the completion of this global offering, we intend that all members of the audit committee will satisfy the audit committee membership independence requirements of the SEC and the independence and other standards of the NYSE. At least one member of the audit committee will be an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

      Compensation Committee. The compensation committee reviews and recommends to our board of directors the forms of compensation, including salary, bonus and stock options, to be paid to our directors and executive officers. The compensation committee also reviews and recommends revisions to the compensation policies applicable to our directors and executive officers and reviews our management’s career and succession plans. The compensation committee is comprised of up to three members elected by our board of directors for a one-year term. The compensation committee currently consists of Joaquim Constantino and Cristiano Gioia, who was appointed by BSSF Air Holdings LLC.

      Hedging Policy Committee. The hedging policy committee conducts periodic reviews of the measures we take to protect the company against foreign exchange, jet fuel price and interest rate changes and analyzes the effect of such changes on our revenues and expenses. The hedging policy committee assesses the effectiveness of hedging measures taken during the previous quarter and approves recommendations for future changes. The hedging policy committee meets quarterly and is comprised of our chief financial officer and two other members of our board of directors, one of whom is appointed by the directors appointed by our minority shareholders. The hedging policy committee currently consists of Richard F. Lark, Jr., Henrique Constantino and Ana Vigon Tabar.

Compensation

      Under our by-laws, our shareholders are responsible for establishing the aggregate amount we pay to the members of our board of directors and our executive officers. Once our shareholders establish an aggregate amount of compensation for our board of directors and executive officers, the members of our board of directors are then responsible for setting individual compensation levels in compliance with our by-laws.

      For the fiscal year ended December 31, 2003, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our board of directors and executive officers was approximately R$1.4 million.

Executive Stock Options

      At a shareholders’ meeting held on May 25, 2004, our shareholders approved an executive stock option plan for key senior executive officers. Under this plan, we have issued to executive officers stock options to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04 per share. One half of the options may be exercised beginning on October 25, 2004, with the remaining 50% vesting at the end of each quarter subsequent to October 25, 2004. Each option will expire two years after its vesting date. The preferred shares reserved for issuance pursuant to these options are in addition to and separate from those shares that will be reserved for issuance under the plan described in the immediately following paragraph. We expect that the number of preferred shares reserved for issuance under this executive stock option plan will be increased to

6,000,000 preferred shares and to grant these new options over a three-year period, subject to the approval of our compensation committee and our shareholders in a shareholders’ meeting. The terms under which these new options will be granted will be determined by our compensation committee and our board of directors.

Stock Option Plan

      Following the completion of this offering, we expect to adopt a stock option plan, which will be administered by the compensation committee. The purpose of the plan will be to promote our interests by encouraging our officers, members of our board of directors and other employees to significantly contribute to our success through the award of options to acquire our preferred shares. We expect that an aggregate maximum of 10 million preferred shares will be reserved for issuance over a five-year period under the plan.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of May 21, 2004, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

      Each shareholder’s percentage ownership in the following table is based on the 109,448,497 common shares and 59,344,746 preferred shares outstanding as of the date of this prospectus. The table sets forth our beneficial ownership after the sale of 33,050,000 preferred shares in this offering.

										Common and
				Preferred Shares			Preferred Shares			Preferred Shares
				Beneficially Owned			Beneficially Owned			Beneficially Owned
	Common Shares			Prior to the Offering			After the Offering			After the Offering

	Shares		(%)	Shares		(%)	Shares		(%)	Shares	(%)

Aeropar Participações S.A. (1)	109,448,477	(2)	100%	31,493,863		53.07%	31,493,863		40.33%	140,942,340	75.15%
BSSF Air Holdings LLC*(3)	6		**	21,099,100		35.55%	10,199,100		13.06%	10,199,106	5.44%
Comporte Participações S.A. *(4)				6,751,775	(5)	11.38%	3,351,775	(5)	4.29%	3,351,775	1.79%
Executive officers and directors as a group (8 persons)	14	(6)	**	8	(6)	**	8	(6)	**	22	**

*	Selling shareholder.

**	Represents ownership of less than 1%.

(1)	Aeropar Participações S.A. is a subsidiary of Áurea Administração e Participações S.A., which is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. Áurea Administração e Participações S.A. is a member of the Áurea group, which controls over 20 different companies in Brazil’s passenger transportation industry. The Constantino family beneficially owns 100% of our voting common shares. The address of Aeropar Participações S.A. is Avenida Dom Jaime de Barros Câmara 300, suite 08, São Bernardo do Campo, São Paulo, 09895-400, Brazil.
(2)	Includes 224 common shares of the Registrant subscribed and paid for at the time of the Registrant’s incorporation.
(3)	BSSF Air Holdings LLC is wholly-owned by BSSF Air Holdings Ltd. BSSF Air Holdings Ltd. is owned by AIG Brazil Special Situations Fund, L.P. (“BSSF”) and AIG Brazil Special Situations Parallel Fund, C.V. (“BSSF Parallel”). Each of BSSF and BSSF Parallel is managed by AIG BSSF, L.P. (“AIGBSSFGP”), an indirect wholly-owned subsidiary of American International Group, Inc. (“AIG”). Each of BSSF Air Holdings Ltd.; BSSF; BSSF Parallel; AIGBSSFGP, the sole general partner of BSSF and the managing general partner of BSSF Parallel; AIG BSSF Investments, Ltd. (“AIGBSSFI”), the sole general partner of AIGBSSFGP; AIG Capital Partners, Inc. (“AIGCP”), the sole shareholder of AIGBSSFI; AIG Global Investment Group, Inc., the sole shareholder of AIGCP; and AIG; may be deemed to beneficially own some or all of the shares held of record directly by BSSF Air Holdings LLC. Each of the foregoing entities disclaims beneficial ownership of the shares held of record directly by BSSF Air Holdings LLC. The address of BSSF Air Holdings LLC is 599 Lexington Avenue, 24th floor, New York, New York 10022.
(4)	Comporte Participações S.A. is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. The address of Comporte Participações S.A. is Avenida Dom Jaime de Barros Câmara 300, suite 08, São Bernardo do Campo, São Paulo, 09895-400, Brazil.
(5)	Includes 56 preferred shares of the Registrant subscribed and paid for at the time of the Registrant’s incorporation.
(6)	Shares transferred to members of the board of directors for eligibility purposes.

RELATED PARTY TRANSACTIONS

      We have engaged in a number of transactions with related parties.

Shareholders’ Agreement

      Under the terms of our shareholders’ agreement, five of the members of our board of directors have been appointed by Aeropar Participações S.A. and three members of our board of directors have been appointed and elected by BSSF Air Holdings LLC. Two of the members of our board of directors appointed by BSSF Air Holdings LLC will resign upon the completion of this offering. Our shareholders’ agreement provides that BSSF Air Holdings LLC will have the right to appoint one member of our board of directors after the completion of this offering, provided that this right will only prevail to the extent that, in the case of the exercise by our minority shareholders of any minority rights set forth under the Brazilian corporation law, Aeropar Participações S.A. still retains the right to appoint the majority (excluding the director appointed by BSSF Air Holdings LLC) of the members of our board of directors. This right will terminate if BSSF Air Holdings LLC holds less than 5% of our total capital. In addition, BSSF Air Holdings LLC has agreed with us that, subject to certain exceptions, it will not issue or transfer any ADSs or preferred shares or any options or warrants to purchase ADSs or preferred shares or securities convertible into, or exchangeable for, or that represent rights to receive ADSs or preferred shares after the expiration of the 180-day lock-up, unless in an organized sales process.

Agreements with Áurea Administração e Participações S.A.

Headquarters lease agreement

      On April 1, 2003 Gol entered into a five-year lease agreement with Áurea Administração e Participações S.A. for the lease of our headquarters located at Rua Tamoios, 246. The lease agreement provides for monthly payments of R$25,000, adjusted annually for inflation by the IGP-M index.

Transportation agreement

      Gol has entered into exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços, which are companies controlled by Áurea Administração e Participações S.A. for the transportation of Gol’s passengers, their baggage and Gol’s employees. In 2002 and 2003, Gol made total payments of approximately R$87,000 and approximately R$148,000, respectively, under these bus transportation agreements.

Debentures

      In June 2002, Áurea Administração e Participações S.A. issued debentures to Gol that Gol assigned to INFRAERO in payment of landing charges for the period between June 2002 and October 2002. The interest rate on the debentures was set at the average rate for one-day interbank deposits plus 1% per annum. The debentures, which were guaranteed by the pledge of a portion of Gol’s credit card receivables, were repaid in full in January 2004.

      We believe that all of the transactions with Áurea Administração e Participações S.A. were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties.

Subscription and Option Agreement

      On January 20, 2003, Áurea Administração e Participações S.A., BSSF II Holdings Ltda., BSSF Air Holdings Ltd. and Gol entered into a Subscription and Option Agreement under which BSSF II Holdings Ltda. agreed to subscribe and pay for 7,675,748 of Gol’s Class A preferred shares and BSSF Air Holdings Ltd. agreed to subscribe and pay for 2,699,252 of Gol’s Class A preferred shares and 8,408,206 of Gol’s Class B preferred shares. Pursuant to an addendum to the subscription and option agreement, Gol and Áurea Administração e Participações have agreed to use reasonable efforts to register with all applicable governmen-

tal bodies or agencies, including the SEC, those of our preferred shares or successor securities that BSSF Air Holdings LLC will continue to hold after the completion of this offering.

      In February 2004, Áurea Administração e Participações S.A. exercised its call option pursuant to the Subscription and Option Agreement. As a result, on March 29, 2004, Áurea Administração e Participações S.A. acquired all of BSSF Air Holdings Ltd.’s share ownership in Gol and 140,350 Class A preferred shares of Gol from BSSF II Holdings Ltda.

DESCRIPTION OF CAPITAL STOCK

General

      On May 25, 2004, we approved a 2.80-for-one stock split for all of our outstanding common and preferred shares, increasing the aggregate number of our common and preferred shares outstanding to 168,793,243. As a result, our capital structure currently consists of 109,448,497 common shares and 59,344,746 undesignated preferred shares, all with no par value. In addition, our board of directors has authorized the issuance of up to 20,355,725 preferred shares for the purposes of this offering. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

Issued Share Capital

      Under our by-laws, our authorized capital is R$1 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

Regulation of Foreign Investment

      There are no general restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil, except for those regarding airline companies (see “—Regulation of the Brazilian Civil Aviation Market”). However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.

      Foreign investors may register their investment under Law No. 4,131 of September 3, 1962, or Law No. 4,131, or Resolution No. 2,689 of January 26, 2000 of the CMN, or Resolution No. 2,689. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.

      Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

      Pursuant to Resolution No. 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

      Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM. The right to convert dividend payments and proceeds from the sale of our capital stock into foreign currency and to remit these amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required governmental approval for conversions of reais payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADSs.

      Resolution No. 1,927 of the CMN, which is the restated and amended Annex V to Resolution No. 1,289 of the CMN, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We will file an application to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and we will have received final approval before the completion of this offering.

      The custodian will obtain on behalf of the depositary an electronic certificate of foreign capital registration with respect to the ADSs sold in the international offering. This electronic registration is carried on through the Central Bank Information System, or SISBACEN. Pursuant to the registration, the custodian and the depositary will be able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders such ADSs and withdraws preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the withdrawal, following which such holder must seek to obtain its own electronic certificate of foreign capital registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689, by a duly registered investor, or, if not a registered investor under Resolution No. 2,689, a holder of preferred shares applies for and obtains a new certificate of registration, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment. See “Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—If you surrender the ADSs and withdraw our preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages” and “Taxation—Brazilian Tax Consequences.”

Description of Preferred Shares

      According to our by-laws, similarly to preferred shares of companies incorporated under the laws of the State of Delaware, our preferred shares are non-voting. However, under certain limited circumstances provided for in the Brazilian corporation law and as described in this section, holders of our preferred shares may be entitled to vote. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares.

      Holders of our preferred shares are not entitled to voting rights, except in connection with certain specific matters. See “—Voting Rights.” Unlike holders of preferred shares of companies incorporated under the laws of the State of Delaware, which are typically entitled to a fixed dividend established pursuant to the company’s articles of incorporation, holders of our preferred shares are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of our common shares.

      Also unlike holders of preferred shares of companies incorporated under the laws of the State of Delaware, which typically do not have the benefit of tag-along rights, according to our by-laws, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us, and the minimum price to be offered for each preferred share is 100% of the price paid per share of the controlling stake.

      Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, judicial guidance with respect to shareholder disputes is less established under

Brazilian law than U.S. law and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

Redemption and Rights of Withdrawal

      Similarly to dissenting shareholders of corporations incorporated under the State of Delaware, under the Brazilian corporation law, a dissenting or non-voting shareholder has the right to withdraw from a company and be reimbursed for the value of the preferred or common shares held, whenever a decision is taken at a general shareholders’ meeting by a vote of shareholders representing at least 50% of the total outstanding voting capital to:

•	create a new class of preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws (our by-laws allow us to do so);

•	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•	reduce the mandatory distribution of dividends;

•	merge or consolidate us with another company;

•	participate in a centralized group of companies as defined in the Brazilian corporation law and subject to the conditions set forth therein;

•	change our corporate purpose, including a sale of the voting control of Gol to a third party;

•	transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such company, known as incorporação de ações;

•	conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian corporation law; or

•	acquire control of another company at a price which exceeds the limits set forth in the Brazilian corporation law.

      In the event that the entity resulting from a merger, consolidation, or incorporação de ações, or spin-off of a listed company fails to become a listed company within 120 days of the shareholders meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal right.

      If there is a resolution to (i) merge or consolidate us with another company; (ii) incorporação de ações; (iii) participate in a group of companies, as defined under the Brazilian corporation law, or (iv) acquire control of another company, the withdrawal rights are exercisable only if our shares do not satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting.

      Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares.

      The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in the first and second items above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non-voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the ratable portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the ratable portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of the Brazilian corporation law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

      For purposes of the right of withdrawal, the concept of “dissenting shareholder,” under the Brazilian corporation law, includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders meeting or who do not have voting rights. The concept of “dissenting shareholder” under the Brazilian corporation law differs from that of “dissenting shareholder” under Delaware law, under which a dissenting shareholder is generally a shareholder who objects to a proposed corporate action and demands payment for his or her shares before such action is voted upon.

Preemptive Rights

      Each of our shareholders generally has a preemptive right to subscribe for shares or convertible securities in any capital increases, in proportion to its shareholdings. A minimum period of 30 days, unless a shorter period is established by our board directors, following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their equity participation. (See “Risks Relating to the ADSs and Our Preferred Shares—Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares”). Our by-laws provide that our board of directors may, within the limit of its authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public exchange offers. In addition, Brazilian corporation law provides that the granting or exercise of stock options pursuant to certain stock option plans is not subject to preemptive rights. Shareholders of corporations incorporated under the laws of the State of Delaware generally do not have preemptive rights unless set forth specifically in such corporations’ charters.

Voting Rights

      Each common share entitles its holder to one vote at our shareholders’ meetings. Preferred shares have no voting rights, except that each preferred share entitles its holder to one vote at our shareholders’ meeting to decide on certain specific matters, such as (a) any transformation of the company into another corporate type; (b) any merger, consolidation or spin-off of the company; (c) approval of any transactions between the company and its controlling shareholder or parties related to the controlling shareholder; (d) approval of any evaluation of assets to be delivered to the company in payment for shares issued in a capital increase; (e) appointment of an expert to ascertain the fair value of the company in connection with any deregistration and delisting tender offer; (f) any changes to these voting rights; and (g) approval of a change of our corporate purpose. Holders of preferred shares are entitled to attend shareholders’ meetings and to participate in the discussions. The Brazilian corporation law provides that non-voting shares, such as preferred shares, may acquire voting rights if the company fails to distribute fixed or minimum dividends in connection with such shares for three consecutive fiscal years and will retain such voting rights until the distribution of such fixed or minimum dividends. Because our preferred shares are not entitled to the payment of any fixed or minimum dividend, holders of our preferred shares cannot acquire voting rights as a result of our failure to distribute dividends. (See “Risks Relating to the ADSs and Our Preferred Shares—You and the holders of the preferred shares may not receive any dividends”).

      According to the Brazilian corporation law, any change in the preferences or rights of our preferred shares, or the creation of a class of shares having priority over our preferred shares, unless such change is authorized by our by-laws, would require the approval of our preferred shareholders in a special shareholders’ meeting in addition to approval by a majority of the holders of our outstanding voting shares. The holders of preferred shares would vote as a class at the special meeting.

      The Brazilian corporation law grants (i) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total issued capital stock, and (ii) holders of our common shares that are not part of the controlling group, and represent at least 15% of the voting capital stock, the right to appoint a member to the board of directors, by voting during the annual shareholders’ meeting. If none of our non-controlling holders of common or preferred shares meets the respective thresholds described above, holders of preferred or common shares representing at least 10% of the share capital would be able to combine their holdings to appoint one member and an alternate to our board of directors. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least the three months directly preceding our annual shareholders meeting. Until 2005, the board members that may be elected by the preferred shareholders as described above must be chosen from a list of three names indicated by our controlling shareholders.

      Holders of common shares are entitled to certain rights that cannot be amended by changes in the by-laws or at a general shareholders’ meeting, which include (i) the right to vote at general shareholders’ meetings; (ii) the right to participate in distributions of dividends and interest on capital and to share in the remaining assets of the company in the event of liquidation; (iii) preemptive rights in certain circumstances; and (iv) the right to withdraw from the company in certain cases. In addition to those rights, the by-laws and the majority of the voting shareholders may establish additional rights and, likewise, remove them. Currently, our by-laws do not establish any rights in addition to those already set forth by the Brazilian corporation law. The Level 2 of Differentiated Corporate Governance Practices, which we will comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

      Controlling shareholders may nominate and elect a majority of the members of the board of directors of Brazilian companies. In a Brazilian company, management is not entitled to nominate directors for election by the shareholders. Non-controlling shareholders and holders of non-voting shares are entitled to elect representatives to the board, as described above. Holders of a threshold percentage of the voting shares may also request, up to 48 hours prior to any general shareholders’ meeting, that the election of directors be subject to cumulative voting. The threshold percentage required for cumulative voting for a corporation such as ours is currently 5% of the outstanding shares. Shareholders who vote to elect a representative of the non-controlling shareholders may not cast cumulative votes to elect other members of the board.

Conversion Right

      Our shareholders may, at any time, convert common shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to our board of executive officers and, once accepted by the board of executive officers, must be confirmed by our board of directors at the first meeting after the date of the request for conversion.

Special and General Meetings

      Unlike the laws governing corporations incorporated under the laws of the State of Delaware, the Brazilian corporation law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved in a general meeting, duly convened pursuant to the provisions of Brazilian corporation law.

Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

      General and special shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting. Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

Anti-Takeover Provisions

      Differently from companies incorporated under the laws of the State of Delaware, Brazilian companies generally do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are highly unusual and no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. The Brazilian corporation law and our by-laws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholder.

Arbitration

      In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we, our controlling shareholders, directors and officers have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Market Information”. Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian Corporate Law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BOVESPA Arbitration Rules. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BOVESPA Arbitration Rules.

Form and Transfer

      Because our preferred shares are in registered book-entry form, Banco Itaú S.A., as registrar, must effect any transfer of shares by an entry made in its books, in which it debits the share account of the transferor and credits the share account of the transferee. When our shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our registrar by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are executed in the same way by that investor’s local agent on the investor’s behalf except that, if the original investment were registered with the Central Bank pursuant to Resolution No. 2,689, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership. The BOVESPA operates a clearinghouse through CBLC. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

DIVIDENDS AND DIVIDEND POLICY

Amounts Available for Distribution

      At each annual general shareholders’ meeting, our board of directors is required to propose how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian corporation law, a company’s non-consolidated net income after federal income tax and social contribution on net income for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “income” for such fiscal year. In accordance with the Brazilian corporation law, an amount equal to the company’s “income,” as adjusted (the “distributable amount”), will be available for distribution to shareholders in any particular year. The distributable amount will be affected by the following:

•	reduced by amounts allocated to the legal reserve;

•	reduced by amounts allocated to the statutory reserve, if any;

•	reduced by amounts allocated to the contingency reserve, if any;

•	reduced by amounts allocated to the unrealized profits reserve established by the company in compliance with applicable law (as discussed below);

•	reduced by amounts allocated to the reserve for investment projects (as discussed below); and

•	increased by reversals of reserves recorded in prior years.

      Our by-laws do not provide for statutory or contingency reserves. Under the Brazilian corporation law and according to our by-laws, we are required to maintain a “legal reserve” to which we must allocate 5% of our “income” for each fiscal year until the amount of the reserve equals 20% of paid-in capital. We are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital. The legal reserve is subject to approval by the shareholders voting at the annual shareholders’ meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of our non-consolidated financial statements prepared in accordance with the Brazilian corporation law.

      Under the Brazilian corporation law, a portion of a corporation’s “income” may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by the shareholders in a general shareholders’ meeting. After completion of the relevant capital projects, the company may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. The Brazilian corporation law provides that, if a project to which the reserve for investment projects account is allocated has a term exceeding one year, the budget related to the project must be submitted to the shareholders’ meeting each fiscal year until the relevant investment is completed.

      Under the Brazilian corporation law, the amount by which the mandatory distribution exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized profits reserve and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which “income” exceeds the sum of (a) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (b) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

      Under Brazilian tax legislation, a portion of the income taxes payable may also be transferred to a general “fiscal incentive reserve” in amounts equivalent to the reduction in the company’s income tax liability which results from the option to deposit part of that liability in investment in approved projects in investment incentive regions established by government.

      Under the Brazilian corporation law, any company may create a “statutory” reserve, which reserve must be described in the company’s by-laws. Those by-laws which authorize the allocation of a percentage of a company’s net income to the statutory reserve must also indicate the purpose, the criteria for allocation and the maximum amount of the reserve. The Brazilian corporation law provides that all discretionary allocations of “income,” including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at the general shareholders’ meeting and may be transferred to capital or used for the payment of dividends in subsequent years. The fiscal incentive reserve and the legal reserve are also subject to approval by the shareholders voting at the general shareholders’ meeting and may be transferred to capital or used to absorb losses, but are not available for the payment of dividends in subsequent years.

      The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. Allocations to the contingency reserve are also subject to approval by the shareholders voting at the general shareholders meeting. The amounts available for distribution are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian GAAP.

      The balance for the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

      Pursuant to Law No. 10,303, net income unallocated to the accounts mentioned above must be distributed as dividends.

Mandatory Distribution

      The Brazilian corporation law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.

      The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 25% of our adjusted non-consolidated net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the distributable amount after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. The Brazilian corporation law, however, permits a publicly held company, such as us, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal committee. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Payment of Dividends

      We are required by the Brazilian corporation law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders. Under the Brazilian corporation law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after dividends were declared. See “Description of American Depositary Shares.”

      In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itaú S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

      Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporation law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Taxation— Brazilian Tax Considerations.”

      Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See “Description of Capital Stock— Regulation of Foreign Investment and Exchange Controls.”

      If the holder is not a duly qualified investor and does not obtain an electronic certificate of foreign capital registration, a special authorization from the Central Bank must be obtained in order to remit from Brazil any payments with respect to the preferred shares through the commercial rate exchange market. Without this special authorization, the holder may currently remit payments with respect to the preferred shares through the floating rate exchange market, although no assurance can be given that the floating rate exchange market will be accessible for these purposes in the future.

      In addition, a holder who is not a duly qualified investor and who has not obtained an electronic certificate of foreign capital registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to Central Bank Resolution No. 1,946, dated July 29, 1992, and Central Bank Circular No. 2,677, dated April 10, 1996. The subsequent conversion of such Brazilian currency into U.S. dollars may be made by international financial institutions under a mechanism currently available in the floating rate exchange market. However, we cannot assure you that this mechanism will exist or be available at the time payments with respect to the preferred shares are made.

      Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.

Interest Attributable to Shareholders’ Equity

      Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•	50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

      For Brazilian GAAP accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven (see “Taxation— Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders. For U.S. GAAP accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

      Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

      The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2001, 2002 and 2003 net income. All these amounts distributed or to be distributed were or will be in the form of interest attributed to shareholders’ equity.

		Payment				Aggregate
Year Ended	Payment	per 1,000		Payment		Amount		Pay-out
December 31,	Dates	Shares		per ADS		Distributed(1)		Ratio(2)

2001	—	R$	—	R$	—	R$	—	—
2002	—	R$	—	R$	—	R$	—	—
2003	*	R$	*	R$	*	R$	26.5	25.0%

(1)	In millions of reais.
(2)	Represents distribution divided by net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law.

Dividend Policy

      We intend to declare and pay dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian corporation law and our by-laws. Our board of directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our non-consolidated semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest attributed to shareholders’ equity.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

      The Bank of New York, as depositary, will execute and deliver the ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent two preferred shares (or a right to receive two preferred shares) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

      You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the preferred shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

      The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

      The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses described below. You will receive these distributions in proportion to the number of preferred shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new preferred shares.

•	Rights to purchase additional preferred shares. If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights to purchase preferred shares available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing preferred shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, preferred shares, rights or anything else to ADR holders. (See “Risk Factors—Risks Relating to the ADSs and Our Preferred Shares”). This means that you may not receive the distributions we make on our preferred shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

      The depositary will deliver ADSs if you or your broker deposits preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

      If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

      You may instruct the depositary to vote the shares underlying your ADRs. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify you of upcoming votes and ask for your instructions.

Fees and Expenses

Persons depositing preferred shares or ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
$.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during the year) (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)
• Depositary services
Registration or transfer fees	• Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes
Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Brazilian market

Payment of Taxes

      The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our preferred shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Reclassify, split up or consolidate any of the deposited securities
• Distribute securities on the preferred shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

      We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

      The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

      After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise you that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver preferred shares and other deposited securities upon cancellation of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

      The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

      In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

      Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of preferred shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

      The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Preferred Shares Underlying your ADRs

      You have the right to surrender your ADSs and withdraw the underlying preferred shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our preferred shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of preferred shares or other deposited securities.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

      The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying preferred shares. This is called a pre-release of the ADSs. The depositary may also deliver preferred shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADRs instead of preferred shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the preferred shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We intend to limit pre-release at our discretion.

TAXATION

      The following discussion addresses the material Brazilian and United States federal income tax consequences of acquiring, holding and disposing of our preferred shares or ADSs.

      This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and United States federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our preferred shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, The Bank of New York, as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

      Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our preferred shares or ADSs.

Material Brazilian Tax Considerations

      The following discussion is the opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and addresses the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). Pursuant to Brazilian law, investors may invest in the preferred shares under Resolution No. 2,689.

      Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

      Pursuant to Resolution No. 2,689, foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

      Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

      Taxation of Dividends. Dividends, including dividends in kind, paid by us to the depository in respect of the preferred shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred shares generally will not be subject to Brazilian income withholding tax. Dividends relating to profits generated prior to December 31, 1995 are subject to a Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year. As from January 1, 1996, stock dividends relating to profits are also not subject to withholding tax in Brazil.

      Taxation of Gains. Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. According to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

      For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of preferred shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of preferred shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investor that are located in tax haven jurisdiction. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.

      The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in a tax haven jurisdiction, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the amount previously registered and the average price of the preferred shares calculated as above will be considered to be a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are currently tax exempt from income tax in such transaction.

      The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a Non-Brazilian Holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

      As a general rule, Non-Brazilian Holders registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction are subject to income tax at a rate of 15% on gains realized on sales or exchanges of preferred shares outside a Brazilian stock exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred shares, the difference between the amount effectively received by the shareholder and the amount of the corresponding acquisition cost of the preferred shares redeemed or liquidated will be also subject to income tax at a rate of 15% once such transactions are treated as a sale or exchange not carried out on Brazilian stock exchange. Gains realized arising from transactions on a Brazilian stock exchange by an investor registered under Resolution No. 2,689 which is not located in a tax haven jurisdiction are exempt from Brazilian income tax. As of January 1, 2000, the preferential treatment under Resolution No. 2,689 is no longer applicable if the Non-Brazilian Holders of the preferred shares or ADSs are resident in a tax haven jurisdiction in accordance with Law No. 9,959 of January 27, 2000. As a consequence, gains realized on transactions performed by such holder on the Brazilian stock exchange are subject to income tax at a rate of 20%. In both transactions, in case of Non-Brazilian Holders who are located in a tax haven jurisdiction, the applicable rate is 25%.

      Therefore, non-Brazilian Holders are subject to income tax at a rate of 20% on gains realized on sales or exchanges in Brazil of preferred shares that occur on a Brazilian stock exchange, unless such sale is made by a Non-Brazilian Holder which is not resident in a tax haven jurisdiction, and (a) such a sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period, or (b) such a sale is made under Resolution No. 2,689 by Non-Brazilian Holders which register with the CVM. In these two cases the transaction will be tax exempt.

      The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred shares under Resolution No. 2,689 will continue or will not be changed in the future.

      Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to preferred shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

      Distributions of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

•	50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves.

      Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or Non-Brazilian Residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a tax haven jurisdiction, and shall be deductible by us as long as the payment of a distribution of interest is approved by our shareholders. The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

      The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Other Relevant Brazilian Taxes

      There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs.

      Pursuant to Decree 4,494 of December, 2000, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operações Financeiras — IOF/Câmbio), although at present the rate of such tax is generally zero percent. Under Law No. 8,894 of June 21, 1994, or Law No. 8,894, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

      Law No. 8,894 creates the Tax on Bonds and Securities Transactions (IOF/Títulos), which may be imposed on any transactions involving bonds and securities effected in Brazil, even if there transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

      Financial transfers are taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38%. The CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares on the Brazilian stock exchange are exempt from CPMF.

      Registered Capital. The amount of an investment in preferred shares held by a Non-Brazilian Holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the commercial market rate. The registered capital for preferred shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred shares, as applicable, on a Brazilian stock exchange on which the greatest number of such preferred shares, as applicable, was sold on the day of withdrawal. If no preferred shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares, as applicable, is determined on the basis of the average commercial market rate quoted by the Central Bank on such date or, if the average price of preferred shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred shares.

      A Non-Brazilian Holder of preferred shares may experience delays in effecting such action, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Material United States Federal Income Tax Consequences

      The following discussion, subject to the limitations therein, is the opinion of Shearman & Sterling LLP, with respect to the material United States federal income tax consequences of purchasing, holding and disposing of our preferred shares or ADSs. This discussion applies only to beneficial owners of ADSs or preferred shares that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

      This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	insurance companies;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	holders whose functional currency is not the United States dollar;

•	United States expatriates;

•	holders that hold our preferred shares or ADSs as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our preferred shares or ADSs.

      Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal income tax purposes. Please see the discussion under “—Taxation of U.S. Holders— Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding preferred shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our preferred shares or ADSs. In addition, this discussion does not address the state, local and foreign tax consequences of holding our preferred shares or ADSs.

      You should consult your own tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of purchasing, owning, and disposing of our preferred shares or ADSs in your particular circumstances.

      You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and you are for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person).

      If a partnership holds preferred shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our preferred shares or ADSs should consult its own tax advisor.

      For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the beneficial owner of the preferred shares represented by the ADS.

Distributions on preferred shares or ADSs

      Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of notional interest charges on shareholders’ equity, but excluding distributions in redemption of the preferred shares treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to preferred shares or ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the preferred shares or ADSs for more than one year. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

      A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or

ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s United States foreign tax credit limitation and generally will constitute “passive income” or, in the case of certain holders, “financial services income,” for United States foreign tax credit limitation purposes. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. The IRS has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by United States persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends could be affected by future action taken by the IRS.

      Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain United States corporation shareholders. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). We have applied to list the ADSs for trading on the New York Stock Exchange, and, if listed, the ADSs may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC or FIC for the current, or any past or future tax year.

      Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

      The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

      Because our preferred shares will not be treated as “preferred stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of our “non-preferred stock” or preemptive rights relating to such “non-preferred stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to United States federal income tax.

Sale or exchange of shares or ADSs

      Deposits and withdrawals of preferred shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

      A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of preferred shares or ADSs measured by the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any gain or loss will be long-term capital gain or loss if the preferred shares or ADSs have been held for more than one year. Long-term capital gains of certain U.S. holders (including individuals) are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

      If a Brazilian tax is withheld on the sale or other disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a disposition of a preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see “—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax.

Passive foreign investment company rules

      In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for United States federal income tax purposes. However, the determination of whether the preferred shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change.

      If, contrary to the discussion above, we are treated as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of preferred shares or ADSs, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to United States federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of United States federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

      A U.S. Holder who owns preferred shares or ADSs during any taxable year we are a PFIC must file IRS Form 8621. In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the rules, constitute “marketable stock” as defined in Treasury Regulations. A U.S. Holder electing the mark-to-

market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included market-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A market-to-market election is generally irrevocable.

      If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above. See “Certain United States Federal Income Tax Consequences—Distributions on preferred shares or ADSs.”

Backup withholding and information reporting

      In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares or ADSs, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

      You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS. The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the international underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Raymond James & Associates, Inc.
UBS Securities LLC
Total

      We and the selling shareholders have also entered into a Brazilian underwriting agreement with Banco Morgan Stanley Dean Witter S.A., Unibanco—União de Bancos Brasileiros S.A. and Banco Santander Brasil S.A., providing for the concurrent offer and sale of                     preferred shares in a public offering in Brazil.

      The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement providing for the coordination of their activities. Under the intersyndicate agreement, the international underwriters and the Brazilian underwriters are permitted to purchase and sell preferred shares among each other and may also engage in stabilization activities. Under the terms of the intersyndicate agreement:

•	the international underwriters, and any bank, broker or dealer to whom they sell ADSs, will not offer to sell or resell ADSs to any person whom they believe to be a Brazilian person or to any person whom they believe intends to resell ADSs to a Brazilian person; and

•	the Brazilian underwriters, and any bank, broker or dealer to whom they sell preferred shares, will offer to sell or resell preferred shares only to persons whom they believe to be Brazilian persons and to persons whom they believe intend to resell preferred shares only to Brazilian persons.

      The closing of this offering and the Brazilian offering are conditioned upon one another.

      The international underwriters are offering our ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several international underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The international underwriters are obligated to take and pay for all of our ADSs offered by this prospectus if any of such ADSs are taken. However, the international underwriters are not required to take or pay for the ADSs covered by the international underwriters’ over-allotment option described below.

      The per ADS price of ADSs sold by the international underwriters shall be the public offering price listed on the cover page of this prospectus, in United States dollars, less an amount not greater than the per ADS amount of the concession to dealers described below.

      The international underwriters initially propose to offer part of our ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$          an ADS, less than the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of US$          an ADS to other international underwriters or to certain dealers. After the initial offering of our ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

      We and Comporte Participações S.A. have granted to the international underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 4,957,500 additional preferred shares, in the form of ADSs, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The international underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of our ADSs offered by this prospectus, of which no more than 15% of the ADSs sold by the international underwriters that are NASD members will be used to cover over-allotments sold by those members. To the extent the option is exercised, each international underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the international underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all international underwriters in the preceding table. If the international underwriters’ option is exercised in full, the total price to the public would be US$304,060,000, the total international underwriters’ discounts and commissions would be US$12,922,550 and total proceeds to us and the selling shareholders would be US$291,137,450. The underwriting discounts and commissions are subject to a 15% Brazilian withholding tax that will be borne by us and each of the selling shareholders, respectively.

      The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders assuming no exercise and full exercise of the over-allotment option.

		No Exercise (On	Full Exercise (On
	Per ADS	an Aggregate Basis)	an Aggregate Basis)

Gross proceeds	$16.00	$264,400,000	$304,060,000
Underwriting discount	$.68	$11,237,000	$12,922,550
Proceeds, before expenses, to us	$15.32	$143,625,000	$155,924,853
Proceeds, before expenses, to selling shareholders	$15.32	$109,538,000	$135,212,597

      The international underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of our ADSs offered by them.

      We have applied to list the ADSs for trading on the NYSE under the symbol “GOL.” We have applied to list the preferred shares for trading on the BOVESPA under the symbol “GOLL4.”

      To meet NYSE distribution standards for the international offering, the international underwriters have undertaken to distribute the ADSs in a manner so as to:

•	create a minimum of 2,000 round lots of ADSs, and

•	offer a minimum public float of 1.1 million ADSs in the United States with an offering value in excess of US$60 million.

      We, BSSF Air Holdings LLC, our directors and executive officers (other than those directors and executive officers who are also shareholders of Aeropar Participações S.A. and Comporte Participações S.A.) and certain of our other shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the international underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ADSs or preferred shares or any securities convertible into or exercisable or exchangeable for our ADSs or preferred shares;

•	file any registration Statement with the SEC or the CVM relating to the offering of any of our ADSs or preferred shares or any securities convertible into or exercisable or exchangeable for our ADSs or preferred shares; or

•	enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our ADSs or preferred shares whether any transaction described above is to be settled by delivery of our ADSs or preferred shares or such other securities, in cash or otherwise.

      Two of our shareholders, Aeropar Participações S.A. and Comporte Participações S.A. (which is a selling shareholder in this offering), including their respective shareholders, have agreed to the restrictions described above, except that the applicable term of the restricted period in their case is 365 days instead of 180 days.

      Notwithstanding the preceding two paragraphs, if (a) during the last 17 days of the 180-day or 365-day restricted period, as the case may be, we issue an earnings release, or (b) prior to the expiration of the 180-day or 365-day restricted period, as the case may be, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day or 365-day period, as the case may be, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release.

      The restrictions described in the previous three paragraphs do not apply to:

•	the sale of our ADSs or preferred shares to the international underwriters or the Brazilian underwriters;

•	the issuance by us of our ADSs or preferred shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the international underwriters have been advised in writing; or

•	transactions by any person other than us and the selling shareholders relating to our ADSs or preferred shares or other securities acquired in open market transactions after the completion of the offering of the ADSs and the preferred shares.

      In order to facilitate the offering of our ADSs, Morgan Stanley & Co. Incorporated may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs. Specifically, the international underwriters may over-allot in connection with the offering, creating a short position in our ADSs for their own account. In addition, to cover over-allotments or to stabilize the price of our ADSs, the international underwriters may bid for, and purchase, our ADSs in the open market. Finally, the international underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing our ADSs in the offering, if the syndicate repurchases our previously distributed ADSs in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      From time to time, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banco Morgan Stanley Dean Witter S.A, Unibanco—União de Bancos Brasileiros S.A. and Banco Santander Brasil S.A. have provided, and continue to provide, investment banking services to us.

      We, the selling shareholders and the international underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

      At our request, the international underwriters have reserved for sale, at the initial offering price, up to                ADSs offered hereby for directors, officers, employees, business associates, customers and other persons related to us. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the international underwriters to the general public on the same basis as the other ADSs offered hereby.

Pricing of the Offering

      Prior to this offering, there has been no public market for our ADSs or preferred shares. The initial public offering prices of our ADSs and preferred shares will be determined by negotiations among us, the selling shareholders, the Brazilian underwriters and the representatives upon the conclusion of the book-building of the offering. Among the factors to be considered in determining the initial public offering prices will be our industry in general, our revenues, earnings and certain of our other financial operating information in recent periods, and the price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

EXPENSES OF THE GLOBAL OFFERING

      We estimate that our expenses in connection with the global offering, other than underwriting discounts and commissions, will be as follows:

			Percentage of
	Amount		Net Proceeds of
Expenses	(in US$)		This Offering(%)

Securities and Exchange Commission registration fee		38,644	0.03%
NYSE listing fees		150,000	0.11%
National Association of Securities Dealers filing fee		30,500	0.02%
Brazilian fees, including CVM and BOVESPA fees		60,000	0.04%
Printing and engraving expenses		70,000	0.05%
Legal fees and expenses		500,000	0.35%
Accountant fees and expenses		300,000	0.21%
Miscellaneous costs		28,000	0.02%

Total	US$	1,177,144	0.83%

      All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE listing fee, the NASD filing fee and the Brazilian CVM and BOVESPA fees.

      The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the global offering.

      The total underwriting discounts and commissions that we are required to pay will be US$6.4 million or 4.25% of the gross proceeds of the global offering.

VALIDITY OF SECURITIES

      The validity of the ADSs will be passed upon for us by Shearman & Sterling LLP, New York, New York and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. The validity of the preferred shares and other matters governed by Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil. Certain matters of Brazilian law will be passed upon for the underwriters by Machado, Meyer, Sendacz e Opice Advogados, São Paulo, Brazil.

EXPERTS

      Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young Auditores Independentes S.S.’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

      Upon completion of this offering, we will become subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we will be required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

      As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We plan to file quarterly financial statements with the Commission within two months of the end of the first three quarters of our fiscal year, and we will file annual reports on Form 20-F within the time period required by the Commission, which is currently six months from December 31, the end of our fiscal year.

      We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

      We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

      We and Comporte Participações S.A. are incorporated under the laws of Brazil. BSSF Air Holdings LLC was formed under the laws of the state of Delaware. Substantially all of our assets and those of the selling shareholders are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Brazil, and the majority of the selling shareholders’ officers and directors reside in Brazil or elsewhere outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

      We have been advised by our Brazilian counsel, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, any selling shareholder or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Supreme Court. That confirmation will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted,

•	is issued by a competent court after proper service of process is made in accordance with Brazilian law,

•	is not subject to appeal,

•	is for the payment of a sum certain,

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese, and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

      We cannot assure you that the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the ADSs and the preferred shares represented thereby.

      We have been further advised by our Brazilian counsel that:

•	original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us, our directors, our executive officers, the selling shareholders and the advisors named in this prospectus; and

•	the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or any of the selling shareholders, respectively, is limited by provisions of Brazilian law.

      A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been duly confirmed by the Brazilian Federal Supreme Court.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of

Gol Linhas Aéreas Inteligentes S.A.

      We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A (formerly known as Gol Transportes Aéreos S.A.) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A (formerly known as Gol Transportes Aéreos S.A.) at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG AUDITORES INDEPENDENTES S.S.

/s/ Adilson Birolli Gonzalez
Adilson Birolli Gonzalez
Partner

São Paulo, Brazil

March 5, 2004, except for Notes 1 and 8, as
to which the date is May 25, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS

	Thousands of
	Brazilian reais						Translation	Translation
					Thousands of		into thousands	into thousands
					Brazilian reais		of US$	of US$
	December 31,
					March 31,		December 31,	March 31,
	2002		2003		2004		2003	2004

					(Unaudited)			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	R$	9,452	R$	146,291	R$	191,642	$50,296	$65,888
Receivables, less allowance (2002—R$1,305; 2003—R$3,760 (US$1,293); March 2004—R$3,674 (US$1,263)		105,245		240,576		216,887	82,712	74,567
Inventories		16,845		13,570		12,749	4,665	4,383
Recoverable taxes and current deferred tax		13,377		20,118		23,885	6,917	8,212
Prepaid expenses		12,548		12,043		26,545	4,140	9,127
Other current assets		598		3,812		3,290	1,311	1,131

Total current assets		158,065		436,410		474,998	150,041	163,308
Property and equipment
Flight equipment		35,966		75,514		81,410	25,962	27,990
Other property and equipment		11,275		14,463		15,257	4,973	5,245

		47,241		89,977		96,667	30,935	33,235
Less accumulated depreciation		(8,951)		(22,795)		(27,125)	(7,837)	(9,326)

Property and equipment, net		38,290		67,182		69,542	23,098	23,909
Other assets
Deposits for aircraft leasing contracts		22,094		18,621		18,588	6,402	6,391
Deposits for aircraft and engine maintenance		99,886		162,295		188,095	55,798	64,669
Other		7		511		1,260	176	433

Total other assets		121,987		181,427		207,943	62,376	71,493

Total assets	R$	318,342	R$	685,019	R$	752,483	$235,515	$258,710

See accompanying notes to consolidated financial statements.

	Thousands of
	Brazilian reais						Translation	Translation
					Thousands of		into thousands	into thousands
					Brazilian reais		of US$	of US$
	December 31,
					March 31,		December 31,	March 31,
	2002		2003		2004		2003	2004

					(Unaudited)			(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	R$	25,118	R$	48,605	R$	50,224	$16,711	$17,267
Air traffic liability		70,564		123,393		70,018	42,424	24,073
Payroll and related charges		11,232		34,959		37,738	12,019	12,975
Operating leases payable		31,446		10,099		9,821	3,472	3,377
Obligations with related parties		19,497		270		—	93	—
Short-term borrowings		22,800		38,906		58,512	13,376	20,117
Sales tax and landing fees		—		21,200		25,195	7,288	8,662
Other current liabilities		16,113		30,895		16,885	10,622	5,805

Total current liabilities		196,770		308,327		268,393	106,005	92,276
Other liabilities
Long-term vendor payable		23,489		6,147		5,759	2,113	1,980
Deferred income taxes, net		26,036		47,236		31,849	16,240	10,950
Obligations with related parties		212		—		—	—	—
Other liabilities		252		8,570		11,899	2,947	4,091

		49,989		61,953		49,507	21,300	17,021
COMMITMENTS AND CONTINGENCES
Shareholders’ equity
Preferred shares, Class A and Class B, no par value, 52,592,985 shares authorized, issued and outstanding in 2003; 79,670,480 undesignated preferred shares, no par value, authorized, 59,344,746 shares, issued and outstanding at March 31, 2004		—		94,200		94,200	32,387	32,387
Common shares, no par value, 116,200,000 shares authorized, issued and outstanding in 2002 and 2003, and 109,448,497 common shares, no par value, authorized, issued and outstanding at March 31, 2004		41,500		41,500		41,500	14,268	14,268
Additional Paid in Capital		—		—		29,188	—	10,035
Appropriated retained earnings		—		5,579		5,579	1,918	1,918
Unappropriated retained earnings		30,083		173,460		264,116	59,637	90,805

Total shareholders’ equity		71,583		314,739		434,583	108,210	149,413

Total liabilities and shareholders’ equity	R$	318,342	R$	685,019	R$	752,483	$235,515	$258,710

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

							Translation					Translation
							into thousands	Thousands of				into thousands
	Thousands of Brazilian reais						of US$	Brazilian reais				of US$

	Years Ended December 31,							Three months ended March 31,

	2001		2002		2003		2003	2003		2004		2004

												(Unaudited)
								(Unaudited)
Net operating revenues
Passenger	R$	223,384	R$	643,549	R$	1,339,191	$460,425	R$	249,325	R$	414,869	$142,635
Cargo and Other		7,089		34,330		61,399	21,109		11,314		18,223	6,265

Total net operating revenues		230,473		677,879		1,400,590	481,534		260,639		433,092	148,900
Operating expenses
Salaries, wages and benefits		33,263		77,855		137,638	47,321		26,989		38,445	13,218
Aircraft fuel		45,769		160,537		308,244	105,977		84,248		93,545	32,162
Aircraft rent		58,816		130,755		188,841	64,925		50,799		47,330	16,272
Aircraft insurance		7,556		23,186		25,850	8,887		6,016		5,923	2,036
Sales and marketing		35,299		96,626		191,280	65,764		39,009		54,091	18,597
Landing fees		14,602		32,758		47,924	16,477		11,191		13,640	4,690
Aircraft and traffic servicing		18,563		47,381		58,710	20,185		10,614		13,485	4,636
Maintenance materials and repairs		4,773		16,160		42,039	14,453		12,308		16,287	5,600
Depreciation		2,383		7,885		13,844	4,760		2,230		4,526	1,556
Other operating expenses		7,741		22,654		44,494	15,297		8,421		10,205	3,508

Total operating expenses		228,765		615,797		1,058,864	364,046		251,825		297,477	102,275
Operating income		1,708		62,082		341,726	117,488		8,814		135,615	46,625
Other expense
Interest expense		(3,350)		(16,530)		(20,910)	(7,189)		(7,252)		(1,432)	(492)
Financial income (expense), net		(1,997)		7,447		(56,681)	(19,487)		(7,513)		3,214	1,105

Income (loss) before income taxes		(3,639)		52,999		264,135	90,812		(5,951)		137,397	47,238
Income taxes current		—		(1,396)		(60,747)	(20,886)		—		(36,192)	(12,443)
Income taxes deferred		—		(16,246)		(27,929)	(9,602)		(1,934)		(10,549)	(3,627)

Net income (loss)	R$	(3,639)	R$	35,357	R$	175,459	60,324	R$	(7,885)	R$	90,656	$31,168

Earnings (loss) per share, basic and diluted:	R$	(0.06)	R$	0.36	R$	1.07	$0.37	R$	(0.05)	R$	0.54	$0.18
Weighted average shares used in computing basic and diluted earnings per share		56,000,466		98,267,867		164,410,236	164,410,236		151,261,990		168,793,243	168,793,243

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

							Translation					Translation
							into thousands	Thousands of				into thousands
	Thousands of Brazilian reais						of US$	Brazilian reais				of US$

	Years Ended December 31,							Three Months Ended March 31,

	2001		2002		2003		2003	2003		2004		2004

												(Unaudited)
								(Unaudited)
Cash flows from operating activities
Net income (loss)	R$	(3,639)	R$	35,357	R$	175,459	$60,324	R$	(7,885)	R$	90,656	$31,168
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation		2,383		7,885		13,844	4,760		2,230		4,526	1,556
Provision for doubtful accounts receivable		—		1,305		2,455	844		(466)		(86)	(30)
Deferred income taxes		—		16,246		27,929	9,602		1,934		10,549	3,627
Changes in operating assets and liabilities
Receivables		(51,685)		(54,866)		(137,785)	(47,372)		(8,879)		23,775	8,175
Inventories		(10,173)		(6,672)		3,275	1,126		8,445		821	282
Prepaid expenses, other assets and recoverable taxes		(6,670)		(9,551)		(16,684)	(5,736)		(27,497)		(15,245)	(5,241)
Accounts payable and long-term vendor payable		31,128		17,257		6,145	2,113		452		1,231	423
Deposits for aircraft and engine maintenance		(17,115)		(82,771)		(62,409)	(21,457)		3,532		(25,800)	(8,870)
Operating leases payable		—		31,446		(21,347)	(7,339)		(4,051)		(278)	(96)
Air traffic liability		26,337		44,227		52,829	18,163		(17,438)		(53,375)	(18,351)
Payroll and related charges		4,312		6,496		23,727	8,158		2,562		2,779	955
Other liabilities		5,909		10,664		17,797	6,118		23,479		(6,685)	(2,298)

Net cash provided by (used in) operating activities		(19,213)		17,023		85,235	29,304		(23,582)		32,868	11,300
Cash flows from investing activities
Deposits for aircraft leasing contracts		(3,973)		(12,079)		3,473	1,194		(20,525)		33	11
Acquisition of property and equipment		(25,693)		(22,400)		(42,736)	(14,693)		(21,453)		(6,886)	(2,367)

Net cash used in investing activities		(29,666)		(34,479)		(39,263)	(13,499)		(41,978)		(6,853)	(2,356)
Cash flows from financing activities
Short term borrowings, net		37,045		(14,245)		16,106	5,537		(10,486)		19,606	6,741
Issuance of common shares		16,194		16,500		—	—		94,200		—	—
Issuance of preferred shares		—		—		94,200	32,387
Obligations with related parties		—		19,497		(19,439)	(6,683)		(5,187)		(270)	(93)

Net cash provided by financing activities		53,239		21,752		90,867	31,241		78,527		19,336	6,648
Net increase in cash and cash equivalents		4,360		4,296		136,839	47,046		12,967		45,351	15,592
Cash and cash equivalents at beginning of the period		796		5,156		9,452	3,250		9,452		146,291	50,296

Cash and cash equivalents at end of the period	R$	5,156	R$	9,452	R$	146,291	$50,296	R$	22,419	R$	191,642	$65,888

Supplemental disclosure of cash flow information
Interest paid	R$	1,538	R$	19,267	R$	20,910	$7,189	R$	7,252	R$	1,432	$4,165
Income taxes paid		—	R$	4,568	R$	73,454	$25,254		—	R$	13,399	—
Disclosure of non cash transactions
Tax benefit contributed by shareholders (unaudited)										R$	29,188	$10,035

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(R$ amounts in Thousands)

	Common Shares			Preferred Shares			Additional		Retained earnings (deficit)
							Paid in
	Shares	Amount		Shares	Amount		capital		Appropriated		Unappropriated		Total

Balance at December 31, 2000	24,665,719	R$	8,806	—		—		—		—	R$	(1,635)	R$	7,171
Net loss and comprehensive loss for the year												(3,639)		(3,639)
Issuance of common shares	45,344,281		16,194	—								—		16,194

Balance at December 31, 2001	70,000,000		25,000	—		—		—		—		(5,274)		19,726
Net income and comprehensive income for the year												35,357		35,357
Issuance of common shares	46,200,000		16,500	—						—		—		16,500

Balance at December 31, 2002	116,200,000		41,500	—		—		—		—		30,083		71,583
Net income and comprehensive income for the year										—		175,459		175,459
Transfer to appropriated retained earnings										5,579		(5,579)		—
Issuance of preferred shares	—		—	52,592,985		94,200		—		—		—		94,200
Dividends accrued										—		(26,503)		(26,503)

Balance at December 31, 2003	116,200,000	R$	41,500	52,592,985		94,200			R$	5,579	R$	173,460	R$	314,739
Formation of holding company	224		—	56		—								—
Exchange of common shares to preferred shares, net	(6,751,719)		—	6,751,719				—						—
Exchange of preferred shares class A to common shares, net	6		—	(6)		—								—
Shares not exchanged in the reorganization	(14)			(8)										—
Tax benefit contributed by shareholders (unaudited)								29,188						29,188
Net income and comprehensive income for the period (unaudited)												90,656		90,656

Balance at March 31, 2004 (unaudited)	109,448,497	R$	41,500	59,344,746	R$	94,200	R$	29,188	R$	5,579	R$	264,116	R$	434,583

Balance at March 31, 2004 translated into thousands of US $(unaudited)			$14,268			$32,387		$10,035		$1,918		$90,805		$149,413

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

1.	Business Overview

      On March 29, 2004, GOL Linhas Aéreas Inteligentes S.A. (the Company) became the parent company of GOL Transportes Aéreos S.A. (GOL) pursuant to a reorganization plan approved by the shareholders of GOL. The Company was incorporated by issuing 224 common shares to Aeropar Participações S.A. and 56 preferred shares to Comporte Participações S.A. for an aggregate amount of one hundred reais. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL that are held by members of GOL’s board of directors) were contributed to the Company in exchange for the applicable number of common or preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 preferred shares class A of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company. The reorganization did not impact the operations or financial condition of GOL in any respect as of December 31, 2003 and as such, does not result in new basis of accounting.

      On May 25, 2004, the shareholders approved a 2.80-for-one stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243. As of May 25, 2004, the Company had 59,344,746 preferred and 109,448,497 common shares. All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. Also, on the same date the shareholders approved amendments to the Company’s bylaws whereby holders of common shares may convert their shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to the board of executive officers and, once accepted by the board of executive officers, must be confirmed by the board of directors at the first meeting after the date of the request of conversion.

      The Company’s principal subsidiary, GOL, was incorporated on August 1, 2000 and its main purpose is to provide regular domestic air transportation services for passengers, cargo and mail in Brazil, under the concession regime as authorized by the Civil Air Transportation Office— DAC of the Ministry of Aviation through Ordinance No. 1109/ DGAC of August 18, 2000.

      GOL commenced operations on January 15, 2001 and as of March 31, 2004 operated 22 Boeing 737-700/ 737-800 Next Generation aircraft, serving 28 cities.

      The following table sets forth the ownership and voting percentage of the Company’s common shares (preferred shares of the Company are non-voting) as of March 29, 2004, the date of the reorganization described above:

	March 29, 2004

	Ownership	Voting

Aeropar Participações S.A.(1)	83%	100%
Comporte Participações S.A.(2)	4%	—
BSSF Air Holdings Ltd.(2)	13%	—

	100%	100%

(1)	Common and preferred shareholder
(2)	Preferred shareholder only

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

     Auréa Administrações e Participações and Comporte Participações S.A. are entities controlled by members of the board of directors of the Company. Aeropar Participações S.A. is a subsidiary of Áurea Administrações e Participações S.A.

      BSSF Air Holdings Ltd. is a Cayman Islands limited company, which is a wholly owned indirect subsidiary of AIG Brazil Special Situations Fund.

2.	Summary of significant accounting policies

      These financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), using Brazilian Reais as functional and reporting currency. The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

      Unaudited Interim Financial Information The financial information at March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for such periods. Results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

      Use of Estimates The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from these estimates.

      Cash and cash equivalents Cash and cash equivalents consist of cash and short-term, highly liquid investments, which are readily convertible into cash and have a maturity of three months or less when purchased.

      Inventories Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and charged to expense when used. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft. These allowances are based on management estimates, which are subject to change.

      Property and equipment Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Flight equipment is comprised of maintenance, engineering, communication and meteorological equipment. The estimated useful lives for our property and equipment are as follows:

Estimated Useful Life

Flight equipment	5 years
Leaseholds improvements	Lease term
Computer hardware and software	5 years

      Measurement of Asset Impairments In accordance with Statement of Financial Accounting Standards No 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

      Maintenance and repair costs Maintenance and repair costs, including the overhaul of aircraft components, are charged to operating expenses as incurred.

      Net Revenues Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are included in the accompanying balance sheets as air traffic liability. Revenue from the shipment of cargo is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state –value-added and other state and federal taxes that are collected from our customers and transferred to the appropriate government entities. Taxes collected from our customers are recorded in the other current liabilities prior to the submission to the appropriate government entity.

      Advertising Advertising costs, which are included in sales and marketing, are expensed as incurred. Advertising expense in 2001, 2002 and 2003 was R$12,463, R$16,684 and R$25,396, respectively and R$6,967 for the three months ended March 31, 2004.

      Income Taxes Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged by the Company to be more likely than not.

      Derivative contracts To help mitigate the Company’s overall foreign currency and fuel volatility risks, the Company primarily uses foreign exchange and fuel contracts. The contracts are recorded at current market value in the balance sheet with any gains or losses recorded in financial expense.

      Foreign currency transactions Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange differences are recognized in the statements of operations as they occur and are recorded in financial expense.

      US$ dollar amounts The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$2.9086 = US$1.00, the official exchange rate issued by the Brazilian Central Bank as of March 31, 2004. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.	Recent accounting pronouncements

      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. The provisions of FIN 46 are effective for the year ending December 31, 2004. The adoption of FIN 46 as of January 1, 2004 did not have a significant impact on the Company’s financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

4.	Receivables

      Receivables are summarized as follows:

					Translation			Translation
					into thousands			into thousands
					of US$			of US$
	December 31,
					December 31,	March 31,		March 31,
	2002		2003		2003	2004		2004

						(Unaudited)		(Unaudited)
Credit cards (net of commissions)	R$	82,745	R$	215,343	$74,037	R$	179,658	$61,768
Account holders—cargo and tickets		4,915		2,831	973		3,294	1,133
Travel agencies		15,890		25,195	8,662		36,810	12,655
Other		3,000		967	333		799	274

		106,550		244,336	84,005		220,561	75,830
Allowance for doubtful accounts		(1,305)		(3,760)	(1,293)		(3,674)	(1,263)

	R$	105,245	R$	240,576	$82,712	R$	216,887	$74,567

      The increase to the allowance for doubtful accounts was R$1,305 and R$2,455 in 2002 and 2003, respectively. There was no allowance for doubtful accounts as of December 31, 2001. There were no charge-offs during 2003, 2002 or 2001. The increase to the allowance for doubtful accounts was R$33 and the charge offs were R$119 during the three months ended March 31, 2004.

5.	Deposits

      Deposits for aircraft leasing contracts All the Company’s aircraft are leased under operating leasing contracts. As required by the leasing contracts, the Company was obligated to make certain U.S. dollar deposits as a guarantee to the leasing companies. These deposits are non-interest bearing and refundable at the end of the respective lease agreements.

      Deposits for aircraft and engine maintenance U.S. dollar deposits for aircraft and engine maintenance as stipulated in the respective lease agreements are made to specific accounts in the name of the lessor responsible for the maintenance services. Certain required aircraft and engine maintenance, as stipulated in the respective lease agreement, are funded from these deposits. The Company is required to pay the lessor for maintenance expenditures that exceed deposited amounts. The Company can apply deposits amounts that exceed maintenance expenditures to the final lease payment. These deposits are non-interest bearing.

6.	Short-term borrowings

      At December 31, 2003, the Company had two revolving lines of credit. One of the revolving lines of credit is secured by the Company’s credit card receivables and allows for borrowings of up to R$102 million. As of December 31, 2003, R$35 million was outstanding under this facility. Another revolving credit facility is secured by the Company’s travel agency receivables and allows for borrowing of up to R$7 million. As of December 31, 2003, R$4 million was outstanding under this facility.

      The weighted average annual interest rate for these Reais based short-term borrowings at December 31, 2003 and 2002 was 20% and 29%, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

      At March 31, 2004, the Company had four revolving lines of credit. Two of the revolving lines of credit are secured by our credit card receivables and allows for borrowings of up to R$123 million. As of March 31, 2004 R$49.5 million was outstanding under these facilities. Another revolving credit facility is secured by our travel agency receivables and allows for borrowing of up to R$7 million. As of March 31, 2004, R$4 million was outstanding under this facility. The other line of credit is secured by promissory notes and allows borrowings of up to R$20 million and as of March 31, 2004, R$5 was outstanding under this facility.

7.	Long-term vendor payable

      During 2002 and 2001, US dollar operating lease payments that were otherwise due were extended with the lessor to allow for the repayment of such amounts over a four-year period. The payable is non-interest bearing and provides for payments of R$1,861 in 2005, R$1,861 in 2006, R$1,782 in 2007 and R$643 in 2008.

      At December 31, 2002, long-term vendor payable also included R$13,695 related to fuel charges that are payable in April 2004. Although the payable is non-interest bearing, it is adjusted for inflation.

8.	Shareholders’ equity

      The Company’ principal subsidiary GOL was organized in 2000 as a limited liability company and as of December 31, 2001 had 70,000,000 quotas with nominal value of R$1.00 each. During 2002, GOL increased its capital in the amount of R$5,000 and R$3,412 with issuance of 14,000,000 and 9,553,600 quotas on March 11, 2002 and April 29, 2002, respectively. On May 2, 2002 a General Meeting was held to change the corporate form of GOL from a limited liability company to a corporation, and the 93,553,600 quotas were exchanged into the same amount of common shares, with no par value.

      In the Extraordinary General Meeting of GOL on August 8, 2002, capital was increased by R$8,088, with issuance of 22,646,400 common shares, with no par value.

      On January 23, 2003, a subscription and option agreement was entered into under which class A and class B preferred shares of GOL were sold to entities controlled by the AIG Brazil Special Situations Fund. The terms of the subscription and option agreement provided for the optional repurchase of the preferred shares by GOL’s controlling shareholder, Áurea Administração e Participações S.A. (Áurea), at a later date. The share subscription was completed through a transaction executed on February 20 and 21, 2003. As a result, on February 20, 2003, capital was increased by R$242, with the issuance of 7,557,906 preferred voting shares, class A, with no par value, convertible into common shares. Also on the same date, capital was increased by R$755 with the issuance of 23,542,985 non-voting preferred shares, class B, with no par value. On February 21, 2003, capital was increased by R$93,203, with the issuance of another series of 21,492,094 preferred voting shares, Class A, with no par value, convertible into common shares. The preferred shares purchased on February 20 and 21, 2003 were acquired at different prices but were part of a single agreed upon transaction. The February 20 preferred shares were purchased for a lower price than the February 21 preferred shares to reflect the call option held by Áurea. According to the terms of the subscription and option agreement, the amount of shares subject to Áurea’s call option was based on financial indicators of GOL, as determined as of December 31, 2003. In February 2004, Aeropar Participações S.A. (Aeropar), as successor to Áurea under the subscription and option agreement, exercised the call option for the agreed upon aggregate price of R$1.00. As anticipated, this resulted in the repurchase by Aeropar of all of the February 20 preferred shares and 392,980 of the February 21 preferred shares. As the call option agreement was entered into between GOL’s shareholders, it had no impact on GOL’s financial condition or shares outstanding.

      The series of class A preferred shares originally issued by GOL was convertible at the shareholders option at any time into common shares on a one-for-one basis.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

      Each common share and class A preferred share entitles its holder to vote at the Company’s shareholders meetings. According to the Company by-laws, our class B preferred shares are non-voting except under limited circumstances provided for under Brazilian corporation law, such as the transformation of the company into another corporate type, any merger, consolidation or spin-off of the company, the approval of any transactions between the company and its controlling shareholder or parties related to the controlling shareholder and any changes to the voting rights.

      Upon liquidation, holders of preferred shares are entitled to receive, prior to any distribution to the holders of the Company’s common shares, a total amount of R$94,200, adjusted by the IGP-M Brazilian inflation rate, published by Fundação Getúlio Vargas. After such distribution, holders of our common shares are entitled to receive a total amount of R$94,200, also adjusted by the IGP-M. Any further distribution to be made to holders of our common and preferred shares will be made proportionately to their stakes in our capital stock. Holders of the Company’s preferred shares are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the Company’s common shares. Changes to the IGP-M Brazilian inflation rate will increase the applicable liquidation preference, but will have no impact on the reported statements of operations or financial condition.

      The authorized, issued and outstanding preferred shares at December 31, 2003 were as follows:

	Shares			Translation
	authorized, issued	Liquidation		into thousand
	and outstanding	preference		of US dollars

Class A	29,050,000	R	$52,032	$17,889
Class B	23,542,985		42,168	14,498

	52,592,985	R	$94,200	$32,387

Reorganization of March 29, 2004

      On March 29, 2004, GOL Linhas Aéreas Inteligentes S.A. became the parent company of GOL pursuant to a reorganization plan approved by the shareholders of GOL. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL that are held by members of GOL’s board of directors) were contributed to the Company in exchange for common and preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 preferred shares class A of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company. The preferred shares outstanding have no class designation. The rights and voting privileges of the common shares of the Company remain the same as those previously described above for GOL. The preferred shares of the Company are not convertible into any other security and are non-voting, except under the same limited circumstances provided by Brazilian laws as discussed above. The aggregate liquidation preference, including the adjustment by IGP-M, and divided rights discussed above remain unchanged.

      As of March 31, 2004, the Company had 109,448,497 shares of common stock and 59,344,746 shares of preferred stock authorized, issued and outstanding. According to the Company by laws the capital can be increased up to R$1.0 million through the issuance of common or preferred shares.

Stock split of May 25, 2004

      On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243. All share and earnings per share information for all periods presented have been restated to give effect to the May 25, 2004 stock split. Also, on the same date the

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

shareholders approved amendments to the Company’s bylaws whereby holders of common shares may convert their shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to the board of executive officers and, once accepted by the board of executive officers, must be confirmed by the board of directors at the first meeting after the date of the request of conversion.

      On March 25, 2004 the board of directors authorized the issuance of up to 20,325,734 preferred shares.

Dividends

      The Company’s bylaws provide for a mandatory dividend to common and preferred shareholders in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law. The December 31, 2003 dividend was R$26,503. The dividends payable are included in other current liabilities and ratification for payment will be made at the annual shareholders meeting. Our preferred shares are not entitled to fixed dividends but are instead entitled to receive dividends per share in the same amount of the dividends per share paid to holders of our common shares.

      The mandatory dividend was calculated as set forth in the following table:

							Translation
							into thousands
	2001		2002		2003		of US$

Net (loss) profit for the year, reported in the statutory books	R$	(5,436)	R$	3,980	R$	113,045	$38,866
Accumulated losses reported in the statutory books		—		(5,436)		(1,456)	(501)
Appropriated retained earnings reported in the statutory books		—		—		(5,579)	(1,918)

Distributable income	R$	—	R$	—	R$	106,010	$36,447

Mandatory dividends (25%)	R$	—	R$	—	R$	26,503	$9,173

      The December 31, 2003 dividends were paid to the shareholders in March 2004 after receiving approval at the annual shareholders meeting.

     Appropriated retained earnings

      Under the Brazilian corporation law and according to our by-laws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined in accordance with Brazilian GAAP for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. At December 31, 2003, the allocation of retained earnings related to the legal reserve was R$5,579.

9.	Lease and other commitments

      The Company leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At December 31, 2003, the Company leased 22 aircraft under operating leases, with initial lease term expiration dates ranging from 2008 to 2011.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

      Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2003 in reais were as follows:

	Aircraft		Other		Total

2004	R$	183,519	R$	10,028	R$	193,547
2005		185,059		10,028		195,087
2006		185,908		10,028		195,936
2007		181,304		10,028		191,332
2008		107,579		9,419		116,998
After 2008		66,690		8,409		75,099

Total minimum lease payments	R$	910,059	R$	57,940	R$	967,999

      Total rent expense for all operating leases in 2001, 2002, and 2003 was R$58,852, R$130,837 and R$189,112, respectively and R$47,330 for the three months ended March 31, 2004.

      The Company has a non-cancelable agreement with one supplier for the use of the Open Skies system for booking flight reservations. This agreement expires in 2005, and can be extended at the Company’s option. The total future payment under this agreement is dependent upon the number of passengers transported and has a minimum annual payment of R$264.

      At December 31, 2003 and the three months ended March 31, 2004, the Company had R$18.8 million notional amount of letters of credit outstanding to guarantee certain of its US dollar lease payments. At December 31, 2003 and the three months ended March 31, 2004, approximately R$9 and R$11.1 million, respectively, of the Company’s accounts receivable was collateral for outstanding letters of credit.

10.	Contingencies

      The Company is challenging the levy of Brazil’s state value-added tax on merchandise, electricity, telecommunication and transport services (the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS) on the import of the Company’s leased aircraft and engines. The Company received an injunctive relief from Brazilian courts and has filed defenses in administrative proceedings that had the effect of suspending the application of ICMS on the imports of Company aircraft and engines under operating leases. Based on an analysis of the applicable laws and court precedents by Company external counsel, the Company believes that the ICMS does not apply to the import of aircraft and engines under operating lease transactions and is currently, not accruing or paying ICMS import taxes on the leased aircraft and engines and has not established a reserve for this matter.

      The Company is party to other legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial positions, results of operations and cash flows, it is our opinion, after consulting with outside counsel, that the ultimate disposition on such suits will not have a material adverse effect on our financial position, results of operation or cash flows.

11.	Transactions with related parties

      During 2002, Áurea Administração e Participações S.A. a principal shareholder of the Company, issued debentures to us for R$19,280. These debentures were guaranteed by the Company’s credit rights and interest was set at the average rate for one-day interbank deposits plus 1%. The December 31, 2003 outstanding

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

balance of R$270 was repaid in January 2004. Interest paid amounted to R$1,901 and R$2,069 in 2002 and 2003, respectively.

      The Company also had a loan payable to Breda Transportes e Turismo Ltda., a company controlled by Áurea Administração e Participações S.A., amounting to R$429 in 2002 that was fully paid during 2003.

      On April 1, 2003, the Company entered into a five-year lease agreement with Áurea Administração e Participações S.A. for the lease of our headquarters located at Rua Tamoios, 246. The lease agreement provides for monthly payments of R$25, adjusted for inflation by the IGP-M.

      The Company has entered into an exclusive bus transportation agreement with Expresso União Ltda., a company controlled by Áurea Administração e Participações S.A., for the transportation of our passengers, their baggage and our employees. The total payments under this agreement were R$87 and R$148 for 2002 and 2003, respectively and R$46 for the three months period ended March 31, 2004.

      Under the terms of the Company’s shareholders’ agreement, five of the members of the board of directors have been appointed and elected by Aeropar Participações S.A. and three of the members of the board of directors have been appointed and elected by BSSF Air Holdings LLC.

12.	Financial instruments and concentration of risk

      At December 31, 2003 and 2002, the Company’s primary monetary assets and liabilities related to aircraft leasing operations. Based on discounted amount of future cash flows, the long-term vendor payable had an estimated fair value of R$5,175 and R$22,723 in 2003 and 2002, respectively. Due to their short-term nature, substantially, all other financial instruments included in the balance sheet are stated at amounts that approximate their fair values.

      Financial instruments that expose the Company to credit risk involve mainly cash and accounts receivable. The Company maintains cash deposits with highly rated financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

      The Company’s revenue is basically generated in Brazilian reais, however its liabilities, particularly those related to aircraft leasing, are U.S. dollar denominated. The Company’s exchange exposure at December 31, 2003 is set out below:

US$

Cash and cash equivalents	106
Deposits on aircraft leasing contracts	6,445
Deposits for aircraft and engine maintenance	56,173
Prepaid rentals	3,144
Accounts payable to foreign suppliers	(4,332)
Lease payable	(5,623)

Net assets denominated in US$	55,913

      Exchange rate exposure related to amounts payable arising from these leasing operations is managed together with commercial hedging strategies. At December 31, 2003, the notional amounts of outstanding foreign currency futures contracts was approximately R$75,000 and the fair value was approximately R$1,950. All foreign exchange contracts related to the purchase of US dollars expired in January 2004. As these

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

contracts do not qualify as hedges for financial reporting purposes changes in fair value are reported as financial expense. There were no foreign exchange contracts outstanding as of March 31, 2004.

      The Company is exposed to the effect of changes in the price and availability of aircraft fuel. To manage these risks, during 2003 the Company entered into crude oil option and swap agreements. Prices for crude oil are highly correlated to jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel price. These derivatives do not qualify as hedges for financial reporting purposes and changes in fair value of such derivative contracts are recorded as financial expense.

      At December 31, 2003, the Company had three crude oil contracts outstanding for up to 103,000 barrels of oil, with the longest remaining term of one month. As those contracts were entered into near year-end, the fair value is minimal. The Company had no such contracts outstanding at December 31, 2002 or at the three months ended March 31, 2004.

      The Company’s acquisition of fuel and oil is made substantially from one supplier.

13.	Financial income (expense), net

      Components of Financial income (expense) for the year ending December 31 was as follows:

							Translation
							into thousands
	2001		2002		2003		of US$

Exchange variation gain		8,643		50,296		22,706	7,806
Exchange variation loss		(8,826)		(41,353)		(39,644)	(13,630)
Gain (loss) on derivatives		—		5,599		(29,876)	(10,271)
Other		(1,814)		(7,095)		(9,867)	(3,392)

Financial income (expense), net	R$	(1,997)	R$	7,447	R$	(56,681)	$(19,487)

      For the three months ending, March 31 the financial income (expense), net was as follows (unaudited):

					Translation
					into thousands
	2003		2004		of US$

Exchange variation gain		5,746		3,252	1,118
Exchange variation loss		(11,497)		(908)	(312)
Gain (loss) on derivatives		—		(911)	(313)
Other		(1,762)		1,781	612

Financial income (expense), net	R$	(7,513)	R$	3,214	$1,105

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

14.	Income Taxes

      Income taxes in Brazil include federal income tax and social contribution. The statutory composite tax rates were 34% for 2001, 2002 and 2003. The effective tax rate on income (loss) before income taxes differed from the statutory composite rate for the years ended December 31, for the following reasons:

							Translated
							into thousands
	2001		2002		2003		of US$

Income before income taxes	R$	(3,639)	R$	52,999	R$	264,135	$90,812
Income tax expense at statutory tax rate		—		17,996		89,782	30,868
Reconciliation of statutory to effective rate:
Operating loss carry forwards		—		(608)		(167)	(57)
Nondeductible donations, and promotions		—		(190)		(866)	(298)
Others		—		444		(73)	(25)

Income tax expense		—	R$	17,642	R$	88,676	$30,488

      Analysis of deferred tax balances:

					Translation			Translation
	December 31,		December 31,		into thousands	March 31,		into thousands
	2002		2003		of US$	2004		of US$

						(Unaudited)		(Unaudited)
Deferred tax assets
Deferred taxes—merger of shareholders	R$	—	R$	—	$—	R$	29,187	$10,035
Recoverable local taxes		9,790		3,060	1,052		—	—
Contingencies		—		2,913	1,002		4,007	1,378
Other		700		1,753	603		1,723	592

Total deferred tax assets		10,490		7,726	2,657		34,917	12,005
Deferred tax liabilities
Property and equipment		(194)		—	—		—	—
Deposits		(26,330)		(51,902)	(17,844)		(60,455)	(20,785)
Provision for maintenance		(212)		—	—		—	—

Total deferred tax liabilities		(26,736)		(51,902)	(17,844)		(60,455)	(20,785)
Current deferred taxes assets		9,790		3,060	1,051		6,311	2,170

Net deferred tax liabilities	R$	(26,036)	R$	(47,236)	$(16,240)	R$	(31,849)	$(10,950)

      In connection with the Company’s March 29, 2004 reorganization, the Extraordinary General Meeting of the Company’s shareholders approved the merger of stockholder BSSF II Holdings Ltda. into GOL. The preferred shares previously owned by BSSF II Holdings Ltda. were cancelled and reissued to BSSF Air Holdings Ltd. With this merger, the Company acquired the right to amortize for Brazilian local statutory and tax purposes a goodwill premium of approximately R$86 million generated from BSSF II Holdings Ltd. acquisition of its ownership in GOL. The amortization of this premium for local statutory and tax purposes will result in future tax benefit for the Company over an estimated period of up to five years. The R$29.2 million tax benefit of the goodwill premium has been recorded as a deferred tax asset at March 31,

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

2004, with a corresponding increase to additional paid in capital. As the Company realizes the tax benefit of the goodwill premium, a reclassification from additional paid in capital to commons shares will be made.

15.	Earnings per share

      The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. The Company has no dilutive securities outstanding.

16.	Subsequent Events (unaudited)

Aircraft approval and acquisition

      On April 4, 2004, the Company obtained approval from the Civil Air Transportation Office of Brazil—DAC to increase the size of its fleet to 25 aircraft.

      During May 2004, the Company entered into two year operating lease agreements and expects to take delivery of three Boeing 737-300 aircraft in the last six months of 2004 and up to two additional Boeing 737-300 aircraft late in 2004, which will be used to meet Company’s short term capacity needs. The estimated aggregate lease payments for these aircraft would be US$4.1 and US$6.9 in the first and second year of the operating lease agreement, respectively. The Company will not be required to make any aircraft leasing contract deposits for these aircraft.

      During May 2004, the Company signed an agreement with The Boeing Company for firm aircraft orders of 15 737-800 Next Generation aircraft scheduled for delivery between 2007 and 2009. Committed expenditures for these aircraft and related equipment, including estimated amounts for contractual price escalations and predelivery deposits, will be approximately US$8.5 million in 2004 for deposits, no payments in 2005, US$55.1 million in 2006, US$334.6 million in 2007, US$264.7 million in 2008 and US$197.7 million in 2009.

      The Company also has options to purchase 28 737-800 Next Generation aircraft that are exercisable between 2005 and 2010.

Stock Option Grant

      At a shareholders’ meeting held on May 25, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. Initially, 937,412 of the Company’s preferred shares have been reserved for issuance under the plan. The Company expects that the number of preferred shares reserved for issuance under this executive stock option plan will be increased to 6,000,000 preferred shares and to grant these new options over a three-year period, subject to the approval of the compensation committee and the Company’s shareholders at a shareholders’ meeting. The terms under which these new options will be granted will be determined by the compensation committee and the board of directors.

      Subsequent to the approval of the plan, the Company issued to executive officers stock options to purchase up to 937,412 preferred shares at an exercise price of R$3.04 per share. Fifty percent of the options will vest on October 25, 2004, with the remaining 50% vesting at the end of each quarter subsequent to October 25, 2004, on a pro rata basis. Each option will expire two years after the vesting date.

      In connection with the initial grant of preferred stock options, the Company will record deferred stock compensation of R$20.1 million (US$6.9 million), representing the difference between the exercise price of

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Brazilian Reais)
(Information for the three months ended March 31, 2004 is unaudited)

the options and the deemed fair value of the preferred stock. This amount will be amortized to operations over the vesting period. The amortization of stock options is expected to be approximately R$11.1 million for 2004; R$6.7 million for 2005; and R$2.3 million in 2006. This grant did not affect previously reported earnings per share information.

     Creation of finance subsidiary

      On May 24, 2004, the Company formed GOL Finance LLP for the purpose of facilitating cross-border transactions, including the lease and purchase of aircraft. GOL Finance LLP, the initial capital of which was US$7.0 million, is based in the United Kingdom.

[Inside Back Cover Art: Graphic (center): Photo collage including pictures of Gol aircraft, personnel, and facilities]

Until                     , 2004, 25 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

      Neither the laws of Brazil nor the Registrant’s by-laws or other constitutive documents provide for indemnification of directors or officers. The Registrant does not maintain liability insurance and has not entered into indemnity agreements which would insure or indemnify its directors or officers in any manner against liability which he or she may incur in his or her capacity as such.

Item 7.	Recent Sales of Unregistered Securities

      The securities of the Registrant that were issued or sold by the Registrant within the past three years and not registered with the Commission are described below. All such securities were issued, subscribed and fully paid for outside the United States, in accordance with the Brazilian corporation law. As such, the issuance and subscription of securities described below were not subject to the registration requirements of the Securities Act.

      On March 12, 2004, the Registrant issued 80 common shares and 20 preferred shares, which were fully subscribed and paid for by Aeropar Participações S.A. and Comporte Participações S.A., respectively, as their initial participation in the Registrant’s capital stock.

      On March 29, 2004, the Registrant issued:

•	39,088,667 common shares, which were subscribed for by Aeropar Participações S.A. and paid for through a contribution by Aeropar Participações S.A. of 39,088,667 common shares of Gol Transportes Aéreos S.A.;

•	11,247,808 preferred shares, which were subscribed for by Aeropar Participações S.A. and paid for through a contribution by Aeropar Participações S.A. of 2,839,602 Class A preferred shares of Gol Transportes Aéreos S.A. and 8,408,206 Class B preferred shares of Gol Transportes Aéreos S.A.;

•	2,411,328 preferred shares, which were subscribed for by Comporte Participações S.A. and paid for through a contribution by Comporte Participações S.A. of 2,411,328 common shares of Gol Transportes Aéreos S.A.;

•	7,535,396 preferred shares, which were subscribed for by BSSF Air Holdings Ltd. and paid for through a contribution by BSSF Air Holdings Ltd. of 7,535,396 Class A preferred shares of Gol; and

•	2 common shares, which were subscribed for by BSSF Air Holdings Ltd. and paid for through a contribution by BSSF Air Holdings Ltd. of 2 Class A preferred shares of Gol.

      On May 25, 2004, the Registrant issued to executive officers stock options to purchase up to 937,412 preferred shares at an exercise price of R$3.04 per share.

Item 8.	Exhibits

      (a) The following documents are filed as part of this Registration Statement:

1.1		Form of International Underwriting Agreement.
3.1	*	By-laws of the Registrant, together with an English translation.
4.1	*	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.

4.2	*	Shareholders’ Agreement among Comporte Participações S.A., Aeropar Participações S.A., BSSF Air Holdings LLC and the Registrant.
4.3	*	Subscription and Option Agreement, dated January 20, 2003, by and among Áurea Administração e Participações S.A., BSSF Air Holdings Ltd., BSSF II Holdings Ltda. and Gol Transportes Aéreos S.A., and addendum.
5.1		Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant, as to the legality of the preferred shares.
8.1	*	Opinion of Shearman & Sterling LLP, as to tax matters.
8.2		Opinion of Mattos Filho, Veiga, Filho, Marrey Jr. e Quiroga-Advogados, as to tax matters.
10.1	†	Agreement, dated as of January 1, 2002, between the Registrant and Petrobras Distribuidora S.A., including Amendment No. 1, dated as of May 1, 2002.
10.2	†	Service Agreement, dated February 24, 2003, between the Registrant and VEM — Varig Engenharia de Manutenção S.A.
10.3	†	Open Skies Reservation Services Agreement, dated October 6, 2000, between Open Skies, Inc. and the Registrant, including amendments thereto.
10.4	†	Aircraft Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreas S.A. and The Boeing Company.
23.1		Consent of Ernst & Young Auditores Independentes S.S.
23.2		Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant (included in Exhibit 5.1).
23.3		Consent of Shearman & Sterling LLP, U.S. legal counsel of the Registrant (included in Exhibit 8.1).
23.4	*	Consent of Omni Marketing.
24.1	*	Powers of Attorney.
99.1	*	Concession Agreement, dated as of January 3, 2001, between Gol Transportes Aéreos S.A. and the Federal Union, represented by the Comando da Aeronáutica, through the Departamento de Aviação Civil.
99.2	*	Form of Intersyndicate Agreement.

*	Previously filed.

†	Confidential treatment requested.

     (b) Financial Statement Schedules

      None.

Item 9.	Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby also undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. For the purposes of Item 512(F) of Regulation S-K, the undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, São Paulo, Brazil, on June 23, 2004.

GOL Linhas Aéreas Inteligentes S.A.

By:	/s/ Constantino de Oliveira Junior

Name: Constantino de Oliveira Junior
Title: President, Chief Executive Officer

By:	/s/ Richard F. Lark, Jr.

Name: Richard F. Lark, Jr.
Title: Vice President—Finance, Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons on June 23, 2004 in the capacities indicated:

Name	Title

/s/ Constantino de Oliveira Junior Constantino de Oliveira Junior	President and Chief Executive Officer

/s/ Constantino de Oliveira Constantino de Oliveira	Chairman of the Board of Directors

/s/ Henrique Constantino Henrique Constantino	Director

/s/ Joaquim Constantino Neto Joaquim Constantino Neto	Director

/s/ Ricardo Constantino Ricardo Constantino	Director

/s/ Ana Vigon Tabar Ana Vigon Tabar	Director

/s/ Peter M. Yu Peter M. Yu	Director

/s/ Claudio E.S. Galeazzi Claudio E.S. Galeazzi	Director

/s/ Richard F. Lark, Jr. Richard F. Lark, Jr.	Vice President—Finance and Chief Financial Officer

Puglisi & Associates	Authorized Representative in the United States

/s/ Donald J. Puglisi By: Donald J. Puglisi Authorized Signatory

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of International Underwriting Agreement.
3.1	*	By-laws of the Registrant (English translation).
4.1	*	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts.
4.2	*	Shareholders’ Agreement among Comporte Participações S.A., Aeropar Participações S.A., BSSF Air Holdings LLC and the Registrant.
4.3	*	Subscription and Option Agreement, dated January 20, 2003, by and among Áurea Administração e Participações S.A., BSSF Air Holdings Ltd., BSSF II Holdings Ltda. and Gol Transportes Aéreos S.A., and addendum.
5.1		Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant, as to the legality of the preferred shares.
8.1	*	Opinion of Shearman & Sterling LLP, as to tax matters.
8.2		Opinion of Mattos Filho, Veiga, Filho, Marrey Jr. e Quiroga-Advogados, as to tax matters.
10.1	†	Agreement, dated as of January 1, 2002, between the Registrant and Petrobras Distribuidora S.A., including Amendment No. 1, dated as of May 1, 2002.
10.2	†	Service Agreement, dated February 24, 2003, between the Registrant and VEM — Varig Engenharia de Manutenção S.A.
10.3	†	Open Skies Reservation Services Agreement, dated October 6, 2000, between Open Skies, Inc. and the Registrant, including amendments thereto.
10.4	†	Aircraft Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreas S.A. and The Boeing Company.
23.1		Consent of Ernst & Young Auditores Independentes S.S.
23.2		Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian legal counsel of the Registrant (included in Exhibit 5.1).
23.3		Consent of Shearman & Sterling LLP, U.S. legal counsel of the Registrant (included in Exhibit 8.1).
23.4	*	Consent of Omni Marketing.
24.1	*	Powers of Attorney.
99.1	*	Concession Agreement, dated as of January 3, 2001, between Gol Transportes Aéreos S.A. and the Federal Union, represented by the Comando da Aeronáutica, through the Departamento de Aviação Civil.
99.2	*	Form of Intersyndicate Agreement.

 * Previously filed.

†	Confidential treatment requested.